Jordan K. Thomsen
                                            Assistant Vice President and Counsel
                                                                   (212)314-5431
                                                                   June 22, 2010



VIA EMAIL
Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549



         RE:  AXA Equitable Life Insurance Company:
              -------------------------------------
              Separate Account No. 49 of AXA Equitable Life Insurance Co. Protected Capital Strategies
              Initial Registration Statement filed on Form N-4
              File Nos. 811-07659 and 333-165395, and
              Initial Registration Statement filed on Form S-3
              File No. 333-165396

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to your letter dated June 4, 2010, which provided the comments of the SEC staff on the above-referenced registration statements. We set forth each specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses. The page reference numbers in the comments refer to the courtesy copy that we provided to the staff with the filing of the initial registration statements. The page reference numbers in the responses refer to the draft prospectus attached to this letter. Item references are to the Item numbers set forth in Form N-4 or Form S-3 as applicable.

COMMENT 1.  GENERAL
            -------

         COMMENT 1.A.
         Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the company's guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the company) with third parties.

         RESPONSE 1.A.
         The Company does not have any agreement with any third party providing a guarantee of the particular benefits or guarantees under the contracts. The Company, however, does have standard mortality reinsurance arrangements with reinsurance companies with respect to the Company's business generally. The Company remains primarily responsible for paying out on any benefits or guarantees associated with the contracts, regardless of such reinsurance. The Company does not have any agreement with any third party providing any commitment or guarantee of capital support for the Company.

         COMMENT 1.B.
         Please explain to the staff the basis, including precedent, for your belief that the interests in the Protected Investment Option of the Protected Capital Strategies(SM) contract to be offered by AXA Equitable are qualified to be registered on Form S-3.

         RESPONSE 1.B.
         For reasons discussed below, the fact that adverse market conditions can cause a policyholder to lose money by allocating a premium payment or other amounts of account value to the Protected Investment Option ("PIO") does not preclude reliance on General Instruction I.B.2. to Form S-3.

         Administrative History of General Instruction I.B.2.

         This General Instruction dates from Form S-3's initial adoption in SEC Rel. No. 33-6383 (March 3, 1982). As initially adopted, the instruction referred to "non-convertible debt and preferred securities" that have been assigned an investment grade rating. Even as to "non-convertible debt and preferred securities," of course, there would be no guarantee that a purchaser would not lose money. Many such securities are traded in open markets, for example, and their market prices can vary dramatically over time due to a wide variety of factors, such as post-issuance changes in interest rates and changes in perceived credit-worthiness of the issuer.

         In 1992, moreover, the language of General Instruction I.B.2. was further broadened by SEC Rel. 33-6964 (Oct. 22, 1992) ("Release 33-6964"). Specifically, the words "debt" and "preferred" were deleted, which clarified that the ability to rely on the instruction does not depend upon the security's being a form of debt or preferred securities. Release 33-6964 explained this change, as follows:

         This change clarifies that other investment grade financing instruments (such as foreign currency or other cash-settled derivative securities) may be registered under the investment grade standard.

         Clearly, foreign currency derivatives, as well as other types of derivatives such as referred to in the above-quoted language, may result in substantial losses to purchasers thereof, and such losses may result from, among other things, changes in the value of a "Reference" (i.e., a reference currency, reference commodity, reference instrument, or reference index upon which the derivative is based). This may be called a "Reference Value Risk."

         We believe that a policyholder's interest in a Protected Investment Option could fairly be embraced by the term "derivative," as used in the above-quoted language from Release 33-6964, to the extent that the value of the policyholder's interest at a given time is determined by applying a contractually specified formula to the then-current value of a Reference. We do not believe it is necessary, however, that the Protected Investment Option interests be considered to be "derivatives" in order to rely on General Instruction I.B.2. Rather, the above-quoted language from Release 33-6964 makes clear that "derivatives" are only one of the types of non-convertible investment instruments that (in addition to debt and preferred stock) can rely on this instruction, assuming that they are rated investment grade.


         Certain Public Policy Considerations

         If Form S-3 were unavailable, interests in Protected Investment Option would be required to be registered on Form S-1 instead. We do not believe there is any public policy reason that would make Form S-1 the preferable form for this purpose.

         In particular, the fact that policyholders are exposed to a Reference Value Risk by their participation in a Protected Investment Option does not give rise to any public policy reason for requiring the Protected Investment Option interests to be registered on Form S-1, rather than Form S-3. That risk is required to be as fully disclosed in a Form S-3 prospectus as in a Form S-1 prospectus. For example, Form S-3 requires the prospectus to include the same risk factors and information about the terms of the Protected Investment Option as would be required if the Protected Investment Option interests were being registered on Form S-1. See Items 3 and 9 of Form S-3, which are identical to Items 3 and 9 of Form S-1 to the extent relevant.

         It is important to note that, under the specific terms of Form S-3, this information about risk factors and the terms of the securities is required to be included in the prospectus, and cannot be incorporated by reference into the prospectus from any other document filed with SEC. Under Form S-1, by contrast, this information could be incorporated by reference into the prospectus from other filings with the SEC, assuming certain conditions are met. See General Instruction
         VII. to Form

         S-1. Thus, if anything, Form S-3 generally would require a greater level of disclosure in the prospectus concerning the Protected Investment Option interests and, in particular, the risks thereof and the terms and conditions thereof.

         Form S-3, of course, requires the registrant's 1934 Act filings to be incorporated by reference into the prospectus. The information required to be contained in those 1934 Act filings, however, has to do with matters such as the registrant's business, financial condition, results of operations, financial statements, officers and directors, management remuneration, and properties. Such 1934 Act reports, of course, would not generally contain information bearing upon the Reference Value Risk of the Protected Investment Option. Rather, as noted above, Form S-3 generally requires that risk, as well as the terms and conditions of the Protected Investment Option, to be disclosed in the prospectus. Moreover, pursuant to General Instruction VII. to Form S-1, the information that is contained in a registrant's 1934 Act reports generally is permitted to be incorporated by reference into a prospectus filed pursuant to that form, and Form S-1, therefore, does not differ greatly from Form S-3 in that regard.

         In sum, insofar as pertinent to the Protected Investment Option interests (and particularly the Reference Value Risks thereof), (1) Form S-3 requires no less prospectus disclosure than Form S-1 and (2) if the full extent of Form S-1's permitted incorporation by reference were utilized, a Form S-1 prospectus might contain even less disclosure in this regard than is required in a Form S-3 prospectus.

         Certain Precedents

         Numerous insurance companies have relied on General Instruction I.B.2. of Form S-3 to register modified guarantee annuity ("MGA") interests that have incorporated so-called "market value adjustment" features. In many such cases, it has been possible for an investor in an MGA interest to receive back less than the amount of his or her investment, due to the operation of the market value adjustment feature. That is, it has been possible in such cases for the market value adjustment formula to result in a negative adjustment that exceeded the amount of any cumulative earnings on the MGA interest, such that an investor withdrawing from the MGA interest would receive an amount less than the amount originally allocated by the investor to the MGA interest. We respectfully submit that such instances provide good precedents for registration of the Protected Investment Option interests in reliance on General Instruction I.B.2. of Form S-3.


         COMMENT 1.C.
         Please revise the "Calculation of Registration Fee" as it is not clear why the values appearing in the table are appropriate and footnotes 1 and 2 to the table do not appear in the table itself. Based on the current disclosure, the staff would have expected i) only one row in the table; ii) the value appearing in the second column of first row to appear in the second to last column; iii) and footnotes 1 and 2 appearing under the second and third columns of first row.

         RESPONSE 1.C.
         There is some variation in the manner in which registrants complete the Calculation of Registration Fee table in Form S-3 and S-1 registration statements relating to insurance products. Such variations are likely due to the fact that the table was not designed with such products in mind. As the staff's comment points out, the registrant inadvertently omitted to include the applicable footnote references in the table. Otherwise, we believe that there is ample precedent for completing the table in the manner filed in this registration statement. Nevertheless, as described below, the registrant by pre-effective amendment will make certain changes to make the table more clear.

         In this regard, the $1,402,524.54 specified as the "Amount to be registered" was simply the amount that could be registered by paying the minimum $100 filing fee that was specified in the table under "Amount of registration fee" and that was paid with the initial filing of this registration statement. The registrant by pre-effective amendment will increase the dollar amount of securities registered to a substantially greater amount and will enter that greater amount in the table under both "Amount to be registered" and "Proposed maximum aggregate offering price" and in the second sentence of footnote (1) to the table. The registrant will also increase the amount of registration fee entered under "Amount of registration fee" (with an appropriate explanatory footnote as to the additional amount of registration fee being paid with the amendment). The first sentence of footnote (1) to the table will be revised to read as follows:

                  (1) Interests in the Protected Investment Option of AXA Equitable Life Insurance Company are issued in U.S. dollar amounts, rather than units.

         In the "Proposed maximum offering price per unit" column of the table, "100%" will be replaced by "Not Applicable" and a reference to footnote
         (1). A reference to footnote (1) will also be inserted in the "Amount to be registered" column of the table, and footnote (2) will be entirely deleted from the table.


         COMMENT 1.D.
         Please explain to the staff whether [the Company] intends to offer additional similar options through separate registration statements or simply adding them to this registration statement.

         RESPONSE 1.D.
         As noted in the transmittal letter that accompanied the initial filing of this Form S-3 registration statement, the registrant initially plans to offer the Protected Investment Option with the "Protected Capital Strategies" variable annuity contract, interests under which are filed pursuant to a Form N-4 registration statement (File No. 333-165395).

         The Company expects that the Protected Investment Option ("PIO") prospectus disclosure that would be used in connection with any additional forms of variable contracts would be substantially similar to the PIO prospectus disclosure that is used in connection with Protected Capital Strategies.

         Under these circumstances, the Company does not expect to file a new 1933 Act registration statement in order to use the PIO in connection with any variable contract in addition to Protected Capital Strategies. Instead, any new version of the prospectus related to PIO, either as part of a contract offering variable investment options or a stand-alone PIO prospectus, would be substantially similar to the current disclosure.

         This approach is quite similar to cases that frequently arise currently where, for example, a single 1933 Act registration statement is permitted to include different versions of the prospectus for a variable product in order to reflect the distribution of the product through different channels. In effect, each different variable contract could fairly be regarded simply as a different channel for distributing the PIO interests.

         Even outside the insurance product context, Form S-3 itself, of course, is commonly used in circumstances where multiple versions of a prospectus are included in the same registration statement (including even different versions that relate to quite different securities).

         Accordingly, Form S-3 provides ample flexibility to include all PIO prospectus filings within the same Form S-3 registration statement for the reasons set forth above.



PROSPECTUS
----------

COMMENT 2.  FRONT COVER PAGE

         COMMENT 2.A.
         Please include and confirm that all disclosure items required by Item 501 of Regulation S-K per Item 1 of Form S-3, in particular note Items 501(b)(5) and (b)(8).

         RESPONSE 2.A.
         We have addressed Item 501(b)(5) by adding the following disclosure to the cover page:

         PLEASE REFER TO PAGE 13 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS.

         We have addressed Item 501(b)(8) by adding the following disclosure to the cover page:

         The principal underwriters of the contract are AXA Advisors, LLC and AXA Distributors, LLC. The offering of the contract is intended to be continuous.

         COMMENT 2.B.
         Please make clear that the Segment Return will apply only to amounts held to maturity. Please also note that the investor bears the entire risk of loss of principal held in the Protected Investment Option to the extent the losses in the relevant index exceed the amount of downside protection offered under the contract, and that this protection will not exceed 10% on an annual basis. Please further note that negative adjustments will be made to withdrawals made before a Segment matures. Please repeat this information in the "Protected Investment Option" subsection of the "Protected Capital Strategies at a glance" section on page 8.

         RESPONSE 2.B.
         We have clarified these points and repeated the disclosure in the appropriate section. See the cover page and page 7.

         COMMENT 2.C.
         For clarity, in the third paragraph, please briefly describe what is provided in Appendix I. Appendix I lists certain state variations from the contract described in the prospectus. Please confirm either that the Appendix contains all material variations from the contract described in the prospectus or that the prospectus describes all material rights and obligations of purchasers of the contract.

         RESPONSE 2.C.
         We have provided a more descriptive cross-reference to Appendix I on the cover page and revised the introductory disclosure to Appendix I. New state variation disclosure has been included in Appendix I to reflect additional state variation disclosure received since our last filing. As new states approve Protected Capital Strategies with material contract variations, the Company will update Appendix I via prospectus supplement. The Company confirms that Appendix I contains all material variations from the contract described in the prospectus. See the cover page and page A-1.

         COMMENT 2.D.
         With respect to the last sentence of the fourth paragraph regarding the insurance company's ability to refuse to accept any application or contribution at any time even after purchase, please highlight the impact that refusal of contributions may have on the value and benefits of an owner's contract here and wherever else applicable in the prospectus, i.e., will limit contract value and death benefit. In doing so, please also describe generally in the same section(s) the circumstances under which applications and contributions may be refused.

         RESPONSE 2.D.
         We added the requested disclosure. See the cover page and page 16.

         COMMENT 2.E.
         With respect to the description of the Protected Investment Option in the fifth paragraph, please revise the disclosure to provide a more general description of the option, e.g., the second and third sentence of the paragraph and the summary description of feature on page 8 without resorting to the use of defined terms. Given its current content including the use of a number of defined terms, the staff believes the disclosure is extremely dense and overly technical and therefore, does little to enhance the reader's understanding of the feature.

         RESPONSE 2.E.
         We have revised the description of the Protected Investment Option on the cover page. The revised version does not rely on the use of the defined terms.

         COMMENT 2.F.
         Please define all terms the first time they are used in the body of the prospectus or use the term in full, e.g., "Gold Index" and "Oil Index" are used in table of indices but are not defined until page 8.

         RESPONSE 2.F.
         The list of defined terms now immediately follows the "Table of contents." In addition, the Gold Index and the Oil Index are defined on the cover page.

         COMMENT 2.G.
         In the last paragraph, please clarify the meaning of the phrase, "is a part of one of the registration statements."

         RESPONSE 2.G.
         The words "one of" have been removed.

         COMMENT 2.H.
         Please confirm that the pages provided in the "Index of key words and phrases" on page 4 accurately reflect the pages on which a definition should appear, e.g., reflects that "business day" is defined on page 54, but actually defined on page 19.

         RESPONSE 2.H.
         The "Index of key words and phrases" has been replaced with "Definitions of key terms." This change is also consistent with our response to Comment 5.g.



COMMENT 3.  HOW TO REACH US (PAGES 3 AND 4)

         The information contained in this section is too detailed to merit placement before important sections such as the At a glance, Risk Factors and the fee table sections. Please move the information to a more appropriate location in the prospectus, preferably to a position after all the defined terms that appear for the first time in this section have already been defined.

         RESPONSE 3.
         This section has been moved to page 14, after Risk Factors.

COMMENT 4.  PROTECTED CAPITAL STRATEGIES AT A GLANCE - KEY FEATURES (PAGE 8)

         COMMENT 4.A.
         In the last sentence under "Access to your money" on page 9, please clarify which series may be subject to withdrawal charges, and an income or penalty tax.

         RESPONSE 4.A.
         We have clarified that Series B is subject to withdrawal charges. See page 8.

         COMMENT 4.B.
         Please include a brief description of "free look" rights under the contract and a cross-reference to the fuller discussion of those rights on page 25.

         RESPONSE 4.B.
         We have added a brief description of "Your right to cancel" and a cross-reference to the fuller discussion. See page 8.

COMMENT 5.  PROTECTED INVESTMENT OPTION DEFINITIONS (PAGE 10)

         COMMENT 5.A.
         In the definition of "Performance Cap Rate" and in the body of the prospectus where appropriate, please disclose the guaranteed minimum rate that the cap may be set if there are any.

         If no minimum is provided, please add appropriate risk disclosure to the risk factors section on page 15, e.g., investors will have to set minimum acceptable returns without knowing what the Performance Cap Rate is, and that because there is no minimum, the cap could lead to returns much lower than those of other variable investment options if the Protected Investment Option was not elected.

         RESPONSE 5.A.
         There is no guaranteed minimum cap rate. We have added disclosure to the risk factors section. See the third bullet on page 13.

         COMMENT 5.B.
         The definition for "Scheduled Holiday" does not account for the MSCI EAFE Price Return Index. Please address the omission.

         RESPONSE 5.B.
         We have included MSCI EAFA in the definition of "Scheduled Holiday." See page 5.

         COMMENT 5.C.
         For clarity, please revise the definition for "Scheduled Holiday" and "Segment Business Day" so it is clearer as to which market applies to which underlying Index, e.g., see the definition of "Unscheduled Close Date."

         RESPONSE 5.C.
         We have revised the definition of Segment Business Day and Unscheduled Close Date to clarify their relationship to one another and to the definition for Scheduled Holiday. See pages 5 and 6. The identification of a day as a Segment Business Day applies to all Segments, and is any weekday other than a Scheduled Holiday. Accordingly, a Scheduled Holiday also applies to all Segments, which is the reason that the definition of Scheduled Holiday lists the Scheduled Holidays without applying them to any particular Index. In contrast, the determination of an Unscheduled Close Date is made by Segment Type, not for the entire contract. This distinction between Segment Business Day and Scheduled Holiday, on the one hand, and Unscheduled Close Date, on the other hand, has been clarified in the revised definitions.

         COMMENT 5.D.
         Please confirm accuracy of "Segment Business Day" relative to the definitions of "Scheduled Holiday" and "Unscheduled Close Date," i.e., the former uses the phrase "any day that all of the following are true" whereas the latter definitions reflect that each of the underlying Indices may have varied dates on which their values are not published.

         Moreover, the subsections "Setting the Segment Maturity Date and Segment Start Date" and "Effect of Unscheduled Close Date" on page 24 as well as Appendix IV appear to support the idea that different Segments may have different start and maturity dates.

                 i. If true, please consider revising these three definitions into just one or two definitions for plain English purposes such that a day is either a "Segment Business Day," or not a "Segment Business Day" or a "Non-Segment Business Day" where the "Segment Business Day" would not include days on which the value of the underlying Index is not published whether it be a scheduled holiday or unscheduled emergency closing, e.g., see definition of "business day" on page 19.

                ii. If true, please also revise the second sentence under "Segment Types" on page 21 to indicate that "in general" the Segment Start

                      Date will be the 15th of a month, e.g., see first sentence under "Segment Start Date" on page 22.

         RESPONSE 5.D.
         As explained in the previous response, we have revised the definitions to more clearly explain the relationship of Segment Business Day, Scheduled Holiday and Unscheduled Close Date. See pages 5 and 6. In particular, we have emphasized that the determination of whether a business day under the contract is a Segment Business Day applies to all Segments under the contract, whereas an Unscheduled Close Date will affect only the Segments using the Index relating to the particular unscheduled close (i.e., the unscheduled closing of the exchange related to the Index or the failure of the Index provider to publish the Index).

         We have revised the second sentence under "Segment Types" on page 21 to note that the Segment Start Date is generally the 15th of the month.

         COMMENT 5.E.
         Please use definitions consistently throughout the prospectus. Only by way of example, please note the following.

                  i. Should use "Segment Type Holding Account" in lieu of "Holding Account" in third sentence of first paragraph under "Allocation your contributions" on page 19.

                 ii. Should use "Index Performance Rate" in lieu of "Index" in the caption for the first column of the table under "Segment Maturity Value" on page 23.

                iii. Should insert, "day that is both a Segment Business Day and a" in between "each" and "business."

         RESPONSE 5.E.
         We have revised the prospectus to provide consistent use of definitions, including on pages cited by the staff in this comment.

         COMMENT 5. F.
         "Segment Type" is defined as a Segment having the same Index, Segment Duration, and Segment Buffer. Therefore, please make that clear in the fourth sentence under "Segment Types."

         RESPONSE 5.F.
         We have made the requested change. See page 21.

         COMMENT 5.G.
         The prospectus provides a definitional section for the Protected Investment Option but only provides an index of page numbers where other terms are defined. Please consider providing a combined definitional section where the Protected Investment Option definitions could be provided as a subset of the general definitions.

         RESPONSE 5.G.
         We have created a new section called "Definitions of key terms." See pages 5 and 6.


COMMENT 6.  FEE TABLE (PAGE 12)

         COMMENT 6.A.
         The prospectus notes in Appendix II that application of the principal adjustments that go into the calculation of the Segment Interim Value could cause investors to lose as much as 90% of the principal held in a Segment. Please note the existence and extent of this early withdrawal adjustment in the fee table, along the lines of the disclosure provided in the prospectus filed by AXA Equitable under 1933 Act File No. 333-161963 ("MSO Prospectus").

         RESPONSE 6.A.
         We have revised Appendix II to explain in more detail the calculation of Segment Interim Value, which differs from the calculations under MSO. As detailed in Appendix II, the calculation of Segment Interim Value involves a variety of values, including index-related values, swap rates, and adjustments related to the calculation of the Performance Cap Rate and is not the application of an early withdrawal penalty. Therefore, we do not believe that there is a withdrawal charge appropriate for inclusion in the fee table.

         COMMENT 6.B.
         Appendix II makes reference to an "expense spread." Please clarify the use of the word "spread" in this context. Also to the extent this phrase refers to a charge on assets either in a Segment or in another investment option under the contract, please include these charges in the fee table. If this is a charge, please clarify in the fee table and in the body of the prospectus whether this charge varies by any term or condition of the Segment, such as the Segment Buffer. Lastly, if there are no costs imposed in choosing one Segment Buffer over another, please clarify in the prospectus why an investor should choose a lower Segment Buffer, e.g., perhaps lower Segment Buffers carry lower Participation Cap rates.

         RESPONSE 6.B.
         In the revised Appendix II, we have explained in more detail the calculation of Segment Interim Value. We have eliminated the reference to an expense spread, and instead explained in more detail a positive adjustment we make to the Segment Interim Value related to the Performance Cap Rate. We call the positive adjustment the Cap Calculation Factor. We also note in Appendix II that this adjustment does not change the calculation of the Segment Maturity Value. For that reason, we do not believe that any addition is required to the fee table with respect to the Segments. The Protected Investment Option does not use a separate account registered under the 1940 Act, and the values payable under the Option are based on the contractual guarantees for Segment Maturity Value and Segment Interim Value, not an account value to which daily charges are applied.

COMMENT 7.  EXAMPLES (PAGE 13)

         COMMENT 7.A.
         In the first sentence of the preamble to the examples, please insert "contract" in lieu of "variable investment options."

         RESPONSE 7.A.
         We have made the requested change. See page 11.

         COMMENT 7.B.
         In the second sentence of the preamble to the examples, please delete either "contract fees" or "separate account annual expenses" as having both is redundant.

         RESPONSE 7.B.
         We have made the requested change. See page 11.

         COMMENT 7.C.
         For clarity, in the first sentence of the fourth paragraph, please insert "variable investment" in between "any" and "option."

         RESPONSE 7.C.
         We have made the requested change. See page 11.


COMMENT 8.  RISK FACTORS (PAGE 15)

         COMMENT 8.A.
         Please expand the fourth bullet point to specifically indicate that the Segment Interim Value reflects a risk of a substantial loss of principal, (e.g., see fourth bullet point of corresponding "Risk Factors" section of the prospectus for MSO Prospectus) instead of stating "it may be lower."

         RESPONSE 8.A.
         Unlike MSO, the calculation of the Segment Interim Value for Protected Capital Strategies does not result in the forfeiture of positive index performance. The referenced disclosure instead notes the risk that the Segment Interim Value may be lower even if the corresponding Index has experienced positive investment performance.

         COMMENT 8.B.

         Please convert the fifth and sixth bullet points to be sub-bullet points under the fourth bullet point, and in so doing please expand the disclosure to identify other circumstances (e.g., the third sentence of the third to last paragraph under "Segment Types" on page 21) that would result in the application of the Segment Interim Value. Please also clarify that Segment Terms are used, inter alia, for early withdrawals.

         Please also add another sub-bullet point here to identify, those circumstances that may occur "without any action on [the owners] part," e.g., deduction for charges, and expand on these in the prospectus to the extent they include actions other than RMDs.

         As an example of these modifications, please refer to the sub-bullet points following the fourth bullet point of the corresponding "Risk Factors" section in the MSO Prospectus.

         RESPONSE 8.B.
         We reorganized the presentation of the bullet points. The disclosure identifies all circumstance that would result in the application of the Segment Interim Value. See page 13.

         With regard to providing additional sub-bullets corresponding to those presented in MSO, those other circumstances are unique to MSO and do not apply to this contract. Please note that the contract fee applies only to amounts invested in the variable investment options and is not applicable to amounts invested in Segments.

         COMMENT 8.C.
         Please add disclosure to the sixth bullet point to briefly explain how the value of the Segment Interim Value would be affected by "both the volatility and level of the relevant Index, as well as interest rates," e.g., see last sentence of third sub-bullet point following fourth bullet point of the corresponding "Risk Factors" section in the MSO Prospectus.

         RESPONSE 8.C.
         We have added the requested disclosure. See page 13.

         COMMENT 8.D.
         With respect to the second to last bullet point, please include the actual risk posed by a change in an Index, e.g., may reduce the Performance Cap Rate.

         RESPONSE 8.D.
         A change in an Index would not result in a reduction of the Performance Cap Rate on an existing Segment. See the fourth paragraph under "Suspension, Termination and Changes to Segment Types and Indices" on page 25.

         COMMENT 8.E.
         Please add a bullet point to explain the risk that monies held in a Segment Type Holding Account may earn less interest than if the monies were held in another variable investment option without election of a Segment, e.g., last bullet point of the corresponding "Risk Factors"
         section in the MSO Prospectus.

         RESPONSE 8.E.
         We have added the requested disclosure. See page 13.

         COMMENT 8.F.
         The prospectus states that amounts withdrawn from a Segment before maturity cannot be transferred to other investment options and are, therefore, subject to a withdrawal charge. The prospectus also states that withdrawal charges are calculated as a percent of contributions, not account value. This means that the impact of a withdrawal charge would be greater when the contribution corresponding to the withdrawal is greater relative to the withdrawal. Since this could be expected to occur when the relevant index has declined at the point of withdrawal, the prospectus should note as a risk that the impact of a withdrawal charge that would be imposed when there is an early withdrawal is magnified at a time when the relevant index has declined.

         RESPONSE 8.F.
         We have revised the risk factor relating to withdrawals to reflect the staff's comment. See page 13.


COMMENT 9.  CONTRACT FEATURES AND BENEFITS - HOW YOU CAN MAKE YOUR CONTRIBUTIONS
            (PAGE 18)

         COMMENT 9.A.
         The third sentence of the first paragraph states that an initial contribution for an IRA (Traditional or Roth), must be a direct transfer or rollover contribution from another IRA contract. Please make this clear in the first paragraph under "How you can purchase and contribute to your contract" on page 16 and the ensuing table beginning on page 16.

         RESPONSE 9.A.
         We have added the requested disclosure under "How you can purchase and contribute to your contract" and under "How you can make your contributions". See pages 16 and 18.

         COMMENT 9.B.
         Please confirm accuracy of references to "we" in the second and third sentences in the set off definition of "business day" on page 19, i.e., given that the definition turns on whether the New York Stock Exchange ("NYSE") is open for regular trading, it would be more logical that the "we" in both sentences be replaced with "the NYSE."

         RESPONSE 9.B.
         "We" is defined on the first page of the "Table of contents" as meaning AXA Equitable, and we believe the use of "we" in the definition of "business day" correctly refers to AXA Equitable. On a day that the SEC declares a closure of the NYSE due to emergency conditions, AXA Equitable would either close early or not open for business. Emergency conditions would affect our ability to declare unit prices for our securities, which, in effect, would prevent AXA Equitable from doing business on that day.


COMMENT 10. CONTRACT FEATURES AND BENEFITS - WHAT ARE YOUR INVESTMENT OPTIONS
        UNDER THE CONTRACT? (PAGE 19)

         COMMENT 10.A.
         Please revise this section to be more precise, i.e., the investment options are actually between the variable investment options and the Protected Investment Option, which in turn consists of Segment Type Holding Accounts and Segments.

         RESPONSE 10.A.
         The Segment Type Holding Accounts are subaccounts of the EQ/Money Market and are correctly identified as variable investment options. We have revised the presentation of this section to clarify that point. See page 19.

         COMMENT 10.B.
         Consistent with comment 10.a. above, please do not have the term variable investment option include Segment Type Holding Accounts as is currently provided.

         RESPONSE 10.B.
         See Response 10.a. above.

COMMENT 11. CONTRACT FEATURES AND BENEFITS - PROTECTED INVESTMENT OPTION
        (PAGE 21)

         COMMENT 11.A.
         Please bold the first sentence of the third to last paragraph under "Segment Types" beginning with "Both the Performance Cap Rate..." on page 21.

         Please also bold the same disclosure appearing in the last paragraph under "Performance Cap Rate" on page 22.

         RESPONSE 11.A.
         This disclosure has been bolded. See pages 21 and 22.

         COMMENT 11.B.
         Please update the date and identity of the countries constituting the MSCI EAFE Index as provided in the last paragraph under "Securities Indices" on page 22.

         RESPONSE 11.B.
         We have updated this information. See page 22.

         COMMENT 11.C.
         Under "Performance Cap Threshold is met" beginning on page 22, please disclose why an owner would/would not specify a threshold, i.e., advantages and disadvantages having/not having one.

         RESPONSE 11.C.
         We have added the requested disclosure. See page 23.

         COMMENT 11.D.
         The substance of the third sentence of the third to last paragraph under "Effect of Unscheduled Close Date" and the last paragraph of the same subsection appearing on page 25 should be incorporated into the definitions of, respectively, the Segment Maturity Date and Segment Start Date on page 10, i.e., both dates must fall on a day that is both a business day and Segment Business Day.

         RESPONSE 11.D.
         We have clarified the third to last paragraph under "Effect of Unscheduled Closing Date" on page 25 to reflect that a Segment cannot mature on a day other than a Segment Business Day and that if the New York Stock Exchange is not open for regular trading, then that day is not a Segment Business Day. We have also revised the definitions of Segment Business Day, Segment Maturity Date and Segment Start Date on pages 5 and 6 to reflect the same.

         COMMENT 11.E.
         The last paragraph under "Suspension, Termination and Changes to Segment Types and Indices" states that the company has the right, for various reasons, to substitute an alternative index or add additional indices at any time. Please provide additional disclosure as to this right including the following issues.

         COMMENT 11.E.I.
         Will owners be notified of the use of an alternative and additional indices and if so, how (e.g., by amendment?) and when?

         RESPONSE 11.E.I.
         The Company will provide reasonable notice via prospectus supplement. See page 25.

         COMMENT 11.E.II.

         Please confirm that all circumstances under which the company has the right to use an alternative index have been disclosed. Otherwise, please disclose all other circumstances in which it may exercise such right.

         RESPONSE 11.E.II.
         The Company confirms that all circumstances under which it has the right to use an alternative index have been disclosed.

         COMMENT 11.E.III.
         If an alternative index is used, how will that impact upon the Index Performance Rate, Segment Rate of Return, and ultimately the Segment Maturity Value that an owner can expect.

         RESPONSE 11.E.III.
         The Index Performance Rate, Segment Rate of Return and Segment Maturity Value will be impacted by performance. An alternative index will only be used for an existing Segment if the new index is similar to the index that is being replaced. If a similar index cannot be found, the Segment will be terminated. See page 25.

         COMMENT 11.E.IV.
         If an alternative index is used, how will that impact upon the Performance Cap Rate and Segment Buffer, i.e., will same limits apply to the alternative index?

         RESPONSE 11.E.IV.
         If an alternative index is used, the Performance Cap Rate and Segment Buffer will remain the same. If an alternative index is not used, the Segment will be terminated. See page 25.

         COMMENT 11.E.V.
         Please disclose that there may times when no Segments of any or all Segment Types will be offered including what would become of all monies allocated to the Protected Investment Option.

         RESPONSE 11.E.V.
         We have provided the requested disclosure. See page 25.

 COMMENT 11.F.
 The first paragraph in the "Segment Types" subsection notes that a Segment Start Date is the 15th of each month. Given the delays due to Scheduled and Unscheduled Close dates, please qualify this by noting the Segment Start Date is "generally" the 15th. Also, the paragraph notes that the registrant "intends" to offer each Segment Type. Please make clear that you are not bound to offer any one particular Segment Type.

         RESPONSE 11.F.
         We have added the requested disclosure. See page 21.

         COMMENT 11.G.
         The prospectus notes in the first full paragraph in the second column on page 21 that the Performance Cap Rate and the Segment Buffer are not annual rates of return. This fact is not well disclosed and, in addition, could provide a trap for the unwary.

         As to the first issue, please highlight this sentence in bold and note this fact in the "At a Glance" section, in the definition section. Please also note in bold immediately after the table in the first column that the highest annual Buffer rate available in any Segment is 10%, and note this in the "At a Glance" section.

         As to the second issue, please either provide investors an opportunity to choose the cap rate expressed as an annual rate or make clear in the prospectus and in any communication accompanying forms to be used by investors to provide Performance Cap Threshold information to the registrant as to which basis the investor should use in providing that information.

         RESPONSE 11.G.
         The sentence has been bolded, and we have clarified that the Performance Cap Threshold is not an annual rate. We have also provided the requested information about the available Segment Buffer rates. See pages 8 and 21.

         COMMENT 11.H.
         The prospectus states that amounts in a Holding Account will be transferred if, among other things, the Performance Cap Threshold exceeds the Performance Cap Rate. Appendix II suggests there may be charges imposed on assets held in a Segment. If this is the case, please clarify here and elsewhere, as appropriate, whether or not these charges are considered in deciding whether to invest Holding Account amounts in a Segment and, if not, please clarify supplementally why not.

         RESPONSE 11.H.
         Please refer to our response to Comment 6.b. above.

         COMMENT 11.I.
         Please revise the third paragraph of the "Segment Maturity Date" subsection for plain English.

         RESPONSE 11.I.
         We have revised the third paragraph of the "Segment Maturity Date" subsection. See page 23.

         COMMENT 11.J.

         Please confirm at the end of the first paragraph in the second column of page 23 that an investor may instruct the registrant to transfer Segment Maturity value upon suspension as an alternative [to] keeping that amount in a Holding Account.

         RESPONSE 11.J.
         We have added the requested disclosure. See page 23.

         COMMENT 11.K.
         The prospectus provides no indication as to the extent to which the various fundamental terms of the Protected Interest Option Interact with each other. Specifically, there is no disclosure of how the Performance Cap Rate the registrant announces varies for each Segment Type, e.g., whether or not that rate will be affected by a higher or lower Segment Buffer. Please provide additional disclosure to provide general guidance on this matter.

         RESPONSE 11.K.
         We have added the requested disclosure. See page 21.

         COMMENT 11.L.
         The last paragraph on page 24 notes that a Segment Maturity Date may be delayed which could force an investor to wait for the next Segment Start Date as much as a month to redeploy that amount in a Segment. Please note this in the Risk Factors section.

         RESPONSE 11.L.
         We have added the requested disclosure. See page 13.

         COMMENT 11.M.
         The prospectus notes that if an Unscheduled Close Date occurs on a scheduled Segment Start Date, the registrant may "create" Segments on the "originally" scheduled Segment Start Date for Segment Types using a different index. It is unclear what this disclosure is intended to convey, e.g., whether the registrant might move, without authorization, the affected Segment Maturity Value to a Segment Type having a different index. Please revise this paragraph for plain English to clarify what is intended.

         RESPONSE 11.M.
         The disclosure states that if an Unscheduled Close Date occurs on a scheduled Segment Start Date, the Company may "create" Segments on the "originally" scheduled Segment Start Date for Segment Types "THAT UTILIZE UNAFFECTED INDICES." The disclosure goes on to state that the Company would not create Segments of the Segment Types that utilize an affected Index in that month. We have expanded this disclosure to clarify that investment amounts designated for Segments that utilize the effected indices would not be allocated that month. Those amounts would remain in the Segment Type Holding Accounts for the effected Segment Types. See page 25.

         COMMENT 11.N.
         The prospectus notes in the first paragraph of the "Partial withdrawal provision for lack of Segment" subsection on page 26 that, amounts in a Holding Account may be withdrawn without paying withdrawal charges if no Segments are created "because [the registrant] has terminated or suspended" that Segment Type. It is unclear for what other reasons a Segment might not be created. Please clarify this ambiguity supplementally.

         RESPONSE 11.N.
         Suspension and termination are the only reasons a Segment would not be created.


COMMENT 12. DETERMINING YOUR CONTRACT'S VALUE (PAGE 27)

         Despite the detailed description of how the Segment Interim Value is calculated as provided in Appendix II, which is cross-referenced in the last paragraph under the subsection "Your contract's value in the protected investment options," the subsection should still provide a plain English explanation of how the Segment Interim Value is calculated and why it is imposed, e.g., to reflect the estimated market value, at the time of an early distribution, of the risk that an owner would suffer a loss if the Segment were continued (without taking the early distribution) until its Segment Maturity Date.

         At a minimum, please revise the first sentence of the third paragraph of the subsection "Your contract's value in the protected investment options," to the effect that what is being reflected in the Segment Interim Value is, subject to certain limits and deductions further explained in the Appendix, the current value on the calculation date of the effect of expected changes in the relevant index on invested amounts in a Segment. Please also highlight the next paragraph in bold.

RESPONSE 12.
We have revised this disclosure as requested. See page 27.

COMMENT 13.  TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS (PAGE 28)

         COMMENT 13.A.
         Please expand the disclosure under "Transferring your account value" to address limitations, if any, with respect to transfers in and/or out of or among the variable investment options.

         RESPONSE 13.A.
         The current limitations with respect to transfers are listed on page
         28.

         COMMENT 13.B.
         The prospectus notes in the paragraph following the bullet points under "Transferring your account value" that the registrant will provide advance notice of any changes or additions to transfers restrictions. Please revise the prospectus to clarify how and when owners will be told.

         RESPONSE 13.B.
         The disclosure has been revised to reflect that owners will be notified of changes or additions via prospectus supplement. See page 28.

         COMMENT 13.C.
         The prospectus notes on page 23 where funds in a Holding Account for a Segment Type are placed in case that Segment Type is terminated or suspended. The prospectus then notes on page 28, how transfer requests are made. Because Segment Type suspension or termination may come after a transfer instruction has been received, please clarify what opportunities an investor will have either beforehand through alternate instructions or after the suspension or termination to request transfer to a different Segment.

         RESPONSE 13.C.
         If a Segment Type is not established and the investor had provided instructions to enter that Segment Type from that Segment Type Holding Account, the Company will send a negative confirmation informing the investor that the Segment was not established. The default protocol, depending upon whether it was a result of a suspension or termination, is described on page 25. Upon receipt of a negative confirmation, the investor may submit new investment instructions.


COMMENT 14.  HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT? (PAGE 31)

         COMMENT 14.A.
         The prospectus states in the second paragraph on page 31 what an investor must specify if withdrawals from specific investment options are desired. Please clarify what occurs if the investor fails to completely satisfy this obligation.

         RESPONSE 14.A.
         The first paragraph describes what occurs if the investor fails to completely satisfy this obligation. See page 31.

         COMMENT 14.B.
         The prospectus states in the fifth paragraph on page 31 how withdrawals reduce the Segment Investment. Given that the contract uses Segment Interim Value and Segment Maturity Value, please clarify the purpose of adjusting Segment Investment.

         RESPONSE 14.B.
         The Company uses the Segment Investment to determine the Segment Maturity Value. See the fifth paragraph on page 31.

COMMENT 15.  YOUR ANNUITY PAYOUT OPTIONS (PAGE 31)

         COMMENT 15.A.
         Please disclose the earliest and latest dates that an owner can annuitize a contract. Item 8(b) of Form N-4.

         RESPONSE 15.A.
         The Company discloses the earliest (13 months) and latest (contract date anniversary following the annuitant's 95th birthday) maturity dates under "Annuity maturity date" on page 34.

         COMMENT 15.B.
         Please disclose any consequences if an owner has not elected to annuitize a contract by the latest date permitted for electing annuitization and if applicable, what notice will be provided to the owner in advance of this action.

         RESPONSE 15.B.
         This information is provided in the last two sentences in the paragraph under "Annuity maturity date" on page 34.

         COMMENT 15.C.
         In the first paragraph, please add that the periodic payment amount is also determined by the annuity payout option selected.

         RESPONSE 15.C.
         We have added the requested disclosure. See page 31.

         COMMENT 15.D.
         The table in "Annuity payout options" on page 32 should also include the Income Manager payout option.

         RESPONSE 15.D.
         We have added the requested disclosure. See page 32.

         COMMENT 15.E.
         Given the [new] disclosure with respect to the Income Manager payout option in first sentence on page 33 regarding a "new" withdrawal charge of 7%, please explain to the staff whether the offering of the Income Manager payout option constitutes an offer of exchange under section 11 of the Investment Company Act of 1940.

         If so, please state whether the registrant has relief to make such an offer.

         RESPONSE 15.E.
         Interests under the Income Manager contract are registered under the Securities Act of 1933, but the contract is not issued in connection with any separate account registered under the 1940 Act. Therefore, even if the selection of the Income Manager contract involves an exchange of contracts, it does not involve an exchange from one registered investment company to another registered investment company and therefore is not subject to Section 11 of the 1940 Act.

         COMMENT 15.F.
         The first sentence of the fourth paragraph under "The amount applied to purchase an annuity payout option" on page 33 states that there is no withdrawal charge for the Income Manager life contingent payout options, but the next sentence clarifies that a withdrawal charge may in fact be imposed under certain circumstances. Please resolve the apparent discrepancy. Please also provide an example demonstrating the calculation of the withdrawal charge as described in that second sentence.

         RESPONSE 15.F.
         We have provided the requested disclosure and example. See page 33.


COMMENT 16.  CHARGES AND EXPENSES (PAGE 35)

         COMMENT 16.A.
         In the bullet list regarding charges that reduce the number of units credited to your contract, please add a bullet point to account for transfer charges.

         Please also add a fuller description of the transfer charge to this section as required by Item 6(a) of Form N-4 including what is provided in consideration for the charge.

         RESPONSE 16.A.
         We have provided the requested disclosure. See page 35.

         COMMENT 16.B.
         Given the description of the Contract fee as including mortality and expense risks charges ("M&E"), please provide a separate line item for the M&E charge from the rest of the components of the Contract fee both here and in the fee table. See separate account fee table in Item 3 and General Instructions 13 and 14.

         RESPONSE 16.B.
         As noted in the "Charges and expenses" section, page 35, the contract provides a single daily charge from the net assets in each variable investment option. That single charge compensates the Company not only for mortality and expense risks, but also for administrative charges and expenses and for sales expenses. Because the charge relates to more than the assumption of mortality and expense risks, the prospectus describes the fee as a "Contract fee" and the fee table includes that designation. The contracts do not subdivide the daily charge into a set percentage for mortality and expense risks and a set percentage for other expenses, such as administration and sales.

         Although Item 3(a) of Form N?4 includes subcategories under separate account annual expenses for mortality and expense risk fees and for account fees and expenses, Instruction 3 to that item states:

                  "A Registrant may omit captions if the Registrant does not charge the fees or expenses covered by the captions. A Registrant may modify or add captions if the captions shown do not provide an accurate description of the Registrant's fees and expenses."

         Based on Instruction 3, the Company uses the term "Contract fee" in the fee table to emphasize that it is a fee covering a variety of expenses, not just mortality and expense risks. Instructions 13 and 14 are not to the contrary. Instead, Instruction 13 simply permits (but does not require) registrants to list separately mortality expense risk fees and expense risk fees. Instruction 14 simply notes that account fees and expenses includes fees and expenses other than sales loads and mortality and expense risk fees and permits (but again does not require) a registrant to subdivide the caption into no more than three subcategories of the registrant's choosing.

         In proposing Instruction 3, the Commission stated: "We also propose to amend the instructions to clarify that a registrant may modify or add captions in the fee table if the captions shown do not provide an accurate description of its fees and expenses, which parallels a similar instruction in the Form N-6 fee table. This instruction recognizes that, following the enactment of the National Securities Markets Improvement Act of 1996, insurers have increased flexibility to structure variable annuity charges, subject to a requirement that those charges be reasonable in the aggregate." Rel. No. 33-8087 (April 12, 2002). See also Generic Comment Letter, 1996 SEC No-Act Lexis 840 (Nov. 7, 1996) ("On October 11, 1996, President Clinton signed into law H.R. 3005, the National Securities Markets Improvement Act of 1996 (the `Act'). Section 205 of the Act amends Sections 26 and 27 of the Investment Company Act, replacing the existing specific limits on the amount, type, and timing of charges that apply to variable insurance contracts. Instead, aggregate charges under variable insurance contracts are required to be `reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.' ... The Act's `reasonableness' standard is effective immediately, generally rendering unnecessary individual exemptive relief relating to contract charges, e.g., mortality and expense risk applications, stair-step applications, and `DAC' tax applications."); SEC Division of Investment Management, Protecting
         Investors: A Half Century of Investment Company Regulation (May 1992), at 412-13 ("The Commission would no longer have to separate the investment and insurance elements of a variable contract or determine whether each charge satisfies regulatory limits.").

         Finally, we note that prospectuses for other companies list separate account charges in the fee table without using the label mortality and expense risk charge. See, e.g., MetLife Separate Account E, Reg. No. 333-83716, 485BPOS filing (Apr. 13, 2010); John Hancock Life Insurance Company (U.S.A.) Separate Account H, Reg. No. 333-143073, 485BPOS filing (Apr. 30, 2010).

         COMMENT 16.C.
         The last sentence of the paragraph following the withdrawal charge table under "Withdrawal charge" on page 35 states that the free withdrawal amount is not taken into account for a contract surrender. Please clarify that this means the withdrawal charge will apply to the full account value surrendered.

         Please also add this disclosure to the second paragraph under "partial withdrawals" on page 30.

         RESPONSE 16.C.
         The free withdrawal amount is not taken into account for a full contract surrender. This disclosure has been moved to the appropriate section, "10% free withdrawal amount", on page 36. The free withdrawal amount would be taken into account for a partial withdrawal, so it is not appropriate to include this disclosure under "Partial withdrawals."

         COMMENT 16.D.
         In the last paragraph under "Charges that the Trust deducts" on page 36, please add disclosure explaining that "Underlying Portfolios" (see bottom of fee table on page 12) also each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions and that for more information about these charges, to also refer to the prospectuses for the Trusts.

         RESPONSE 16.D.
         The available portfolios are not funds-of-funds, therefore such disclosure does not apply. The fee table has been amended accordingly.

         COMMENT 16.E.
         Separately, please clarify the circumstances, if any, under which assessments for periodic charges could result in an early withdrawal.

         RESPONSE 16.E.
         The contract does not include any periodic charges, such as an annual administrative charge, which would result in an early withdrawal from a Segment.

COMMENT 17. PAYMENT OF DEATH BENEFIT (PAGE 38)

         COMMENT 17.A.

         The prospectus notes that certain parties may continue a contract following the death of the owner under either the non-spousal and spousal continuation option, or the beneficiary continuation option. Please revise this section to highlight the differences between the two options, and what are the circumstances under which the party making the choice should choose one option over the other.

         RESPONSE 17.A.
         These sections highlight the differences among the continuation options, which are based on the beneficiary's relationship to the deceased owner, the contract and, if applicable, surviving beneficiaries. Other differences include the terms of the payout, specifically whether the contract value must be paid out within a certain period of time or whether the contract can be continued; the ability to make subsequent contributions; and the ability to remain invested or continue to invest in Segments. These differences are all discussed. As for choosing an option, the appropriateness of one payout option over another is a facts and circumstances decision best left to the beneficiary in consultation with his or her tax professional.

         COMMENT 17B.
         Please confirm that all differences between continued contracts and the contracts described in the prospectus are outlined in this subsection.

         RESPONSE 17.B.
         We confirm that all difference between continued contracts and the contracts described in the prospectus are outlined in this subsection.

COMMENT 18. TAX INFORMATION (PAGE 42)
Please confirm that the disclosure is current and otherwise complies with the disclosure requirements of Item 12.

RESPONSE 18.
The Company confirms that the disclosure is current and otherwise complies with the disclosure requirements of Item 12.

COMMENT 19. ABOUT THE GENERAL ACCOUNT (PAGE 54)

         COMMENT 19.A.
         Please insert after the first sentence of the first paragraph that an owner should look to the financial strength of the company for its claims-paying ability.

         RESPONSE 19.A.
         We have provided the requested disclosure in the first paragraph. See page 54.

         COMMENT 19.B.
         Please revise this section to remind investors that the general account is subject to the claims of the company's general creditors.

         RESPONSE 19.B.
         We have provided the requested disclosure. See page 54.

COMMENT 20. MORE INFORMATION (PAGE 53)

         COMMENT 20.A.
         In "Contributions, transfers, withdrawals and surrenders" on page 55, please revise the third bullet point to clarify what unit value will be applied based upon receipt of any requests for withdrawals or surrender as was provided in the first two bullet points.

         RESPONSE 20.A.
         We have provided the requested disclosure. See page 55.

         COMMENT 20.B.
         If applicable, please update "About legal proceedings" on page 55 as appropriate.

         RESPONSE 20.B.
         The Company has confirmed that no updates are required. The Company will revisit this disclosure again prior to filing the pre-effective amendment to determine if any update is necessary.

         COMMENT 20.C.
         Please note absence of disclosure with respect to misstatements of age and custodial IRAs (e.g., whether for certain custodial IRAs, the company may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that the company or the broker-dealer have your written authorization to do so on file).

         RESPONSE 20.C.
         The disclosure regarding rescinding a benefit for misstatement of age does not apply to the contract. The first paragraph under "Your annuity payout option" on page 31 discloses adjustments that are made on the basis of incorrect information.

         A section entitled "About Custodial IRAs" has been added to page 56.

COMMENT 21.
Please update the disclosure under "Independent Registered Public Accounting Firm" on page 58.

RESPONSE 21.
This section has been moved to the Statement of Additional Information and will be updated when the Company files the pre-effective amendment.

COMMENT 22.

If applicable, please provide the disclosure required by Items 10, 11 and 13 of Form S-3.

RESPONSE 22.
Item 10 of Form S-3
         Item 10 requires information about interests of named experts and counsel as prescribed by Item 509 of Regulation S-K. The Company has not disclosed any such information because no named expert or counsel has any interest of a type that Item 509 requires to be disclosed.
Item 11 of Form S-3
         Item 11 requires information about material changes. The Company has not disclosed any such information because no named expert or counsel has any interest of a type that Item 509 requires to be disclosed.
Item 13 of Form S-3
         The disclosure for Item 13 is not applicable because the Company will be providing the undertaking required by paragraph (h) of Item 512 of Regulation S-K.


COMMENT 23. APPENDIX II

         COMMENT 23.A.
         The staff appreciates that the intent of the Segment Interim Value is to calculate account values before the Segment Maturity Date in a way that is more consistent with the calculation of account values at the end of a Segment. However, the Appendix gives extremely short shrift to clarifying in plain English how the calculation described carries out this intent.

                The staff believes that the purposes of this calculation are as described below. To facilitate a better understanding of the purposes of the various calculations and to better express the terms of the Segment Interim Value calculation, please confirm or correct the staff's understanding as expressed below and ensure that the prospectus provides that appropriate disclosure.

                  i. The calculation of Segment Interim Values is based in part on the investor's agreement to be exposed at the end of the Segment to the risk of a drop in the relevant Index in excess of the designated Segment Buffer and to participate in the possibility of an increase in the Index limited by the Performance Cap Rate. This part of the calculation is accomplished by determining a value referred to below as the Fair Value of Derivatives.

                 ii.   The Fair Value Derivatives element uses hypothetical
                        put and call options to estimate the market value, at the time the Segment Interim Value is calculated, of the risk of loss and the possibility of gain at the end of the Segment.

                iii. In cluding this estimate in the Segment Interim Value provides a treatment of account value in the Segment that is designed to be consistent with the determination of Segment Maturity Value.

                 iv. The market value, at the time the Segment Interim Value is determined, of the risk of loss at the end of the Segment is estimated by estimating a hypothetical option referred to below as the Out-of-the-Money Put Option. It is important to note that this value will almost always reduce the principal the investor receives, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is determined.

                  v. The market value, at the time the Segment Interim Value is determined, of the possibility of gain at the end of a the Segment as limited by the Performance Cap Rates is estimated by calculating the net of two hypothetical options to below as the At-the-Money Call Option and the Out-of-the-Money Call Option.

                 vi. In addition, the registrant seeks to be reimbursed for the risk, implicit in the use of a Segment Interim Value, of having to return funds in a Segment before the Segment Maturity Date. It does this by estimating, through the use of an interest expense calculation, the cost of having to return those funds earlier than anticipated. This estimate is accomplished by calculating the present value of the Segment Investment using an appropriate discount rate.

                vii. The "lesser of" calculation expressed at the beginning of the Appendix suggests that the Pro Rate Share of Performance Cap Rate is an upper limit on what the Segment Interim Value could be. Please clarify why it is imposed, e.g., to discourage investors from withdrawing from a Segment before maturity because of large increases in the relevant index early in the Segment.

         RESPONSE 23.A.
         We have revised Appendix II in response to the comment.

         COMMENT 23.B.
         The prospectus states that the instrument to be used to discount the Segment Investment is one that the registrant chooses in its sole discretion. Please clarify what the registrant believes to be an appropriate rate and why it would not be a risk free rate.

         RESPONSE 23.B.

         Revised Appendix II notes that the formula uses swap rates, which are risk-free rates.

         COMMENT 23.C.
         The prospectus only briefly describes how the inputs to the model used to calculate hypothetical put options are obtained. For example, while interpolation is mentioned, there is no explanation as to why it is necessary, i.e., it is unlikely that the needed specific strike prices and maturities are available. There is also no discussion as to what those needed strike prices and maturities are and how they relate to what is available. Further, there is no example provided using actual possibilities under the contract of what types of inputs would be required. Please revise the description of the inputs for these omissions. The staff refers the registrant to the MSO Prospectus which we believe adequately addresses these points.

         RESPONSE 23.C.
         Please refer to Appendix II for new disclosure and examples addressing these comments.

         COMMENT 23.D.
         The prospectus notes that the registrant may use "different" inputs to the model used to estimate the hypothetical options for Segments based on commodities indices than those based on securities indices, but then only lists one possible difference, i.e., how dividends are treated. Please revise the prospectus to note all differences and clarify how they will be treated.

         RESPONSE 23.D.
         The differences have been clarified. Securities indices inputs are based on the implied volatility, swap rate and dividend yield. Commodities indices inputs are based on the implied volatility, swap rate and net convenience value.

         COMMENT 23.E.
         In calculating the Fair Value of Derivatives for accounts based on commodities indices, please clarify the description of the Index Dividend Yield input to the Black-Scholes model. For example, in the case where the Oil index is the underlying, will the dividend yield be set to zero, or will some estimate be used, e.g., for the net convenience value of storing the commodity? If it is not set to zero, please clarify the basis on which the estimate is made, e.g., how an estimate of the net convenience value for commodities is obtained.

         RESPONSE 23.E.
         Revised Appendix II provides additional detail regarding the use of net convenience factors for the commodities derivatives calculations.

         COMMENT 23.F.

         It is unclear what is intended by the use of an Expense Spread Refund. For example, the prospectus notes that this cost is "amortized," but does not clearly state why it is "refunded." If it is a cost that the investor must pay upfront in a Segment, then state that explicitly.

         RESPONSE 23.F.
         We have revised Appendix II in response to clarified that aspect of the calculation, which is now referred to as the Cap Calculation Factor.

         COMMENT 23.G.
         The last sentence of Appendix II states, "An explanation of the formulas is provided below," but no explanation is provided. Please clarify what is intended.

         RESPONSE 23.G.
         The noted sentence has been removed.

         COMMENT 23.H.
         Because the Segment Buffers and the Performance Cap Rate are not annual values, the staff believes the hypothetical index value changes used in the provided example are not sufficiently illustrative. Please revise the three Segments provided to demonstrate value calculations using index changes of positive and negative 10, 20 and 30% instead of the current flat 10% rate for all years and positive and negative 40, 50 and 60% instead of the current flat 40% used for all years.

         RESPONSE 23.H.
         In our view, it is most helpful to maintain a constant "Change in Index Value" for each of the examples (viewed from left to right). For example, the first set of examples on page B-4 (again reading right to left) is designed to show, for each of three Segments, the Segment Interim Value as of the same date, which is 8-1/2 months into the Segment (whether the Segment Duration is 1 year, 3 years or 5 years). Those three examples graphically demonstrate that, for Segments created on the same date, the Segment Interim Value on a particular subsequent date may vary from Segment to Segment based on Segment Duration, Segment Buffer and Performance Cap Rate. If we use different "Changes in Index Value" for those three examples, we will have introduced an additional variable which would obviously change the Segment Interim Value. Looked at another way, since each of the three examples assumes the same Segment Start Date and the same Valuation Date, the Change in Index Value should be the same (assuming we are using the same Index). We believe using the consistent Change in Index Value highlights the fact that changes in Segment Interim Values are not based only on changes in Index value. For these reasons, we have maintained the current format of the example charts.

         COMMENT 23.I.

         For clarity, please revise the basis on which the Segment Duration and the Time to Maturity are expressed in the example from years and percentage of years to number of months.

         RESPONSE 23.I.
         Since the Prospectus describes Segment Duration as a measure of years, it is appropriate to provide a consistent description of Segment Duration in the examples. As disclosed on page B-2 in Appendix II, "time to maturity" is expressed as a fraction, in which the numerator is the number of days remaining in the Segment Duration and the denominator is the average number of days in each year of the Segment Duration for that Segment. An investor could replicate time to maturity by dividing the number of days remaining in the Segment by 365. The Company believes the examples accurately and clearly present these measurements in terms that an investor would find familiar based on the disclosure provided in the Prospectus.

         COMMENT 23.J.
         Please change the order in which the examples are displayed to present calculations involving losses.

         RESPONSE 23.J.
         We have reordered the examples. See pages B-4 through B-6.

         COMMENT 23.K.
         It appears that some parameters to the calculation are missing from the segment interim value calculations provided in the examples, including the Fixed Rate, Implied Volatility, Interest Rate, and Dividend Yield. Please provide these parameters so an investor could replicate the calculations.

         RESPONSE 23.K.
         We have provided input values for implied volatility, the swap rate, and the index dividend yield.

         COMMENT 23.L.
         Please provide an example of a Segment Interim Value calculation where there has been a partial withdrawal.

         RESPONSE 23.L.
         We have provided the requested example. See page B-6.


PART II FOR FORM S-3
--------------------

COMMENT 24.
Please confirm all relevant disclosure required by Item 17 has been provided, in particular, please confirm that clause (a)(4) of Item 17 accurately represents the undertakings required by Items 512(a)(5) of Regulation S-K and confirm that the undertakings required by Item 512(e) of Regulation S-K are not applicable.

RESPONSE 24.
The Company confirms that all relevant disclosure has been provided. Item 512(a)(5) has been provided under Item 17.a.4 of the registration statement.
Item 512(e) is not applicable.

COMMENT 25.
On the signature page, please correct the reference to AXA Equitable as the "Depositor" rather than the "Registrant" as required by Form S-3.

RESPONSE 25.
We will make the requested revisions in the pre-effective amendment.

STATEMENT OF ADDITIONAL INFORMATION FOR FORM N-4

COMMENT 26.
Please reconcile the captions in the table of contents with those provided for the statement of additional information on the last page of the prospectus.

RESPONSE 26.
We will make the requested revisions in the pre-effective amendment.

PART C FOR FORM N-4

COMMENT 27.
Please revise and resubmit the legal opinion filed with the Form N-4 so that it more appropriately reflects the opinion as to what is being registered on Form N-4 as opposed to Form S-3.

RESPONSE 27.
The legal opinion will be revised and filed by pre-effective amendment.

COMMENT 28.
Please provide powers of attorney for the filing of the "Protected Capital Strategies" product on Form S-3.

RESPONSE 28.
The powers of attorney for Protected Capital Strategies will be filed by pre-effective amendment.

COMMENT 29.
Please revise the Item 27 disclosure to reflect the number of owners of qualified and non-qualified contracts by the registrant, not just under this registration statement.

RESPONSE 29.
The number of owners of qualified and non-qualified contracts will be provided in our pre-effective amendment filing.

COMMENT 30.
Please explain to the staff the basis for providing the last representation under Item 32 on page C-7

RESPONSE 30.
In the pre-effective amendment, we will delete the following undertaking because the contract is not offered in the 403(b) market: "The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter."

COMMENT 31. FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION
Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE 31.
All requisite information will be filed via pre-effective amendment.

COMMENT 32. REPRESENTATIONS

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

         Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    o the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

         We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

RESPONSE 32.
The registrant will file with the Commission a letter including Tandy representations requested by the staff with the pre-effective amendments.

                    *****************************************


Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff's comments. We appreciate your assistance with this filing.



                                                               Very truly yours,

                                                           /s/ Jordan K. Thomsen
                                                           ---------------------
                                                               Jordan K. Thomsen


cc: Christopher E. Palmer, Esq.

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Protected Capital Strategies(SM)

A variable and index-linked deferred annuity contract

PROSPECTUS DATED         , 2010

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. This Prospectus supersedes all prior prospectuses and supplements. You should read the prospectuses for each Trust which contain important information about the portfolios.

--------------------------------------------------------------------------------

WHAT IS PROTECTED CAPITAL STRATEGIES(SM)?

Protected Capital Strategies(SM) is a variable and index-linked deferred annuity contract issued by AXA EQUITABLE LIFE INSURANCE COMPANY. It provides for the accumulation of retirement savings. The contract also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options and/or in one or more of the Segments comprising the Protected Investment Option.

This Prospectus is not your contract, although this Prospectus provides a description of all material features, benefits, rights and obligations. Your contract (including any endorsements, riders and data pages as identified in your contract) is the entire contract between you and AXA Equitable and governs with respect to all features, benefits, rights and obligations. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features described in this Prospectus may vary in your state. Not all indices are available under all contracts, and may not be available in all states. See "Appendix I - State contract availability and/or variations of certain features and benefits" later in this Prospectus. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. YOUR ABILITY TO INVEST IN YOUR CONTRACT MAY BE RESTRICTED IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON CONTRIBUTIONS INTO CERTAIN INVESTMENT OPTIONS, INCLUDING ANY OR ALL OF THE SEGMENT TYPES. PLEASE REFER TO PAGE 13 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS.

Our variable investment options are subaccounts offered through Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("portfolio") of the EQ Advisors Trust (the "Trust"). Your investment results in a variable investment option will depend on the investment performance of the related portfolio. Below is a complete list of the variable investment options:

--------------------------------------------------------------------------------
VARIABLE INVESTMENT OPTIONS
--------------------------------------------------------------------------------
o EQ/Core Bond Index   o EQ/Equity 500 Index   o EQ/Money Market
--------------------------------------------------------------------------------

We also offer our Protected Investment Option, which permits you to invest in one or more segments, each of which provide performance tied to the performance of a securities or commodities index for a set period (1 year, 3 years or 5 years). The Protected Investment Option does not involve an investment in any underlying portfolio. Instead, it is an obligation of AXA Equitable Life Insurance Company. Unlike an index fund, the Protected Investment Option provides a return designed to provide a combination of protection against certain decreases in the index and limitation on participation in certain increases in the index. THERE IS A RISK OF A SUBSTANTIAL LOSS OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY EXCEED THE PROTECTION PROVIDED BY THE PROTECTED INVESTMENT OPTION.

Segments of the Protected Investment Option are designed to be held to maturity. On any date prior to maturity, we calculate the interim value of the segment as described in "Appendix II -- Segment Interim Value". The interim value of a segment may be more or less than your initial investment.

We currently offer the Protected Investment Option using the following indices:

--------------------------------------------------------------------------------
INDICES
--------------------------------------------------------------------------------
o S&P 500 Price            o Russell 2000 Price           o MSCI EAFE Price
  Return Index               Return Index                   Return Index

o London Gold Market       o NYMEX West Texas
  Fixing Ltd PM              Intermediate Crude
  Fix Price/USD              Oil Generic
  (the "Gold Index")*        Front-Month Futures
                             (the "Oil Index")*
--------------------------------------------------------------------------------
* Available in IRA contract only

TYPES OF CONTRACTS. We offer the contracts for use as:

o A nonqualified annuity ("NQ") for after-tax contributions only.

o An individual retirement annuity ("IRA"), either traditional IRA or Roth IRA.

A minimum contribution of $25,000 is required to purchase a contract.

You can purchase this contract in one of two ways: (i) as a Series B contract, which has withdrawal charges, or (ii) as a Series ADV contract, if you are a participant in an account established under a fee-based program sponsored by a registered broker-dealer or other financial intermediary that we accept.

The principal underwriters of the contract are AXA Advisors, LLC and AXA Distributors, LLC. The offering of the contract is intended to be continuous.

Registration statements relating to this offering have been filed with the Securities and Exchange Commission ("SEC"). The statement of additional
information ("SAI") dated      , 2010, is a part of the registration statements.
The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                         X03028
                                                                             PCS

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Contents of this Prospectus

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PROTECTED CAPITAL STRATEGIES(SM)
--------------------------------------------------------------------------------
Who is AXA Equitable?                                                        4
Definitions of key terms                                                     5
Protected Capital Strategies(SM) at a glance -- key features                 7

--------------------------------------------------------------------------------
FEE TABLE                                                                   10
--------------------------------------------------------------------------------
Examples                                                                    11
Condensed financial information                                             12

--------------------------------------------------------------------------------
1. RISK FACTORS                                                             13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2. HOW TO REACH US                                                          14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3. CONTRACT FEATURES AND BENEFITS                                           16
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How you can purchase and contribute to your contract                        16
Owner and annuitant requirements                                            18
How you can make your contributions                                         18
Allocating your contributions                                               19
What are your investment options under the contract?                        19
Portfolios of the Trust                                                     20
Protected Investment Option                                                 21
Your right to cancel within a certain number of days                        25

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4. DETERMINING YOUR CONTRACT'S VALUE                                        27
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Your account value and cash value                                           27
Your contract's value in the variable investment options
     and Segment Type Holding Accounts                                      27
Your contract's value in the Protected Investment Option                    27

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5. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS                         28
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Transferring your account value                                             28
Disruptive transfer activity                                                28

----------------------
"We," "our" and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

2 CONTENTS OF THIS PROSPECTUS

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6. ACCESSING YOUR MONEY                                                     30
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Withdrawing your account value                                              30
How withdrawals are taken from your account value                           31
Surrendering your contract to receive its cash value                        31
Withdrawals treated as surrenders                                           31
When to expect payments                                                     31
Your annuity payout options                                                 31

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7. CHARGES AND EXPENSES                                                     35
--------------------------------------------------------------------------------
Charges that AXA Equitable deducts                                          35
Charges under the contracts                                                 35
Charges that the Trust deducts                                              36
Group or sponsored arrangements                                             37
Other distribution arrangements                                             37

--------------------------------------------------------------------------------
8. PAYMENT OF DEATH BENEFIT                                                 38
--------------------------------------------------------------------------------
Your beneficiary and payment of benefit                                     38
Beneficiary continuation option                                             39

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9. TAX INFORMATION                                                          42
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Overview                                                                    42
Buying a contract to fund a retirement arrangement                          42
Transfers among investment options                                          42
Taxation of nonqualified annuities                                          42
Individual retirement arrangements ("IRAs")                                 44
Roth individual retirement annuities ("Roth IRAs")                          49
Federal and state income tax withholding and information reporting          52
Impact of taxes to AXA Equitable                                            52

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10. MORE INFORMATION                                                        53
--------------------------------------------------------------------------------
About our Separate Account No. 49                                           53
About our Separate Account No. 68                                           53
About the Trust                                                             53
About the general account                                                   54
About other methods of payment                                              54
Dates and prices at which contract events occur                             54
About your voting rights                                                    55
Statutory compliance                                                        55
About legal proceedings                                                     55
Financial statements                                                        55
Transfers of ownership, loans,
     and borrowing                                                          55
About Custodial IRAs                                                        56
Distribution of the contracts                                               56

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11. INCORPORATION OF CERTAIN
     DOCUMENTS BY REFERENCE                                                 58
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APPENDICES
--------------------------------------------------------------------------------
I    -- State contract availability and/or variations of
        certain features and benefits                                      A-1
II   -- Segment Interim Value                                              B-1
III  -- Index Publishers                                                   C-1
IV   -- Segment Maturity Date and Segment Start Date examples              D-1

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                  CONTENTS OF THIS PROSPECTUS  3

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Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $581.2 billion in assets as of December 31, 2009. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


4  WHO IS AXA EQUITABLE?

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Definitions of key terms

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ACCOUNT VALUE -- Your "account value" is the total of: (i) the values you have in the variable investment options, (ii) the values you have in the Segment Type Holding Accounts and (iii) your Segment Interim Values.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.

BUSINESS DAY -- Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions.

CASH VALUE -- At any time before annuity payments begin, your contract's cash value is equal to the account value less any applicable withdrawal charges.

CONTRACT DATE -- The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.

CONTRACT YEAR -- The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year."

INDEX -- The reference price used to determine the Segment Rate of Return for a Segment Type. We currently offer Segment Types based on two types of reference prices: reference prices based on the performance of securities ("Securities Indices") and reference prices based on the performance of commodities ("Commodities Indices"). In the future, we may offer Segment Types based on other types of reference prices.

INDEX PERFORMANCE RATE -- For a Segment, the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date. The Index Performance Rate may be positive or negative.

IRS -- Internal Revenue Service

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

PERFORMANCE CAP RATE -- The highest Segment Rate of Return that can be credited on a Segment Maturity Date. The Performance Cap Rate is not an annual rate of return.

PERFORMANCE CAP THRESHOLD -- A minimum rate you may specify as a Segment Participation Requirement that the Performance Cap Rate for a new Segment must equal or exceed in order for amounts to be transferred from a Segment Type Holding Account into a new Segment.

PROTECTED INVESTMENT OPTION -- An investment option that permits you to invest in various Segments, each tied to the performance of an Index, and participate in the performance of that Index.

SAI -- Statement of Additional Information.

SCHEDULED HOLIDAY -- Any weekday (Monday through Friday) that a value for any underlying Index of a Segment would not, in the ordinary course of business, be expected to be published. The following weekdays are Scheduled Holidays:

o Any weekday that the New York Stock Exchange is not scheduled to be open for regular trading;

o Any weekday that the NYMEX designated market of the New York Mercantile Exchange is not scheduled to be open for regular trading;

o Any weekday that the MSCI Barra is not scheduled to publish the MSCI EAFE Price Return Index; or

o Any weekday that the London Gold Market Fixing Ltd is not scheduled to publish the London Gold Market Fixing Ltd PM Fix Price /USD.

SEC -- Securities and Exchange Commission.

SEGMENT -- An investment option we establish with a specific Index, Segment Duration, Segment Buffer, Segment Maturity Date and Performance Cap Rate.

SEGMENT BUFFER -- The portion of any negative Index Performance Rate that we absorb on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment's Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value. We currently offer Segment Buffers of -10%, -20% and -30%.

SEGMENT BUSINESS DAY -- Any business day under the contract that is not a Scheduled Holiday. There will be some business days that are not also a Segment Business Day. For example, if the New York Stock Exchange is open for regular trading but the NYMEX designated market of the New York Mercantile Exchange is not scheduled to be open for regular trading, the day will be a business day but not a Segment Business Day. The determination of whether the day is a Segment Business Day is decided for all Segments starting or ending in a given month under your contract. It does not vary from one Segment to another.

SEGMENT DURATION -- The period from the Segment Start Date to the Segment Maturity Date. We currently offer Segment Durations of 1 year, 3 years or 5 years.

SEGMENT INTERIM VALUE -- The value of your investment in a Segment prior to the Segment Maturity Date.

                                                     DEFINITIONS OF KEY TERMS  5

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SEGMENT INVESTMENT -- The amount transferred to a Segment on its Segment Start Date, as adjusted for any withdrawals from that Segment.

SEGMENT MATURITY DATE -- The Segment Business Day on which a Segment ends. This is generally the 14th of the same month as the Segment Start Date in the calendar year in which the Segment Duration ends. The Segment Maturity Date may be a later date if the 14th or 15th of the month is not a Segment Business Day, or if there is an Unscheduled Close Date for the relevant Index.

SEGMENT MATURITY INSTRUCTIONS -- Instructions you provide to us, telling us what you want us to do with your Segment Maturity Value on your Segment Maturity Date.

SEGMENT MATURITY DATE REQUIREMENT -- You will not be invested in a Segment if the Segment Maturity Date is later than your contract maturity date.

SEGMENT MATURITY VALUE -- The value of your investment in a Segment on the Segment Maturity Date.

SEGMENT PARTICIPATION REQUIREMENTS -- The requirements that must be met before we transfer amounts from a Segment Type Holding Account to a new Segment on a Segment Start Date.

SEGMENT RATE OF RETURN -- If the Index Performance Rate is positive, then the Segment Rate of Return is a rate equal to the Index Performance Rate, but not more than the Performance Cap Rate. If the Index Performance Rate is negative, but declines by a percentage less than or equal to the Segment Buffer, then the Segment Rate of Return is 0%. If the Index Performance Rate is negative, and declines by more than the Segment Buffer, then the Segment Rate of Return is negative, but will not reflect the first -10%, -20% or -30% of downside performance, depending on the Segment Buffer applicable to that Segment.

SEGMENT RETURN AMOUNT -- Equals the Segment Investment multiplied by the Segment Rate of Return.

SEGMENT START DATE -- The Segment Business Day on which a new Segment is established. This is generally the 15th of each month. The Segment Start Date may be a later date if the 14th or 15th of the month is not a Segment Business Day, or if there is an Unscheduled Close Date for the relevant Index.

SEGMENT TYPE -- All Segments having the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a corresponding Segment Type Holding Account. We currently offer 15 Segment Types.

SEGMENT TYPE HOLDING ACCOUNT -- An account that holds all contributions and transfers allocated to a Segment Type pending investment in a Segment. There is a Segment Type Holding Account for each Segment Type. The Segment Type Holding Accounts are part of the EQ/Money Market variable investment option.

UNSCHEDULED CLOSE DATE -- With regard to any particular Segment Type, any Segment Business Day on which a value for the underlying Index is not published. Unscheduled Close Dates affect only the Segment Start Date and/or the Segment Maturity Date for the Segment Types that rely upon the related Index. There are no Unscheduled Close Dates for Segments of Segment Types based on the S&P 500 Price Return Index or the Russell 2000 Price Return Index because any day on which the New York Stock Exchange does not open for regular trading is not a Segment Business Day. For the other Segment Types, the Unscheduled Close Dates are listed below:

o For any Segments of Segment Types based on the MSCI EAFE Price Return Index, any Segment Business Day on which MSCI Barra does not publish the MSCI EAFE Price Return Index;

o For any Segments of Segment Types based on the NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures contract, any Segment Business Day on which the NYMEX designated market of the New York Mercantile Exchange is not open for regular trading; and

o For any Segments of Segment Types based on the London Gold Market Fixing Ltd PM Price/USD Index, any Segment Business Day on which the London Gold Market Fixing Ltd does not publish the London Gold Market Fixing Ltd PM Price/USD Index.

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we do use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract.

  ---------------------------------------------------------------------
  PROSPECTUS               CONTRACT OR SUPPLEMENTAL MATERIALS
  ---------------------------------------------------------------------
  account value            Annuity Account Value
  unit                     Accumulation unit
  unit value               Accumulation unit value
  ---------------------------------------------------------------------


6 DEFINITIONS OF KEY TERMS

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Protected Capital Strategies(SM) at a glance -- key features

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TWO CONTRACT SERIES         This Prospectus describes two contract series of Protected Capital Strategies(SM) -- Series B and Series
                            ADV. Series B contracts are subject to a withdrawal charge schedule, while the Series ADV contracts are not subject to a withdrawal charge schedule, but can only be purchased through an account established under a fee-based program sponsored and maintained by a registered broker-dealer or other financial intermediary that we accept. The fees and expenses of your fee-based program are separate from and in addition to the fees and expenses of the contract and generally provide for various brokerage services. We do not create or approve these fee-based programs, which are the sole responsibility of the registered broker-dealers or other financial intermediaries that create them.

                            Each series provides for the accumulation of retirement savings and income, and provides for the payment of account value to your beneficiary upon death, and offers various payout options.

                            Each series has a different charge structure. For details, please see the "Fee table" and "Charges and expenses" sections later in this Prospectus.

                            Throughout the Prospectus, any differences in the series are identified.

                            You should work with your financial professional to decide which series of the contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.
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VARIABLE INVESTMENT         Protected Capital Strategies(SM) variable investment options invest in portfolios sub-advised by
OPTIONS                     professional investment advisers. The contract currently offers three variable investment options.
                            Depending upon the performance of the variable investment options, you could lose money by investing in one or more variable investment options.
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PROTECTED INVESTMENT        o 15 Segment Types with Segment Durations of 1, 3 and 5 years.
OPTION
                            o Each Segment Type offers an opportunity to invest in a Segment that is tied to the performance of a
                              Securities or Commodities Index. You participate in the performance of that Index by investing in the Segment. Investments in Segments are not investments in underlying mutual funds; Segments are not "index funds." We calculate the results of an investment in a Segment pursuant to one or more formulas described later in this Prospectus. Depending upon the performance of the Indices, you could lose money by investing in one or more Segments.

                            o The Indices are as follows:

                               -- S&P 500 Price Return Index;

                               -- Russell 2000 Price Return Index;

                               -- MSCI EAFE Price Return Index;

                               -- London Gold Market Fixing Ltd PM Fix Price /USD (the "Gold Index") (only available for IRA contracts); and

                               -- NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures (the "Oil Index") (only available for IRA contracts).

                            o The Segment Return Amount will only be applied on the Segment Maturity Date.

                            o The Segment Rate of Return could be positive, zero, or negative. THERE IS A RISK OF A SUBSTANTIAL
                              LOSS OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY EXCEED THE SEGMENT
                              BUFFER FOR ANY SEGMENT.

                            o On any date prior to maturity, we calculate the Segment Interim Value for each Segment as described in "Appendix II -- Segment Interim Value". The Segment Interim Value may be more or less than your initial investment.
------------------------------------------------------------------------------------------------------------------------------------

                  PROTECTED CAPITAL STRATEGIES(SM) AT A GLANCE -- KEY FEATURES 7

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------------------------------------------------------------------------------------------------------------------------------------
PROTECTED INVESTMENT        O BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT BUFFER ARE RATES OF RETURN FROM THE SEGMENT START DATE
OPTION (CONTINUED)            TO THE SEGMENT MATURITY DATE, NOT ANNUAL RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER
                              THAN ONE YEAR. THEREFORE YOUR PERFORMANCE CAP THRESHOLD IS ALSO NOT AN ANNUAL RATE, AS IT
                              CORRESPONDS TO THE SEGMENT DURATION.

                            O THE HIGHEST LEVEL OF PROTECTION IS THE -30% SEGMENT BUFFER AND LOWEST LEVEL OF PROTECTION IS THE
                              -10% SEGMENT BUFFER.
------------------------------------------------------------------------------------------------------------------------------------
TAX ADVANTAGES              o On earnings inside the    No tax until you make withdrawals from your contract or receive annuity
                              contract                  payments.

                            o On transfers inside the   No tax on transfers among investment options, including on a Segment
                              contract                  Maturity Date.
                            --------------------------------------------------------------------------------------------------------
                            If you are purchasing an annuity contract as an Individual Retirement Annuity (IRA), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the
                            Internal Revenue Code for individual retirement arrangements. Before purchasing this contract, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of this contract with any other investment that you may use in connection with your individual retirement arrangement. (For more information, see "Tax information" later in this Prospectus.)
------------------------------------------------------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS        o NQ
                              $25,000 (initial) (minimum)
                              $500 (additional) (minimum)

                            o Traditional or Roth IRA
                              $25,000 (initial) (minimum)
                              $50 (subsequent) (minimum)

                            o Maximum contribution limitations apply to all contracts.
                            --------------------------------------------------------------------------------------------------------
                            In general, contributions are limited to $1.5 million under all Protected Capital Strategies(SM)
                            contracts with the same owner or annuitant and $2.5 million under all AXA Equitable annuity accumulation contracts with the same owner or annuitant. Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions including contributions in general, or to particular investment options. For more information, see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this Prospectus.
------------------------------------------------------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY        o Partial withdrawals

                            o Contract surrender

                            o You may be subject to tax on any income you receive and an additional 10% federal income tax penalty, unless you are 59-1/2 or another exception applies. For Series B, you may also incur a withdrawal charge for certain withdrawals or if you surrender your contract.
------------------------------------------------------------------------------------------------------------------------------------
PAYOUT OPTIONS              o Fixed annuity payout options

                            o Variable Immediate Annuity payout options (as described in a separate Prospectus for that option)

                            o Income Manager(R) payout options (described in a separate Prospectus for that option)
------------------------------------------------------------------------------------------------------------------------------------
FEES AND CHARGES            Please see "Fee table" later in this section for complete details.
------------------------------------------------------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE   0-85
AGES
------------------------------------------------------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL        To exercise your cancellation right you must notify us, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
------------------------------------------------------------------------------------------------------------------------------------

8 PROTECTED CAPITAL STRATEGIES(SM) AT A GLANCE -- KEY FEATURES

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THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES OF THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. ALL SEGMENT TYPES ARE NOT AVAILABLE IN ALL CONTRACTS, AND MAY NOT BE AVAILABLE IN ALL STATES. PLEASE SEE APPENDIX I LATER IN THIS PROSPECTUS FOR MORE INFORMATION ON STATE AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is not your contract, although this Prospectus provides a description of all material features, benefits, rights and obligations. Your contract (including any endorsements, riders and data pages as identified in your contract) is the entire contract between you and AXA Equitable and governs with respect to all features, benefits, rights and obligations. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether this contract is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.


                  PROTECTED CAPITAL STRATEGIES(SM) AT A GLANCE -- KEY FEATURES 9

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Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract, make certain withdrawals, purchase a Variable Immediate Annuity payout option or make certain transfers and exchanges. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)

------------------------------------------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
------------------------------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions withdrawn (deducted
if you surrender your contract or make certain withdrawals or apply your cash value        SERIES B(2)     SERIES ADV
to certain payout options).                                                                5.00%           N/A
------------------------------------------------------------------------------------------------------------------------------------
Charge if you elect a Variable Immediate Annuity payout option (which is described
in a separate Prospectus for that option)                                                  $350
------------------------------------------------------------------------------------------------------------------------------------
Charge for each additional transfer in excess of 12 transfers per contract year:(3)            Maximum Charge: $35
                                                                                                Current Charge: $0
------------------------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including underlying Trust portfolio fees and expenses.

------------------------------------------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS (INCLUDING THE SEGMENT TYPE HOLDING ACCOUNTS) EXPRESSED AS AN ANNUAL
PERCENTAGE OF DAILY NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Separate account annual expenses:
                                                                                           SERIES B     SERIES ADV
Contract fee(4)                                                                            1.25%        0.65%
------------------------------------------------------------------------------------------------------------------------------------

You also bear your proportionate share of all fees and expenses paid by a "portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the portfolio's net asset value each day. Therefore, they reduce the invest- ment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each portfolio's fees and expenses is contained in the Trust Prospectus for the portfolio.

------------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2009 (expenses that are deducted             Lowest        Highest
from portfolio assets including management fees, 12b-1 fees, service fees, and/or          ------        -------
other expenses)                                                                            0.64%         0.74%
------------------------------------------------------------------------------------------------------------------------------------

This table shows the fees and expenses for 2009 as an annual percentage of each Portfolio's daily average net assets.

----------------------------------------------------------------------------------------------------------
                                                                                                NET
                                                              TOTAL ANNUAL    FEE WAIVERS      ANNUAL
                                                                EXPENSES        AND/OR        EXPENSES
                                                                (BEFORE         EXPENSE       (AFTER
                        MANAGEMENT    12B-1      OTHER          EXPENSE       REIMBURSE-      EXPENSE
 PORTFOLIO NAME          FEES(5)     FEES(6)   EXPENSES(7)    LIMITATIONS)     MENTS(8)     LIMITATIONS)
---------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
---------------------------------------------------------------------------------------------------------
EQ/Core Bond Index    0.35%         0.25%     0.14%         0.74%                --        0.74%
EQ/Equity 500 Index   0.25%         0.25%     0.14%         0.64%                --        0.64%
EQ/Money Market       0.31%         0.25%     0.16%         0.72%                --        0.72%
---------------------------------------------------------------------------------------------------------


10 FEE TABLE

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Notes:

(1) The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2) Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount. Important exceptions and limitations may eliminate or reduce this charge.

       The withdrawal charge percentage we use is determined by the contract        Contract
       year in which you make the withdrawal, surrender your contract to receive    Year
       its cash value, or surrender your con- tract to apply your cash value to     1.....................................5.00%
       a non-life contingent annuity payment option. For each contribution, we      2.....................................5.00%
       consider the contract year in which we receive that contribution to be       3.....................................5.00%
       "contract year 1").                                                          4.....................................4.00%
                                                                                    5.....................................3.00%
                                                                                    6+....................................0.00%

(3) Currently, we do not charge for transfers among variable investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each variable transfer at the time each transfer is processed. See "Transfer charge" in "Charges and expenses" later in this Prospectus. We will not count transfers from Segment Type Holding Accounts into Segments on a Segment Start Date, or the allocation of Segment Maturity Value on a Segment Maturity Date in calculating the number of transfers subject to this charge.

(4) On a non-guaranteed basis, we may waive any portion of the contract fee as it applies to the EQ/Money Market variable investment option to the extent that the fee exceeds the income distributed by the underlying EQ/Money Market Portfolio. This waiver is limited to the contract fee, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. See "Contract fee" in "Charges and expenses" later in this Prospectus.

(5) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's shareholders.

(6) Portfolio shares are subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The maximum annual distribution and/or service (12b-1) fee for Class B and IB shares is 0.50% of the average daily net assets attributable to those shares. Under arrangements approved by each Trust's Board of Trustees, the distribution and/or service (12b-1) fee currently is limited to 0.25% of the average daily net assets attributable to Class B and Class IB shares of the portfolios. These arrangements will be in effect at least until April 30, 2011.

(7) Other expenses shown are those incurred in 2009. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.

(8) A "--" indicates that there is no guaranteed expense limitation in effect.

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, separate account annual expenses, and underlying Trust fees and expenses (including underlying portfolio fees and expenses). For a complete description of portfolio charges and expenses, please see the prospectuses for the Trust.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated first under a Series B contract and then under a Series ADV contract.

The Protected Investment Option is not covered by the fee table and examples. However, the withdrawal charge, if any, and the charge if you elect a Variable Immediate Annuity payout option do apply to the Protected Investment Option.

These examples should not be considered a representation of past or future expenses for any variable investment option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

The examples assume that you invest $10,000 in the contract for the time periods indicated and that your investment has a 5% return each year. The examples also assume (i) the total annual expenses of the portfolios set forth in the previous tables; and (ii) there is no waiver of any withdrawal charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                                                                    FEE TABLE 11

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                                    SERIES B

----------------------------------------------------------------------------------------------------------------
                           IF YOU SURRENDER YOUR CONTRACT AT THE        IF YOU ANNUITIZE AT THE END OF THE
                             END OF THE APPLICABLE TIME PERIOD                APPLICABLE TIME PERIOD
----------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME            1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
----------------------------------------------------------------------------------------------------------------
EQ/Core Bond Index         $709     $1,145     $1,407      $2,386     N/A       $1,145     $1,407      $2,386
EQ/Equity 500 Index        $698     $1,113     $1,354      $2,277     N/A       $1,113     $1,354      $2,277
EQ/Money Market            $707     $1,139     $1,397      $2,364     N/A       $1,139     $1,397      $2,364
----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------
                          IF YOU DO NOT SURRENDER YOUR CONTRACT
                            AT THE END OF THE APPLICABLE TIME
                                          PERIOD
-------------------------------------------------------------------
 PORTFOLIO NAME           1 YEAR    3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------
EQ ADVISORS TRUST:
-------------------------------------------------------------------
EQ/Core Bond Index         $209      $645      $1,107     $2,386
EQ/Equity 500 Index        $198      $613      $1,054     $2,277
EQ/Money Market            $207      $639      $1,097     $2,364
-------------------------------------------------------------------

                              SERIES ADV CONTRACT

--------------------------------------------------------------------------------------------------------------------
                                                                            IF YOU SURRENDER OR DO NOT SURRENDER
                                 IF YOU ANNUITIZE AT THE END OF THE        YOUR CONTRACT AT THE END OF THE APPLI-
                                       APPLICABLE TIME PERIOD                        CABLE TIME PERIOD
--------------------------------------------------------------------------------------------------------------------
 PORTFOLIO NAME                1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------------------------------------------------------------------
  EQ ADVISORS TRUST:
--------------------------------------------------------------------------------------------------------------------
  EQ/Core Bond Index           N/A        $804      $1,133      $2,065      $146      $454       $783      $1,715
  EQ/Equity 500 Index          N/A        $771      $1,078      $1,950      $135      $421       $728      $1,600
  EQ/Money Market              N/A        $797      $1,122      $2,042      $144      $447       $772      $1,692
--------------------------------------------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

Because the contracts offered by this Prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.


12 FEE TABLE

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1. Risk factors


--------------------------------------------------------------------------------

Risks associated with some features of the Protected Investment Option include:


o There is a risk of a substantial loss of your principal because you agree to absorb all losses from the portion of any negative Index Performance Rate that exceeds the Segment Buffer for any Segment.

o Your Segment Rate of Return for any Segment is also limited by its Performance Cap Rate, which could cause your Segment Rate of Return to be lower than it would otherwise be if you invested directly in the applicable Index.

o We do not set a minimum Performance Cap Rate. You will not know what the Performance Cap Rate is before a Segment starts. Therefore, you will not know in advance the upper limit on the return that may be credited to your Segment Investment. If you do not elect a Performance Cap Threshold for a Segment, you risk the possibility that the Performance Cap Rate on the Segment will result in lower investment returns than could have been achieved had you directed your investment into one of the other available investment options. On the other hand, if you elect a Performance Cap Threshold that exceeds the declared Performance Cap Rate, you will not be invested in that Segment Type and your contribution will remain in that Segment Type Holding Account, until your threshold is met or you provide us with alternative instructions.

o Even if the corresponding Index has experienced positive investment performance since the Segment Start Date, because of the method we use in calculating your Segment Interim Value, it may be lower than your Segment Investment.

  o If you take a withdrawal, including required minimum distribu tions, and there is insufficient value in the variable investment options and the Segment Type Holding Accounts on the date that we withdraw the required minimum distribution for the year to meet the entire required minimum distribution, we will withdraw amounts from any active Segments in your contract without any action on your part at that time, which amounts will be valued using the formula for calculating the Segment Interim Value. This amount may be less than your Segment Maturity Value would be if you left the amount in the Segment until the Segment Maturity Date.

  o Any calculation of the Segment Interim Value will generally be affected by changes in both the volatility and level of the relevant Index, as well as interest rates. The calculation of the Segment Interim Value is linked to various factors, including the value of a basket of put and call options on the relevant Index as described later in this Prospectus. The Segment Interim Value will generally be negatively affected by increases in market volatility or after the Index experiences a negative return following the Segment Start Date.

o You cannot transfer out of a Segment prior to its maturity to another investment option. You can only make withdrawals out of a Segment or surrender your contract. The amount you would receive would be calculated using the formula for the Segment Interim Value. In addition, withdrawals under a Series B contract may be subject to a withdrawal charge. Because any withdrawal charge is calculated as a percentage of contributions, not account value, the impact of a withdrawal charge may increase if the Segment Interim Value of the amount withdrawn is less than the contribution being withdrawn. For example, if the Segment Interim Value of a $1,000 contribution is $800 due to negative performance of the Index, and a withdrawal charge of 5% is applied, the withdrawal charge, as a percentage of account value withdrawn, will be greater than 5%.

o We may not offer new Segments of any or all Segment Types, so a Segment may not be available for you to transfer your Segment Maturity Value into after the Segment Maturity Date.

o We have the right to substitute an alternative index if the publication of one or more Indices is discontinued or at our sole discretion we determine that our use of such Indices should be discontinued or if the calculation of one or more of the Indices is substantially changed.

o No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the contract.

o If the Segment Maturity Date for a Segment is delayed by more than one Unscheduled Close Dates, so that the Segment Maturity Date is after the scheduled Segment Start Date for that month, we may create new Segments of Segment Types that utilize unaffected Indices on the scheduled Segment Start Date. If your instructions include an allocation from a Segment whose Segment Maturity Date has been delayed to a new Segment whose underlying Index is unaffected, we will not be able to transfer that portion of your Segment Maturity Value from the affected Segment to the unaffected Segment. We will use reasonable efforts to allocate your Segment Maturity Value in accordance with your instructions, which may include holding amounts in Segment Type Holding Accounts until the next Segment Start Date.

o The amounts held in a Segment Type Holding Account may earn a return that is less than the return you might have earned if those amounts were held in another variable investment option.

Please also see "Variable investment options" under "What are your investment options under the contract?" in "Contract features and benefits" later in this Prospectus for information regarding certain risks.


                                                                RISK FACTORS  13

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2. How to reach us

--------------------------------------------------------------------------------

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:


--------------------------------------------------------------------------------
FOR CORRESPONDENCE WITH CHECKS:
--------------------------------------------------------------------------------

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:
     Retirement Service Solutions
     P.O. Box 1577
     Secaucus, NJ 07096-1577


FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:
     Retirement Service Solutions
     500 Plaza Drive, 6th Floor
     Secaucus, NJ 07094


--------------------------------------------------------------------------------
FOR CORRESPONDENCE WITHOUT CHECKS:
--------------------------------------------------------------------------------

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:
     Retirement Service Solutions
     P.O. Box 1547
     Secaucus, NJ 07096-1547


FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:
     Retirement Service Solutions
     500 Plaza Drive, 6th Floor
     Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.


--------------------------------------------------------------------------------
REPORTS WE PROVIDE:
--------------------------------------------------------------------------------
o written confirmation of financial transactions and certain non-financial transactions, including when money is transferred into a Segment from a Segment Type Holding Account; when money is not transferred from a Segment Type Holding Account into a Segment on a Segment Start Date for any reason; when a Segment matures; when you change a Performance Cap Threshold; or when you change your Segment Maturity Instructions; and

o statement of your contract values at the close of each calendar year, and at the close of each calendar quarter for which there is a financial transaction.


--------------------------------------------------------------------------------
TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND
ONLINE ACCOUNT ACCESS SYSTEMS:
--------------------------------------------------------------------------------
TOPS is designed to provide you with up-to-date information via touch-tone telephone. Online Account Access is designed to provide this information through the Internet. You can obtain information on:

o your current account value;

o your current allocation percentages;

o your Performance Cap Threshold;

o your instructions on file for allocating the Segment Maturity Value on the Segment Maturity Date;

o the number of units you have in the variable investment options and the Segment Type Holding Accounts;

o the daily unit values for the variable investment options and the Segment Type Holding Accounts; and

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o elect or change your Performance Cap Threshold;

o change your allocation percentages and/or transfer among the variable investment options (not available for transfers to Segment Type Holding Accounts); and

o change your TOPS personal identification number ("PIN") (through TOPS only) and your Online Account Access password (through Online Account Access only).

With Online Account Access only you can:

o elect to receive certain contract statements electronically;

o change your address;

o elect or change your Performance Cap Threshold; and

o access "Frequently Asked Questions" and certain service forms.

TOPS and Online Account Access are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll-free 1-888--

14  HOW TO REACH US

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909-7770. You may use Online Account Access by visiting our website at www.axa-equitable.com and clicking on Online Account Access. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).


--------------------------------------------------------------------------------
CUSTOMER SERVICE REPRESENTATIVE:
--------------------------------------------------------------------------------
You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern Time.


WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1) authorization for transfers, including transfers of your Segment Maturity Value on a Segment Maturity Date, by your financial professional (available only for contracts distributed through AXA Distributors);

(2)  conversion of a traditional IRA to a Roth IRA contract;

(3)  tax withholding elections;

(4)  election of the beneficiary continuation option;

(5)  IRA contribution recharacterizations;

(6)  Section 1035 exchanges;

(7)  direct transfers and specified direct rollovers;

(8)  death claims;

(9)  change in ownership (NQ only, if available under your contract);

(10) purchase by, or change of ownership to, a non-natural owner;

(11) requests to transfer, re-allocate, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems);

(12) establishing and changing a Performance Cap Threshold; and

(13) providing instructions for allocating the Segment Maturity Value on the Segment Maturity Date.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)  beneficiary changes; and

(2)  contract surrender and withdrawal requests.

To cancel or change any of the following, we recommend that you provide the required written notification at least seven calendar days before the next scheduled transaction:

(1) instructions on file for allocating the Segment Maturity Value on the Segment Maturity Date; and

(2) instructions to withdraw your Segment Maturity Value on the Segment Maturity Date.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1) the date annuity payments are to begin.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.


SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.


                                                             HOW TO REACH US  15

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3. Contract features and benefits


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HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The following table summarizes our current rules regarding contributions to your contract, which rules are subject to change. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer or rollover contribution from another IRA contract (traditional or Roth, as the case may be) or a rollover from an eligible retirement plan or "designated Roth contribution account". Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Subsequent contributions may not be permitted in your state. Please see Appendix I later in this Prospectus for any applicable state variations.

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We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
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We currently do not accept any contribution if (i) the aggregate contributions under one or more Protected Capital Strategies(SM) contracts with the same owner or annuitant would then total more than $1,500,000; or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria we determine, including issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. Please see Appendix I later in this Prospectus for more information on state variations.

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The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.
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Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:


o Change our contribution requirements and limitations and our transfer rules, including to:

   -- increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

   -- discontinue the acceptance of subsequent contributions to the contract;

   -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options; and

   -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the Segment Type Holding Accounts or the Segments.

o Further limit the number of Segment Type Holding Accounts and Segments you may invest in at any one time.

o Limit or terminate new contributions or transfers to any variable investment option, Segment Type Holding Account or Segment ("investment options").

YOUR ABILITY TO INVEST IN YOUR CONTRACT MAY BE RESTRICTED IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON CONTRIBUTIONS INTO CERTAIN INVESTMENT OPTIONS, INCLUDING ANY OR ALL OF THE SEGMENT TYPES.

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                                                                                           ADDITIONAL LIMITATIONS ON
CONTRACT    AVAILABLE FOR OWNER AND    MINIMUM              SOURCE OF                      CONTRIBUTIONS TO YOUR
TYPE        ANNUITANT ISSUE AGES       CONTRIBUTIONS        CONTRIBUTIONS                  CONTRACT*
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NQ          0 through 85               $25,000 (initial)    o After-tax money.             o You may make subsequent
                                       $500 (subsequent)                                     contributions to the
                                                            o Paid to us by check or         contract until the later of
                                                              transfer of contract value     attained age 86 or, if
                                                              in a tax deferred exchange     later, the first contract
                                                              under Section 1035 of the      date anniversary.
                                                              Internal Revenue Code.
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* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix I later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into any investment option at any time.


16 CONTRACT FEATURES AND BENEFITS

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                                                                                                      ADDITIONAL LIMITATIONS ON
CONTRACT          AVAILABLE FOR OWNER AND    MINIMUM                 SOURCE OF                        CONTRIBUTIONS TO YOUR
TYPE              ANNUITANT ISSUE AGES       CONTRIBUTIONS           CONTRIBUTIONS                    CONTRACT*
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Traditional IRA   0 through 85               $25,000 (initial)       o Eligible rollover distribu-    o You may make rollover or
                                             $50 (subsequent)          tions from 403(b) plans,         direct transfer
                                                                       qualified plans and govern-      contributions until the
                                                                       mental employer 457(b)           later of attained age 86 or
                                                                       plans.                           the first contract date
                                                                                                        anniversary.
                                                                     o Rollovers from another
                                                                       traditional individual         o Contributions made after age
                                                                       retire- ment arrangement.        70-1/2 must be net of
                                                                                                        required minimum
                                                                     o Direct custodian-to-             distributions.
                                                                       custodian transfers from
                                                                       another traditional indi-      o Although we accept regular
                                                                       vidual retirement                IRA contributions (limited
                                                                       arrangement.                     to $5,000 per calendar year)
                                                                                                        under traditional IRA con-
                                                                     o Regular IRA contributions.       tracts, we intend that the
                                                                                                        contract be used primarily
                                                                     o Additional catch-up contri-      for rollover and direct
                                                                       butions.                         transfer contributions.

                                                                                                      o Subsequent catch-up contri-
                                                                                                        butions of up to $1,000 per
                                                                                                        calendar year where the
                                                                                                        owner is at least age 50 but
                                                                                                        under age 70-1/2 at any time
                                                                                                        during the calendar year for
                                                                                                        which the contribution is
                                                                                                        made.
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Roth IRA          0 through 85               $25,000 (initial)       o Rollovers from another Roth    o You may make rollover or
                                             $50 (subsequent)          IRA.                             direct transfer
                                                                                                        contributions until the
                                                                     o Rollovers from a "desig-         later of attained age 86 or
                                                                       nated Roth contribution          the first contract date
                                                                       account" under a 401(k) plan     anniversary.
                                                                       or 403(b) plan.
                                                                                                      o Conversion rollovers after
                                                                     o Conversion rollovers from a      age 70-1/2 must be net of
                                                                       traditional IRA or other         required minimum distribu-
                                                                       eligible retirement plan.        tions for the traditional
                                                                                                        IRA or other eligible
                                                                     o Direct custodian-to-             retirement plan that is the
                                                                       custodian transfers from         source of the conversion
                                                                       another Roth IRA.                rollover.

                                                                     o Regular Roth IRA contribu-     o Although we accept Roth IRA
                                                                       tions.                           contributions (limited to
                                                                                                        $5,000 per calendar year)
                                                                     o Additional catch-up contri-      under Roth IRA contracts, we
                                                                       butions.                         intend that the contract be
                                                                                                        used primarily for rollover
                                                                                                        and direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up contri-
                                                                                                        butions of up to $1,000 per
                                                                                                        calendar year where the
                                                                                                        owner is at least 50 at any
                                                                                                        time during the calendar
                                                                                                        year for which the
                                                                                                        contribution is made.
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* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix I later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into any investment option at any time.


                                               CONTRACT FEATURES AND BENEFITS 17

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OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. We reserve the right to prohibit availability of this contract to any non-natural owner.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex spouses or civil union partners may not be eligible for tax benefits under federal law and may be required to take post-death distributions.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.


PURCHASE CONSIDERATIONS FOR A CHARITABLE REMAINDER TRUST

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Protected Investment Option, you should strongly consider "split-funding": that is the trust holds investments in addition to this Protected Capital Strategies(SM) contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Protected Capital Strategies(SM) contract is the only source for such distributions, you may need to take withdrawals from Segments before their Segment Maturity Dates. See the discussion of the Protected Investment Option later in this section.


HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made for NQ contracts, pursuant to an intended Section 1035 tax-free exchange or for IRA contracts, pursuant to a direct transfer. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer or rollover contribution from another IRA contract (traditional or Roth, as the case may be) or a rollover from an eligible retirement plan or "designated Roth contribution account". We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

For your convenience, we will accept initial and subsequent contributions by wire transmittal from certain broker-dealers who have agreements with us for this purpose, including circumstances under which such contributions are considered received by us when your order is taken by such broker-dealers. These methods of payment are discussed in detail in "More information" later in this Prospectus.

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The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year."
The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is
April 30.
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If your contract is sold by a financial professional of AXA Advisors, AXA Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the time requirements set by applicable rules of the Financial Industry Regulatory Authority ("FINRA"). Upon timely and successful completion of this review, AXA Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

If your application is in good order when we receive it from AXA Advisors for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on


18  CONTRACT FEATURES AND BENEFITS

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your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

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Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur in "More Information" later in this Prospectus."
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ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to one or more of the investment options. The total number of Segments and Segment Type Holding Accounts that may be active in your contract at any time is 70. If a transfer from a Segment Type Holding Account into a Segment will cause a contract to exceed this limit, such transfers will be defaulted to the EQ/Money Market variable investment option. If there are multiple Segments scheduled to be established on a Segment Start Date, new Segments will be established in the order of those that would have the largest initial Segment Investment first until the limit of 70 is reached. Any remaining amount that is not transferred into a Segment will then be defaulted to the EQ/Money Market variable investment option. Allocations must be in whole percentages and you may change your allocation percentages at any time. However, the total of your allocations must equal 100%. Once your contributions are allocated to the investment options they become part of your account value. We discuss account value in "Determining your contract's value" later in this Prospectus.

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. Your AXA Advisors financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply, particularly with regard to any fee-based arrangement you may have in connection with your Series ADV contract.


WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options are the variable investment options and the Segments comprising the Protected Investment Option. The term variable investment options includes the Segment Type Holding Accounts unless otherwise noted. The Segment Type Holding Accounts are part of the EQ/Money Market variable investment option. The Protected Investment Option and the Segment Type Holding Accounts are discussed later in this section under "Protected Investment Option."


VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available portfolios, their investment objectives, and their sub-advisers. We may, at any time, exercise our rights to limit or terminate your contributions and allocations and to limit the number of variable investment options you may elect.


                                              CONTRACT FEATURES AND BENEFITS  19

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PORTFOLIOS OF THE TRUST

AXA Equitable serves as the investment manager of the portfolios of EQ Advisors Trust (the "Trust"). AXA Equitable has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trust and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the objective and the sub-adviser for each portfolio.


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EQ ADVISORS TRUST
(CLASS IB SHARES)
PORTFOLIO NAME         OBJECTIVE                                                   SUB-ADVISER
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EQ/CORE BOND INDEX    Seeks to achieve a total return before expenses that        o SSgA Funds Management, Inc.
                      approximates the total return performance of the Barclays
                      Capital U.S. Aggregate Bond Index, including reinvest-
                      ment of dividends, at a risk level consistent with that of the Barclays Capital U.S. Aggregate Bond Index.
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EQ/EQUITY 500 INDEX   Seeks to achieve a total return before expenses that        o AllianceBernstein L.P.
                      approximates the total return performance of the S&P
                      500 Index, including reinvestment of dividends, at a risk
                      level consistent with that of the S&P 500 Index.
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EQ/MONEY MARKET       Seeks to obtain a high level of current income, preserve    o The Dreyfus Corporation
                      its assets and maintain liquidity.
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YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUST CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF THE TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-789-7771.


20 CONTRACT FEATURES AND BENEFITS

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PROTECTED INVESTMENT OPTION

The Protected Investment Option consists of 15 Segment Types, each of which provides a rate of return tied to the performance of a specified Securities or Commodities Index. Each month, you have the opportunity to invest in any of the Segment Types described below, subject to the requirements, limitations and procedures disclosed in this section. You participate in the performance of an Index by investing in the corresponding Segment. Investments in Segments are not investments in underlying mutual funds; Segments are not "index funds."


SEGMENT TYPES

We currently offer a total of 15 Segment Types. We intend to offer each Segment Type each month, with a Segment Start Date which is generally the 15th of the month. We are not obligated to offer any one particular Segment Type. Each investment in a Segment Type that starts on a particular Segment Start Date is a Segment. A Segment Type refers to Segments that have the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a corresponding Segment Type Holding Account. We currently offer 15 Segment Types. Please refer to the "Definitions of key terms" section earlier in this Prospectus for a discussion of these terms.

The following chart lists the current Segment Types:


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          INDEX               SEGMENT DURATION       SEGMENT BUFFER
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S&P 500 Price Return             5 year           -10%; -20%; -30%
Index

S&P 500 Price Return             3 year              -10%; -20%
Index

S&P 500 Price Return             1 year                 -10%
Index

Russell 2000 Price               5 year            -10%; -20%; -30%
Return Index

Russell 2000 Price               3 year              -10%; -20%
Return Index

Russell 2000 Price               1 year                 -10%
Return Index

MSCI EAFE Price Return           1 year                 -10%
Index

Gold Index*                      1 year                 -10%

Oil Index*                       1 year                 -10%
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  * Available in IRA contracts only.

THE HIGHEST LEVEL OF PROTECTION IS THE -30% SEGMENT BUFFER AND LOWEST LEVEL OF PROTECTION IS THE -10% SEGMENT BUFFER.

The Indices are described in more detail below, under the heading "Indices."

Each Segment has a Performance Cap Rate that we set on the Segment Start Date. See "Performance Cap Rate" below. For example, a Segment could be S&P 500 Price Return Index/3 year/-20%/ September 2013/30% Performance Cap Rate. This means that you will participate in the performance of the S&P 500 Price Return Index for three years starting from the September 2010 Segment Start Date. If the Index performs positively during this period, your rate of return could be as much as 30% for that Segment Duration. If the Index performs negatively during this period, you will be protected from the first 20% of the Index's decline. Please note, Segment Types with greater protection tend to have lower Performance Cap Rates than other Segment Types that use the same Index and duration but provide less protection.

BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT BUFFER ARE RATES OF RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT ANNUAL RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR. THEREFORE YOUR PERFORMANCE CAP THRESHOLD IS ALSO NOT AN ANNUAL RATE, AS IT CORRESPONDS TO THE SEGMENT DURATION. The performance of the Index, the Performance Cap Rate and the Segment Buffer are all measured from the Segment Start Date to the Segment Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you hold the Segment until the Segment Maturity Date. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate. Please see "Your contract's value in the Protected Investment Option" in "Determining your contract's value" later in this Prospectus. A partial withdrawal from a Segment does not affect the Performance Cap Rate and Segment Buffer that apply to any remaining amounts that are held in the Segment through the Segment Maturity Date.

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily. Please see "Suspension, termination and changes to Segment Types" later in this section. All Segment Types may not be available in all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be active in your contract at any time is 70.


INDICES

The performance of a Segment of each Segment Type is based on the performance of an Index. We offer Segment Types based on two types of reference prices: reference prices based on the performance of securities ("Securities Indices") and reference prices based on the performance of commodities ("Commodities Indices").

SECURITIES INDICES. The following Securities Indices are currently available:

S&P 500 Price Return Index. The S&P 500 Price Return Index was established by Standard & Poor's. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.


                                              CONTRACT FEATURES AND BENEFITS  21

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Russell 2000 Price Return Index. The Russell 2000 Price Return Index was established by Russell Investments. The Russell 2000 Price Return Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000 Price Return Index is a subset of the Russell 3000(R) Index representing approximately 8% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE Price Return Index. The MSCI EAFE Price Return Index was established by MSCI Barra. The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada. As of May 27, 2010 the MSCI EAFE Index consisted of the following 22 developed market country indices:
Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Index.

COMMODITIES INDICES (available in IRA contracts only). The following Commodities Indices are currently available:

Gold Index. The reference price for the Gold Index is the "London Gold Market Fixing Ltd PM Fix Price /USD" as published by the London Gold/ Market Fixing LTD at 3 p.m. London Time.

Oil Index. The reference price for the Oil Index is the "NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures" contract price. We use the closing price on the NYMEX designated market of the New York Mercantile Exchange.

Please see Appendix III later in this Prospectus for important information regarding the publishers of the Indices.


SEGMENT TYPE HOLDING ACCOUNTS

Any contribution or transfer designated for a Segment Type will be allocated to the corresponding Segment Type Holding Account until the Segment Start Date. The Segment Type Holding Accounts are part of the EQ/Money Market variable investment option. The Segment Type Holding Accounts have the same rate of return as the EQ/Money Market variable investment option. You must transfer or contribute to the Segment Type Holding Account for the corresponding Segment Type if you want to invest in a Segment; you cannot transfer or contribute directly to a Segment.

You can transfer amounts from a Segment Type Holding Account into any of the variable investment options, or another Segment Type Holding Account at any time up to the close of business on the last business day before the Segment Start Date.


SEGMENT START DATE

Each Segment will have a Segment Start Date, generally the 15th of the month. However, the Segment Start Date may sometimes be a later date under certain circumstances. Please see "Setting the Segment Maturity Date and Segment Start Date" below.


PERFORMANCE CAP RATE

The Performance Cap Rate is the maximum Segment Rate of Return that each Segment will be credited with on the Segment Maturity Date. We will declare a Performance Cap Rate for each Segment on the Segment Start Date.

Please note that this means that you will not know the Performance Cap Rate for a new Segment until after your account value has been transferred from the corresponding Segment Type Holding Account into the Segment. You may not transfer out of a Segment before the Segment Maturity Date. Please see "Transfers" below. For this reason, we permit you to specify a Performance Cap Threshold, which we describe below under "Segment Sweep." For more information regarding transfer restrictions, please see "Transferring your account value" later in this Prospectus.

PLEASE NOTE THAT THE PERFORMANCE CAP RATE IS A RATE OF RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT AN ANNUAL RATE, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR.
THE PERFORMANCE CAP RATE IS SET AT THE COMPANY'S SOLE DISCRETION.


SEGMENT SWEEP

All amounts in a Segment Type Holding Account as of the close of business on the business day preceding the Segment Start Date, plus any earnings on those amounts, will be transferred into the Segment on the Segment Start Date, provided that all Segment Participation Requirements are met.

Amounts transferred into a Segment Type Holding Account on a Segment Start Date will not be included in any new Segment created that day. These amounts will remain in the Segment Type Holding Account until they are transferred out or the next Segment Start Date on which the Segment Participation Requirements are met for the amounts to be transferred into a new Segment.

If you change your Performance Cap Threshold on a Segment Start Date, that Performance Cap Threshold will not affect the Segment Participation Requirements for any Segment created that day. For example if you have a Performance Cap Threshold on file of 12%, but change it to 15% on a Segment Start Date, any amounts in that Segment Type Holding Account will be transferred into a new Segment of that Segment Type that we create that day with a Participation Cap Rate of 13%, if the other Segment Participation Requirements are met.

The following Segment Participation Requirements must be met on a Segment Start Date in order for any amount designated for a Segment Type to be transferred from a Segment Type Holding Account into the designated new Segment: (1) Segment is available; (2) Segment Maturity Date Requirement is met; and (3) Performance Cap Threshold is met. If these requirements are met, your account value in the Segment Type Holding Account will be transferred into a new Segment. This amount is your initial Segment Investment.

SEGMENT IS AVAILABLE. We may suspend or terminate any Segment Type, at our sole discretion, at any time. If we terminate a Segment Type, no new Segments of that Segment Type will be created, and the amount that would have been transferred to the Segment will be


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transferred to the EQ/Money Market variable investment option instead. If we suspend a Segment Type, no new Segments of that Segment Type will be created until the suspension ends, and the amount that would have been transferred to the Segment will remain in the Segment Type Holding Account.

SEGMENT MATURITY DATE REQUIREMENT IS MET. The Segment Maturity Date must occur on or before the contract maturity date. If the Segment Maturity Date is after the contract maturity date, your account value in the Segment Type Holding Account will be transferred to the EQ/Money Market variable investment option.

PERFORMANCE CAP THRESHOLD IS MET. When you allocate a contribution or transfer to a Segment Type, you may specify a Performance Cap Threshold in a whole percentage rate. Your value in the Segment Type Holding Account will not be transferred into the corresponding Segment unless the Performance Cap Rate we declare on the Segment Start Date is equal to or higher than your Performance Cap Threshold, and the other Segment Participation Requirements are met.

For example, you may specify a Performance Cap Threshold of 10%. If we set a Performance Cap Rate of 10% or higher for the next available Segment of that Segment Type, then we will transfer the applicable account value to the new Segment, provided all other requirements and conditions are met. However, if we set the Performance Cap Rate at 9.9% for that Segment, the applicable account value would not be transferred to the new Segment.

If you have allocated amounts to multiple Segment Types in a particular month, you may specify a different Performance Cap Threshold for each Segment Type.

If you specify a Performance Cap Threshold, it will remain in effect until the later of 90 days after we receive your election and the date amounts in the Segment Type Holding Account are transferred into a Segment. If you specify a Performance Cap Threshold on the required form in connection with your application, the 90 days will be measured from your contract date.

If you do not specify a Performance Cap Threshold, then we will transfer your account value from the Segment Type Holding Account into a Segment, regardless of how low the Performance Cap Rate may be if the other Segment Participation Requirements are met.

Once your account value has been swept from a Segment Type Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date are not permitted.

We permit you, but do not require you, to specify a Performance Cap Threshold so that you have additional flexibility in managing your contract. The Performance Cap Threshold is an option for owners who want to invest in a particular Segment Type only if we set a Performance Cap Rate at a certain level or higher. We do not require that you select a Performance Cap Threshold because some owners may wish to invest in a Segment no matter the particular Performance Cap Rate. You may wish to discuss with your financial professional whether to specify a Performance Cap Threshold and, if so, at what percentage.

SEGMENT MATURITY DATE

Your Segment Maturity Date is generally the 14th day of the same month as the Segment Start Date in the calendar year in which the Segment Duration ends. However, the Segment Maturity Date in a particular month may be a later date under certain circumstances. Please see "Setting the Segment Maturity Date and Segment Start Date" below.

You may tell us how to allocate the Segment Maturity Value among the investment options. You may tell us either to follow your allocation instructions on file for new contributions, to withdraw all or part of your Segment Maturity Value, or to transfer your Segment Maturity Value to the next available Segment of the same Segment Type, provided the Segment Participation Requirements are met.

As stated above, you may elect to have maturing Segments invested according to your allocations on file, and those instructions may include allocations to a Segment Type, or you may elect to transfer your Segment Maturity Value to the next available Segment of the same Segment Type in which you are currently invested. If you take either of these steps, then the designated portion of your Segment Maturity Value will be transferred to the corresponding Segment Type Holding Account, as of the close of business on the Segment Maturity Date. Assuming that all Segment Participation Requirements are met, the designated amounts will be treated like any other amounts in a Segment Type Holding Account. On the next Segment Start Date, the designated amounts in the Segment Type Holding Account will be transferred into the corresponding Segment. Typically, this means the designated amounts would be held in a Segment Type Holding Account for one business day.

If you have not provided us with maturity instructions, the Segment Maturity Value will be transferred to the Segment Type Holding Account for the same Segment Type as the maturing Segment. If the next Segment to be created in the Segment Type would not meet the Segment Maturity Date Requirement or that Segment Type has been terminated, we will instead transfer your Segment Maturity Value to the EQ/Money Market variable investment option. If you designate a Performance Cap Threshold that is not met on the next Segment Start Date or if the Segment Type has been suspended, your Segment Maturity Value will remain in the Segment Type Holding Account. You may transfer your Segment Maturity Value into another Segment Type Holding Account or any other variable investment option at any time before the next Segment Start Date.


SEGMENT MATURITY VALUE

On the Segment Maturity Date, we calculate your Segment Maturity Value using your Segment Investment and the Segment Rate of Return. The Segment Rate of Return is equal to the Index Performance Rate, subject to the Performance Cap Rate and Segment Buffer, as follows:


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                                  YOUR SEGMENT RATE OF RETURN
IF THE INDEX PERFORMANCE RATE:    WILL BE:
--------------------------------------------------------------------------------
goes up by more than the          positive, equal to the
Performance Cap Rate              Performance Cap Rate

goes up by less than the          positive, equal to the Index
Performance Cap Rate              Performance Rate
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                                               CONTRACT FEATURES AND BENEFITS 23

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--------------------------------------------------------------------------------
                                       YOUR SEGMENT RATE OF RETURN
 IF THE INDEX PERFORMANCE RATE:        WILL BE:
--------------------------------------------------------------------------------
stays flat or goes down by a           equal to 0%
percentage equal to or less than
the Segment Buffer

goes down by a percentage              negative, to the extent of the
greater than the Segment Buffer        percentage exceeding the Segment Buffer
--------------------------------------------------------------------------------

Your Segment Maturity Value is calculated as follows:

We multiply your Segment Investment by your Segment Rate of Return to get your Segment Return Amount. Your Segment Maturity Value is equal to your Segment Investment plus your Segment Return Amount. Your Segment Return Amount may be negative, in which case your Segment Maturity Value will be less than your Segment Investment. All of these values are based on the value of the relevant Index on the Segment Start Date and the Segment Maturity Date. Any fluctuations in the value of the Index between those dates is ignored in calculating the Segment Maturity Value.

For example, assume that you invest $1,000 in an S&P 500 Index, 3-year Segment with a -20% Segment Buffer, we set the Performance Cap Rate for that Segment at 17%, and you make no withdrawal from the Segment. If the S&P 500 Index is 20% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 17% Segment Rate of Return, and your Segment Maturity Value would be $1,170. We reach that amount as follows:

o The Index Performance Rate (20%) is greater than the Performance Cap Rate (17%), so the Segment Rate of Return (17%) is equal to the Performance Cap Rate.

o The Segment Return Amount ($170) is equal to the product of the Segment Investment ($1,000) multiplied by the Segment Rate of Return (17%).

o The Segment Maturity Value ($1,170) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($170).

If the S&P Index is only 15% higher on the Segment Maturity Date than on the Segment Start Date, then you will receive a 15% Segment Rate of Return, and your Segment Maturity Value would be $1,150. We reach that amount as follows:

o The Index Performance Rate (15%) is less than the Performance Cap Rate (17%), so the Segment Rate of Return (15%) is equal to the Index Performance Rate.

o The Segment Return Amount ($150) is equal to the product of the Segment Investment ($1,000) multiplied by the Segment Rate of Return (15%).

o The Segment Maturity Value ($1,150) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($150).

If the S&P Index is -10% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 0% Segment Rate of Return, and your Segment Maturity Value would be $1,000. We reach that amount as follows:

o The Index Performance Rate is -10% and the Segment Buffer absorbs the first -20% of negative performance, so the Segment Rate of Return is 0%.

o The Segment Return Amount ($0) is equal to the product of the Segment Investment ($1,000) multiplied by the Segment Rate of Return (0%).

o The Segment Maturity Value ($1,000) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($0).

If the S&P Index is -30% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a -10% Segment Rate of Return, and your Segment Maturity Value would be $900. We reach that amount as follows:

o The Index Performance Rate is -30% and the Segment Buffer absorbs the first -20% of negative performance, so the Segment Rate of Return is -10%.

o The Segment Return Amount (-$100) is equal to the product of the Segment Investment ($1,000) multiplied by the Segment Rate of Return (-10%).

o The Segment Maturity Value ($900) is equal to the Segment Investment ($1,000) plus the Segment Return Amount (-$100).


SETTING THE SEGMENT MATURITY DATE AND SEGMENT START DATE

There will be a Segment Maturity Date and Segment Start Date each month that the contract is outstanding. The Segment Maturity Date for Segments maturing in a given month and the Segment Start Date for new Segments starting in that same month will always be scheduled to occur on the first two consecutive business days that are also Segment Business Days occurring after the 13th of a month. There will be no Segment Maturity Dates until we have been offering this
contract to the public for at least one year, so until   , 2011 the Segment
Start Date will be the first Segment Business Day after the 14th of the month.

Please see Appendix IV later in this prospectus for a demonstration of the effects weekends and holidays can have on the Segment Maturity Date and the Segment Start Date.

EFFECT OF UNSCHEDULED CLOSE DATE. The Segment Maturity Date and Segment Start Date may also be delayed as the result of an Unscheduled Close Date. Unscheduled Close Dates can have different effects if they occur on the scheduled Segment Maturity Date for a month than if they occur on the scheduled Segment Start Date. There are no Unscheduled Close Dates for Segments of Segment Types based on the S&P 500 Price Return Index or the Russell 2000 Price Return Index because any day on which the New York Stock Exchange does not open for regular trading is not a Segment Business Day.

Unscheduled Close Date on Segment Maturity Date. Segments of different Segment Types that have the same scheduled Segment Maturity Date may mature on different dates if the scheduled Segment Maturity Date is an Unscheduled Close Date for the Index underlying one Segment Type but not for the Index underlying another Segment Type. For example, if Monday the 14th is the scheduled Segment Maturity Date in a given month, but the NYMEX designated market of the New York Mercantile Exchange may be closed on the 14th, which would mean that there would be no reference price that day for the Oil Index. On the other hand, the New York Stock Exchange may be open on the 14th, which would allow the S&P 500 Price Return Index and Russell 2000 Price Return Index to be published. In this case, the Segment Maturity Date for any Segments based on the S&P


24  CONTRACT FEATURES AND BENEFITS

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500 Price Return Index or Russell 2000 Price Return Index would remain Monday the 14th. However, any Segment based on the Oil Index that was scheduled to mature on the 14th of that month could not mature, because we would not have a reference price with which to calculate the Segment Maturity Value.

If a Segment Maturity Date is delayed for one business day for one or more Segments maturing in a given month due to an Unscheduled Close Date, but not all Segments, we will use reasonable efforts to honor your maturity instructions, including instructions to transfer your Segment Maturity Value to new Segments created on the Segment Start Date in that month. If we are able to do this, the Segment Start Date for all Segments created that month will be the same day as the Segment Maturity Date for the Segments that were affected by the Unscheduled Close Date, which would be one business day after the Segment Maturity Date for the unaffected Segments. In the example in the prior paragraph, this would mean the Segment Maturity Date for Segments that utilize the S&P 500 Price Return Index or Russell 2000 Price Return Index would be Monday the 14th, and the Segment Maturity Date for Segments that utilize the Oil Index would be Tuesday the 15th. However, the Segment Start Date for all new Segments created that month (including both those that utilize the S&P 500 Price Return Index or Russell 2000 Price Return Index and those that utilize the Oil Index) would be Tuesday the 15th.

If the Segment Maturity Date for a Segment is delayed by more than one Unscheduled Close Dates, so that the Segment Maturity Date is after the scheduled Segment Start Date for that month, we may create new Segments of Segment Types that utilize unaffected Indices on the scheduled Segment Start Date. If your instructions include an allocation from a Segment whose Segment Maturity Date has been delayed to a new Segment whose underlying Index is unaffected, we will not be able to transfer that portion of your Segment Maturity Value from the affected Segment to the unaffected Segment. Similarly, we would not be able to transfer amounts from unaffected Segments to affected Segments. We will use reasonable efforts to allocate your Segment Maturity Value in accordance with your instructions, which may include holding amounts in Segment Type Holding Accounts until the next Segment Start Date.

If the conditions that cause an Unscheduled Close Date persist, we will use reasonable efforts to calculate the Segment Maturity Value of any affected Segments.

If the New York Stock Exchange does not open for regular trading on any day, then that day is not a business day or a Segment Business Day under the contract. No Segments can start or mature on a day that is not a Segment Business Day. Therefore, if the New York Stock Exchange does not open on a day that is scheduled to be a Segment Maturity Date, then the Segment Maturity Date and Segment Start Date will be delayed for all Segments that month.

Unscheduled Close Date on Segment Start Date. Even if the Segment Maturity Date occurs as scheduled in a given month, an Unscheduled Close Date may occur on the scheduled Segment Start Date for that month. If an Unscheduled Close Date occurs on the scheduled Segment Start Date, then we may create Segments on the originally scheduled Segment Start Date for Segments of Segment Types that utilize unaffected Indices. We would not create Segments of the Segment Types that utilize an affected Index in that month. Therefore Segment Maturity Values designated for Segment Types that utilize an affected Index would not be allocated to Segments that month and, subject to alternative instructions from the owner, would remain in the corresponding Segment Type Holding Account.

However, if the New York Stock Exchange does not open on a day that is scheduled to be a Segment Start Date, then the Segment Start Date will be delayed for all Segments that month.

SUSPENSION, TERMINATION AND CHANGES TO SEGMENT TYPES AND INDICES

We may decide at any time until the close of business on each Segment Start Date whether to offer any or all of the Segment Types described in this Prospectus on a Segment Start Date for a particular Segment. We may suspend a Segment Type for a month or a period of several months, or we may terminate a Segment Type entirely.

If a Segment Type is suspended, your account value will remain in the Segment Type Holding Account until a Segment of that Segment Type is offered or you transfer out of the Segment Type Holding Account.

If a Segment Type is terminated, your account value in the corresponding Segment Type Holding Account will be defaulted into the EQ/Money Market variable investment option on the date that would have been the Segment Start Date.

We have the right to substitute an alternative index if the publication of one or more Indices is discontinued or at our sole discretion we determine that our use of such Indices should be discontinued or if the calculation of one or more of the Indices is substantially changed. In addition, we reserve the right to use any or all reasonable methods to end any outstanding Segments that use such Indices. We also have the right to add additional Indices under the contract at any time. We would provide notice about the use of additional or alternative Indices, as soon as practicable, in a supplement to this Prospectus. An alternative index would not change the Segment Buffer or Performance Cap Rate for an existing Segment. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index.

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix I to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive written notification of your decision to cancel


                                              CONTRACT FEATURES AND BENEFITS  25

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the contract and will reflect any investment gain or loss in the investment options (less the daily charges we deduct) through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting investment gain or loss). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

o you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.


CONTRACT CANCELLATION PROVISION FOR LACK OF SEGMENT

In addition to your right to cancel within a certain number of days, as described in the previous section, you may also cancel your contract under certain other conditions.

If you allocate all or a portion of your initial investment to Segment Type Holding Accounts on your application, and no Segments are created in any of the corresponding Segment Types on the first Segment Start Date following your contract's issue date, you may cancel your contract, without paying any withdrawal charges. You may exercise this right by mailing the contract, with a signed letter of instruction electing this right, to our processing office by the first day of the month following the first Segment Start Date after your contract date. If you transfer any amounts into or out of any Segment Type Holding Accounts prior to the first Segment Start Date under your contract, you will give up this right.

If your state's law requires that we refund the full amount of your contribution upon cancellation, and you are within the time period specified by your state's law to exercise your right to cancel, then you will receive the full amount of your contribution. If that time has expired before we receive your contract, or if your state's law does not require that we return the full amount of your contribution, we will refund your account value, as described in the previous section.


PARTIAL WITHDRAWAL PROVISION FOR LACK OF SEGMENT

It may happen that when you designate your entire initial investment to more than one Segment Type Holding Account, or to one or more variable investment options and one or more Segment Type Holding Accounts on your application, no Segments are created in some or all of the corresponding Segment Types on the first Segment Start Date following your contract date because we have terminated or suspended those Segment Types. If that happens, you may request that we return the amount of your initial contribution to the Segment Type Holding Accounts from which no Segment was created, without paying any withdrawal charges. This amount will not be greater than your account value in the corresponding Segment Type Holding Accounts on the date your request is received at our processing office. If the account value in the Segment Type Holding Account has been transferred to the EQ/Money Market variable investment option because the Segment Type has been terminated, then the amount we return may not be greater than the amount transferred from the Segment Type Holding Account to the EQ/Money Market variable investment option. You will have until the first day of the month following the first Segment Start Date to exercise this right. Exercising this right will not cancel the rest of your contract.

You may also exercise this right if you make (i) a subsequent contribution,
(ii) a contribution or transfer pursuant to an intended Section 1035 tax-free exchange, or (iii) a IRA direct transfer, after your contract's issue date. In these cases, we will measure your ability to exercise this right using the Segment Start Date after we receive funds at our processing office, rather than your contract date.

We reserve the right to change or cancel this provision at any time.

26  CONTRACT FEATURES AND BENEFITS

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4. Determining your contract's value


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YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of: (i) the values you have in the variable investment options, (ii) the values you have in the Segment Type Holding Accounts and (iii) your Segment Interim Values.

Your Series B contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value less any applicable withdrawal charges. Please see "Surrender of your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

For Series ADV contracts, at any time before annuity payments begin, your contract's cash value is equal to its account value.

If you have a Series ADV contract, disregard any references to "withdrawal charges" or "free withdrawal amount" in this section; these terms only apply to Series B contracts, not Series ADV contracts.


YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS AND SEGMENT TYPE HOLDING ACCOUNTS

Each variable investment option and Segment Type Holding Account invests in shares of a corresponding portfolio. Your value in each variable investment option and Segment Type Holding Account is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

The unit value for each variable investment option and Segment Type Holding Account depends on the investment performance of that option minus daily charges for the Contract fee. Each Segment Type Holding Account is part of the EQ/Money Market variable investment option. On any day, your value in any variable investment option or Segment Type Holding Account equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option or Segment Type Holding Account does not change unless it is:

(i)   increased to reflect additional contributions;

(ii) decreased to reflect a withdrawal (including applicable withdrawal charges); or

(iii) increased to reflect a transfer into, or decreased to reflect a transfer out of a variable investment option and Segment Type Holding Account.

A description of how unit values are calculated is found in the SAI.


YOUR CONTRACT'S VALUE IN THE PROTECTED INVESTMENT OPTIONS

Your value in each Segment on the Segment Maturity Date is calculated as described under "Segment Rate of Return" in "Contract Features and Benefits" earlier in this Prospectus.

In setting the Performance Cap Rate that we use in calculating the Segment Maturity Value, we assume that you are going to hold a Segment until the Segment Maturity Date. However, you have the right under the contract to access amounts in the Segments before the Segment Maturity Date under certain circumstances. Therefore, we calculate a Segment Interim Value on each business day between the Segment Start Date and the Segment Maturity Date. The method we use to calculate the Segment Interim Value is different than the method we use to calculate the value of the Segment on the Segment Maturity Date. Prior to the Segment Maturity Date, we use the Segment Interim Value to calculate (1) your account value; (2) the amount your beneficiary would receive as a death benefit; (3), the amount you would receive if you make a withdrawal from a Segment; (4) the amount you would receive if you surrender your contract; or
(5) the amount you would receive if you cancel your contract and return it to us for a refund within your state's "free look" period (unless your state requires that we refund the full amount of your contribution upon cancellation).

The Segment Interim Value is calculated based on a formula that is designed to estimate the fair value on the particular interim date of our obligation to credit the Segment Maturity Value to your contract on the Segment Maturity Date. Appendix II later in this Prospectus sets forth in detail the specific calculation formula as well as numerous hypothetical examples. As explained in more detail in Appendix II, the calculation formula includes elements designed to compensate us for the risk that we may have to pay out account value prior to the Segment Maturity Date as well as adjustments to Index performance included in the Segment Maturity Value provided by the Segment Buffer (which protects you from a drop in the relevant Index up to the designated Segment Buffer) in return for the Performance Cap Rate (which limits your participation in possible gains in the relevant Index in excess of the Performance Cap Rate). The formula also provides that the Segment Interim Value is never greater than the Segment Investment multiplied by the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed. This limitation is imposed to discourage owners from withdrawing from a Segment before the Segment Maturity Date where there may have been significant increases in the relevant Index early in the Segment Duration. For more information, please see Appendix II.

EVEN IF THE CORRESPONDING INDEX HAS EXPERIENCED POSITIVE INVESTMENT PERFORMANCE SINCE THE SEGMENT START DATE, BECAUSE OF THE FACTORS WE TAKE INTO ACCOUNT IN CALCULATING YOUR SEGMENT INTERIM VALUE, IT MAY BE LOWER THAN YOUR SEGMENT INVESTMENT.


                                           DETERMINING YOUR CONTRACT'S VALUE  27

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5. Transferring your money among investment options


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TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following current limitations:

o you may not transfer out of a Segment before its Segment Maturity Date.

o you may not transfer out of a Segment Type Holding Account on a Segment Start Date.

o a contribution or transfer into a Segment Type Holding Account on a Segment Start Date will not be transferred into the Segment that is created on that Segment Start Date. Your money will be transferred into a Segment on the following month's Segment Start Date, provided you meet the Segment Participation Requirements.

o you may not contribute or transfer money into a Segment Type Holding Account and designate a Segment Start Date. The account value in the Segment Type Holding Account will be transferred on the first Segment Start date on which you meet the Segment Participation Requirements.

o you may not contribute or transfer into a Segment Type Holding Account if the Segment Maturity Date of the Segment that will be created on the Segment Start Date would be after the maturity date of your contract.

o you may not contribute to a Segment Type Holding Account or transfer to a Segment Type Holding Account or a Segment if the total number of Segments and Segment Type Holding Accounts that would be active in your contract after such contribution or transfer would be greater than 70. If a transfer from a Segment Type Holding Account into a Segment will cause a contract to exceed this limit, such transfers will be defaulted to the EQ/Money Market variable investment option. If there are multiple Segments scheduled to be established on a Segment Start Date, new Segments will be established in the order of those that would have the largest initial Segment Investment first until the limit of 70 is reached. Any remaining amount that is not transferred into a Segment will then be defaulted to the EQ/Money Market variable investment option.

o transfers from a Segment Type Holding Account to a Segment will not occur if you do not meet the Segment Participation Requirements. See "Segment Sweep" in "Contract features and benefits" earlier in this Prospectus.

Upon advance notice to you, through a prospectus supplement, we may change or establish additional restrictions on transfers among the investment options, including limitations on the number, frequency, or dollar amount of transfers. A transfer request does not change your allocation instructions on file. Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

You may request a transfer in writing using the specified form, or by telephone using TOPS or on line using Online Account Access. You must send in all signed written requests directly to our processing office. Transfer requests should specify:

(1) the contract number,

(2) the dollar amounts or percentage to be transferred, and

(3) the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" in "Charges and expenses" later in this Prospectus.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities


28  TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

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may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of the EQ Advisors Trust (the "trust"). The trust has adopted policies and procedures regarding disruptive transfer activity. The trust discourages frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. The trust aggregates inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In most cases, the trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trust for more information.

When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or the trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that the trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trust has not implemented such a fee. If a redemption fee is implemented by the trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trust to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trust will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


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6. Accessing your money


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WITHDRAWING YOUR ACCOUNT VALUE

You have two ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of contract. More information follows the table. For the tax consequences of taking withdrawals, see "Tax information" later in this Prospectus.

If you have a Series ADV contract, disregard any references to "withdrawal charges" or "free withdrawal amount" in this section; these terms only apply to Series B contracts, not Series ADV contracts.


--------------------------------------------------------------------------------
                           METHOD OF WITHDRAWAL
--------------------------------------------------------------------------------
                                                       LIFETIME
                                                       REQUIRED
                                                        MINIMUM
CONTRACT                     PARTIAL                 DISTRIBUTION
--------------------------------------------------------------------------------
NQ                           Yes                          No
--------------------------------------------------------------------------------
traditional IRA              Yes                          Yes
--------------------------------------------------------------------------------
Roth IRA                     Yes                          No
--------------------------------------------------------------------------------

We impose no withdrawal charge for withdrawals from Series ADV contracts. However, withdrawals, including withdrawals made to pay all or part of any fee that may be associated with the fee-based program, may be subject to income tax and, unless the taxpayer is under 59-1/2 or another exception applies, an additional 10% federal income tax penalty, as described in "Tax information" later in this Prospectus. In addition, the fee-based program sponsor may apply a charge if you decide to no longer participate in the program. You should consult with your program sponsor for more details about your particular fee-based arrangement.


PARTIAL WITHDRAWALS
(All contracts)

You may take partial withdrawals from your account value at any time before annuity payments begin. The minimum amount you may withdraw at any time is $300. If you request a withdrawal that leaves you with an account value of less than $500, we reserve the right to terminate the contract and pay you the cash value. See "Surrender of your contract to receive its cash value" below.

For Series B contracts, partial withdrawals in excess of the 10% free withdrawal amount may be subject to a withdrawal charge (see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus).

Partial withdrawals out of Segments are permitted, subject to certain restrictions. See "How withdrawals are taken from your account value" later in this section.


LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS

(Traditional IRA contracts only -- See "Tax information" later in this Prospectus.)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions (we refer to them as "RMDs") yourself and request partial withdrawals. In such a case, a withdrawal charge could apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. Please refer to "Required minimum distributions" under "Individual Retirement Arrangements ("IRAs")" in "Tax information" later in this Prospectus.

You may elect this service in the calendar year in which you reach age 70-1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually each December.

We do not impose a withdrawal charge on the RMD payment made if you are enrolled in our automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

This service does not generate an automatic RMD payment during the first contract year. Therefore, if you are making a rollover or transfer contribution to the contract after age 70-1/2, you must take an RMD before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMD amount may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

The RMD amount is based on your entire interest in your traditional IRA contract whether your investments are allocated to one or more variable investment options and one or more Segments. We will withdraw your RMD amount from the variable investment options first on a pro rata basis. If there is insufficient account value in the variable investment options, then we will withdraw the balance of the RMD amount from the Segment Type Holding Accounts on a pro rata basis. If there is insufficient value in the variable investment options and the Segment Type Holding Accounts, we will withdraw amounts from the Segments on a pro rata basis.

As you approach age 70-1/2 you should consider the effect of allocations to any Segment. You should consider whether you have a sufficient amount allocated to the variable investment options under this contract and/or sufficient liquidity under other traditional IRAs that you maintain in order to satisfy your RMD for this contract without affecting amounts allocated to a Segment under this contract.

We will send to traditional IRA owners a form outlining the minimum distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).

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HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE


WITHDRAWALS

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the variable investment options (excluding the Segment Type Holding Accounts). If there is insufficient value or no value in the variable investment options (excluding the Segment Type Holding Accounts), any additional amount of the withdrawal required or the total amount of the withdrawal will be taken on a pro rata basis from the Segment Type Holding Accounts. If there is insufficient value in the Segment Type Holding Accounts, we will deduct all or a portion of the withdrawal from the Segments on a pro rata basis.

If you specify the investment options from which you want us to deduct your withdrawal, the following restrictions apply: If the amount of your withdrawal is equal to or less than your account value in the variable investment options and Segment Type Holding Accounts, the entire withdrawal must come from the account value in the variable investment options and Segment Type Holding Accounts, and the withdrawal cannot be pro rata; you must specify the dollar amount or percentage withdrawal for the variable investment options and Segment Type Holding Accounts from which to take the withdrawal. In other words, you cannot take a withdrawal from the Segments if there is any value remaining in the variable investment options and Segment Type Holding Accounts.

After 100% of the value has been taken from the variable investment options and Segment Type Holding Accounts, you can specify the dollar amount or percentage of the withdrawal to be taken from any Segment.

If you have amounts in a Segment Type Holding Account and you make a withdrawal on a Segment Start Date, that amount will not be transferred into the Segment created on that date.

Withdrawals from a Segment prior to your Segment Maturity Date reduce the Segment Investment on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the withdrawal. We use the Segment Investment to determine your Segment Maturity Value.

You can request, in advance of your Segment Maturity Date, a withdrawal of your Segment Maturity Value on the Segment Maturity Date, which is not subject to the restrictions described above regarding the need to withdraw amounts in variable investment options and Segment Type Holding Accounts before withdrawing amounts from Segments.

A withdrawal from a Series ADV NQ contract, including a withdrawal to pay the fees of the fee-based program, may be a taxable event. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.


SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.


WITHDRAWALS TREATED AS SURRENDERS

If you withdraw more than 90% of a contract's current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.


WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity payout option, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender or termination, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1) the New York Stock Exchange is closed or restricts trading,

(2) the SEC determines that an emergency exists as a result of which sales of securities or determination of fair value of an investment option's assets is not reasonably practicable, or

(3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.


YOUR ANNUITY PAYOUT OPTIONS

Deferred annuity contracts such as Protected Capital Strategies(SM) provide for conversion to payout status at or before the contract's "maturity date." This is called annuitization. When your contract is annuitized, your Protected Capital Strategies(SM) contract and all its benefits will terminate and you will receive a supplemental payout annuity contract ("payout option") that provides for periodic payments for life or for a specified period of time. In general, the periodic payment amount is determined by the account value or cash value of your Protected Capital Strategies(SM) contract at the time of annuitization, the annuity payout option that you select, and the annuity purchase factor to which that value is applied, as described below. We have the right to require you to provide any information we deem necessary to pro-


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vide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

Your Protected Capital Strategies(SM) contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase factor for a life annuity payout option. We reserve the right, with advance notice to you, to change your annuity purchase factor any time after your fifth contract date anniversary and at not less than five year intervals after the first change. Any change to the annuity purchase factor will only apply to contributions made after the date of the change. (Please see your contract and SAI for more information). In addition, you may apply your account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We may offer other payout options not outlined here. Your financial professional can provide details.

Protected Capital Strategies(SM) currently offers you several choices of annuity payout options. Some enable you to receive fixed annuity payments and others enable you to receive variable annuity payments.

You can choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own and the annuitant's age at contract issue. We reserve the right to add, remove or change these annuity payout options at anytime.


ANNUITY PAYOUT OPTIONS


--------------------------------------------------------------------------------
Fixed annuity payout options        o Life annuity
                                    o Life annuity with period
                                      certain
                                    o Life annuity with refund
                                      certain
                                    o Period certain annuity
--------------------------------------------------------------------------------
Variable Immediate Annuity payout   o Life annuity (not available in
   options (as described in a         New York)
   separate Prospectus for this     o Life annuity with period
   option)                            certain
--------------------------------------------------------------------------------
Income Manager payout options       o Life annuity with period
   (available for owners and          certain
   annuitants age 83 or less at     o Period certain annuity
   contract issue) (described in a
   separate prospectus)
--------------------------------------------------------------------------------

o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy or the joint life expectancy of the annuitant and the joint annuitant. A life annuity with period certain is the form of annuity under the contracts that you will receive if you do not elect a different payout option. In this case the period certain will be based on the annuitant's age and will not exceed 10 years or the annuitant's life expectancy.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guarantee period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life and, after the annuitant's death, payments continue to the survivor.


FIXED ANNUITY PAYOUT OPTIONS

With fixed annuities, we guarantee fixed annuity payments that will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTIONS

Variable Immediate Annuities are described in a separate Prospectus that is available from your financial professional. Before you select a Variable Immediate Annuity payout option, you should read the Prospectus which contains important information that you should know.

Variable Immediate Annuities may be funded through your choice of available variable investment options investing in portfolios of AXA Premier VIP Trust and EQ Advisors Trust. The contract also offers a fixed income annuity payout option that can be elected in combination with the variable income annuity payout option. The amount of each variable income annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate.


INCOME MANAGER(R) PAYOUT OPTIONS

Income Manager(R) payout options are described in a separate prospectus that is available from your financial professional. Before you select an Income Manager(R) payout option, you should read the prospectus which contains important information that you should know. The Income Manager(R) payout annuity contracts differ from the other payout annuity contracts. If you elect an Income Manager payout option,


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the amount applied will be allocated to fixed maturity options to provide payments during the period certain. If you elect an Income Manager(R) life annuity with period certain, a portion of the amount applied will be used to provide for payments after the certain period while you are living. The amounts allocated to a fixed maturity option will receive a fixed rate of interest during a set period, generally 1 to 15 years from date of allocation to the maturity date of the option. In deciding whether to select an Income Manager(R) payout, you should be aware that we make a market value adjustment (up or down) if you make a withdrawal before the maturity date of the selected option. In addition, you should consider that the amount applied to the payout option may be subject to a new withdrawal charge of up to 7% for withdrawals in the first seven years of the payout contract (in excess of a 10% free withdrawal amount).

The other payout annuity contracts may provide higher or lower income levels, but do not have all the features of the Income Manager(R) payout annuity contract. You may request an illustration of the Income Manager(R) payout annuity contract from your financial professional.

Both NQ and IRA Income Manager(R) payout options provide guaranteed level payments. The Income Manager(R) (life annuity with period certain) also provides guaranteed increasing payments (NQ contracts only). You may not elect an Income Manager(R) payout option without life contingencies unless withdrawal charges are no longer in effect under your contract.

The Income Manager(R) payout options are not available in all states.


THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies depending on the payout option that you choose and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

For the fixed annuity payout options and Variable Immediate Annuity payout options, no withdrawal charge is imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain.

The withdrawal charge applicable under your Protected Capital Strategies(SM) Series B contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of your account value. Non-life contingent period certain payouts are not available for variable payouts, so no withdrawal charge is applicable to variable payouts.

For the Income Manager(R) life contingent payout options, no withdrawal charge is imposed under your Protected Capital Strategies(SM) Series B contract. If the withdrawal charge that otherwise would have been applied to your account value under your Protected Capital Strategies(SM) Series B contract is greater than 2% of the contributions that remain in your Protected Capital Strategies(SM) Series B contract at the time you purchase your payout option, the withdrawal charges under the Income Manager(R) contract will apply. The year in which your account value is applied to the Income Manager(R) payout option will be "contract year 1." Before you select an Income Manager(R) payout option, you should read the Income Manager(R) prospectus which contains important information that you should know.

For example, assume you contribute $50,000 to Protected Capital Strategies(SM) Series B at issue and by contract year four your account value has grown to $60,000. The withdrawal charge on the Protected Capital Strategies(SM) Series B contract in contract year four is 4% of contributions. If you elect the Income Manager(R) payout option, there is no withdrawal charge deducted upon election. However, the withdrawal charge under the Income Manager(R) contract would apply if you surrender or withdraw from the Income Manager(R) contract during the applicable period. In this example, the initial withdrawal charge under the Income Manager(R) contract would be $4,200 (7% of $60,000).


SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. Unless you choose a different payout option, we will pay annuity payments under a life annuity with a period certain of 10 years. You choose whether these payments will be fixed or variable. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments are to begin, but generally it may not be earlier than thirteen months from the Protected Capital Strategies(SM) contract date. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month or later than your contract's maturity date. Your contract's maturity date is the date by which you must either take a lump sum withdrawal or select an annuity payout option. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday.

We will send you a notice with your contract statement one year prior to your maturity date. Once you have selected an annuity payout option and payments have begun, no change can be made other than transfers among the variable investment options if a variable immediate annuity is selected. If you do not respond to the notice within 30 days following your maturity date, your contract will be annuitized automatically.

We currently offer different payment frequencies on certain annuity payout options. In general, the total annual payout will be lower for more frequent payouts (such as monthly) because of the increased administrative expenses associated with more frequent payouts. Also, in general, the longer the period over which we expect to make payments, the lower will be your payment each year.

The amount of the annuity payments will depend on:

(1) the amount applied to purchase the annuity;

(2) the type of annuity chosen, and whether it is fixed or variable;

(3) in the case of a life annuity, the annuitant's age (or the annuitant's and joint annuitant's ages); and

(4) in certain instances, the sex of the annuitant(s).

The amount applied to provide the annuity payments will be (1) the account value for any life annuity form, or (2) the cash value for any


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annuity certain (an annuity form that does not guarantee payments for a person's lifetime) except that if the period certain is more than five years, the amount applied will be no less than 95% of the account value.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

Please see Appendix I later in this Prospectus for state variations.


ANNUITY MATURITY DATE

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday (or older joint annuitant's, if your contract has joint annuitants). The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date.


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7. Charges and expenses


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CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charge each day from the net assets of each variable investment option and Segment Type Holding Account. This charge is reflected in the unit values of each variable investment option:

o A Contract fee

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o for Series B contracts, at the time you make certain withdrawals or surrender your contract, or your contract is terminated -- a withdrawal charge.

o at the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

o at the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no transfer charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" below.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.


CHARGES UNDER THE CONTRACTS


CONTRACT FEE

We deduct a daily charge from the net assets in each variable investment option and Segment Type Holding Account to compensate us for mortality and expense risks and administrative charges, administrative expenses and sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

     Series B:                      1.25%

     Series ADV:                    0.65%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity benefits than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. We may change the actuarial basis for our guaranteed annuity payment tables, but only for new contributions and only at five year intervals from the contract date. Lastly, we assume a mortality risk to the extent that at the time of death, the death benefit exceeds the cash value of the contract (for Series B contracts only). The expense risk we assume is the risk that our expenses in providing the benefits and administering the contracts will be greater than we expect.

To the extent that the mortality and expense risk charges are not needed to cover the actual expenses incurred, they may be considered an indirect reimbursement for certain sales and promotional expenses relating to the contracts. This charge also compensates us for administrative expenses and a portion of our sales expenses, under the contract.

On a non-guaranteed basis, we may waive this fee under certain conditions. If the return on the EQ/Money Market variable investment option on any day is positive, but lower than the amount of this fee, then we will waive the difference between the two, so that you do not receive a negative return. If the return on the EQ/Money Market variable investment option on any day is negative, we will waive this fee entirely for that day, although your account value would be reduced by the negative performance of the EQ/Money Market variable investment option itself. We reserve the right to change or cancel this provision at any time.


FEE-BASED EXPENSES
(Applicable to Series ADV contracts only)

The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the annuity contract. Please consult with your program sponsor for more details about your fee-based program.


TRANSFER CHARGE

Currently, we do not charge for transfers among variable investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Each time you request a transfer from one variable investment option to another, we will assess the transfer charge (if applicable). Separate requests submitted on the same day will each be treated as a separate transfer. Any transfer charge will be deducted from the variable investment options from which the transfer is made. We will not count transfers from Segment Type Holding Accounts into Segments on a Segment Start Date, or the allocation of Segment Maturity Value on a Segment Maturity Date in calculating the number of transfers subject to this charge.


WITHDRAWAL CHARGE
(Applicable to Series B contracts only)

A withdrawal charge may apply in three circumstances: (1) you make one or more withdrawals during a contract year; (2) you surrender your


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contract to receive its cash value; or (3) we terminate your contract. The amount of the charge will depend on whether the 10% free withdrawal amount applies, and the availability of one or more exceptions.

The withdrawal charge equals a percentage of the contributions withdrawn. The percentage that applies depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:


------------------------------------------------------
                            CONTRACT YEAR
------------------------------------------------------
                    1     2     3     4     5     6+
------------------------------------------------------
Percentage of
   contribution   5%    5%    5%    4%    3%    0%
------------------------------------------------------

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1." Amounts withdrawn up to the free withdrawal amount are not considered withdrawal of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under most NQ contracts as withdrawn first. See "Tax information" later in this Prospectus.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the amount of the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the withdrawal amount and the withdrawal charge pro rata from the variable investment options (excluding the Segment Type Holding Accounts). If those amounts are insufficient, we will deduct all or a portion of the required amounts pro rata from the Segment Type Holding Accounts. If the amounts in the Segment Type Holding Accounts are still insufficient, we deduct all or a portion of the required amounts from the Segments on a pro rata basis. If you specify that your withdrawal be taken from specific investment options, the amount of the withdrawal charge will first be taken from the investment options you specify. If there is insufficient value in those options to pay the withdrawal charge after your withdrawal is deducted, then the remainder of the withdrawal charge is deducted as described above.

The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. For Series B contracts, each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. No withdrawal charge applies to Series ADV contracts. The 10% free withdrawal amount is determined using your account value at the beginning of the contract year. When a contract is surrendered in certain states, the free withdrawal amount is not taken into account when calculating the amount of the withdrawal.


DEATH. The withdrawal charge does not apply if the owner dies and a death benefit is payable to the beneficiary.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. The withdrawal charge also does not apply if:

(i) An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

(ii) We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

(iii) An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

     - its main function is to provide skilled, intermediate, or custodial nursing care;

     -  it provides continuous room and board to three or more persons;

     -  it is supervised by a registered nurse or licensed practical nurse;

     -  it keeps daily medical records of each patient;

     -  it controls and records all medications dispensed; and

     -  its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions described in (i), (ii) or
(iii) above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTION ADMINISTRATIVE FEE

We currently deduct a fee of $350 from the amount to be applied to the Variable Immediate Annuity payout option. This option may not be available at the time you elect to begin receiving annuity payouts or it may have a different charge.


CHARGES THAT THE TRUST DEDUCTS

The Trust deducts charges for the following types of fees and expenses:

o Management fees.

o 12b-1 fees of 0.25%.


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o Operating expenses, such as trustees' fees, independent auditors' fees, legal counsel fees, administrative service fees, custodian fees, and liability insurance.

o Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of the Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. For more information about these charges, please refer to the prospectuses for the Trusts.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge or the mortality and expense risks charge, or change the minimum contribution requirements. We also may change the minimum death benefit or offer variable investment options that invest in shares of a Trust that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration, and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974, or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it will be unfairly discriminatory.


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8. Payment of death benefit


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YOUR BENEFICIARY AND PAYMENT OF BENEFIT

If you have a Series ADV contract, disregard any references to "withdrawal charges," "cash value" or "free withdrawal amount" in this section; these terms only apply to Series B contracts, not Series ADV contracts.

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective on the date the written request for the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request. Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.


DEATH BENEFIT

The death benefit is equal to the account value as of the date we receive satisfactory proof of the owner's death, any required instructions for the method of payment, and all information and forms necessary to effect payment.


EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner.

Once we have received notice of the Owner's death, we will not make any transfers from Segment Type Holding Accounts to Segments. Amounts in the Segment Type Holding Accounts will be defaulted into the EQ/Money Market variable investment option. When Segments mature, the Segment Maturity Value will be transferred to the EQ/Money Market variable investment option.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature, or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner, under "Spousal continuation" or under our Beneficiary continuation option, as discussed below.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death.


NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years, unless one of the exceptions described here applies. The surviving owner may instead elect to take an installment payout or annuity, provided payments begin within one year of the deceased owner's death. If an annuity or installment payout is elected, the contract terminates and a supplemental contract is issued.

If the older owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) take an installment payout or annuity within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option discussed below. If the contract continues, withdrawal charges will no longer apply, and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) take an installment payout or annuity within one year;
(3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option discussed below. If the contract continues, withdrawal charges (for Series B contracts) will continue to apply and no additional contributions will be permitted. The death benefit becomes payable to the beneficiary if the older owner dies within five years after the death of the younger owner.


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SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract) may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

o In general, withdrawal charges (for Series B contracts) will no longer apply to contributions made before your death. Withdrawal charges will apply if additional contributions are made.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

o The withdrawal charge schedule (for Series B contracts) remains in effect.

The transfer restrictions on amounts in Segments prior to election of Spousal continuation remain in place. Any amounts in Segments may not be transferred out of the Segments until their Segment Maturity Dates. The Segment Maturity Value may be reinvested in other investment options.

If you divorce, Spousal continuation does not apply.


BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix I later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70-1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option for IRA and Roth IRA contracts:

o The contract continues with your name on it for the benefit of your beneficiary.

o The beneficiary replaces the deceased owner as annuitant.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o If there is more than one beneficiary:

  -- each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen; and

  -- as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature for the first beneficiary, all Segments will be terminated and all Segment Interim Values will be transferred into the EQ/Money Market variable investment option.

o If there is one beneficiary, the transfer restrictions on amounts in Segments prior to election of the beneficiary continuation option remain in place. Any amounts in Segments may not be transferred out of the Segments until their Segment Maturity Dates. The Seg-


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  ment Maturity Value may be reinvested in other investment options. However, if the beneficiary has chosen the "5-year rule," amounts may not be invested in Segments with Segment Maturity Dates later than December 31st of the calendar year which contains the fifth anniversary of your death.

o A beneficiary who chooses to receive annual payments over his life expectancy should consult his tax adviser about selecting Segments that provide sufficient liquidity to satisfy the payout requirements under this option.


o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the variable investment options but no additional contributions will be permitted.

o The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

o Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner or the surviving joint owner who elects this feature. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

o The beneficiary automatically replaces the existing annuitant.

o The contract continues with your name on it for the benefit of your beneficiary.

o If there is more than one beneficiary:

  -- each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen; and

  -- as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature for the first beneficiary, all Segments will be terminated and all Segment Interim Values will be transferred into the EQ/Money Market variable investment option.

o If there is one beneficiary, the transfer restrictions on amounts in Segments prior to the election of the beneficiary continuation option remain in place. Any amounts in Segments may not be transferred out of the Segments until their Segment Maturity Dates. The Segment Maturity Value may be reinvested in other investment options. However, if the beneficiary has chosen the "5-year rule," amounts may not be invested in Segments with Segment Maturity Dates later than December 31st of the calendar year which contains the fifth anniversary of your death.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

o If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

o Any partial withdrawals must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or older joint owner:

o No withdrawal charges will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

o The contract's withdrawal charge schedule will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.


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o We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus.

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A beneficiary should speak to his or her tax professional about which continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the beneficiary's age, need for immediate income and a desire to continue the contract.


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9. Tax information


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OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Protected Capital Strategies(SM) contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA or Roth IRA. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and IRS interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (ERISA). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or an individual retirement custodial or trusteed account. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other such arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options you elect.


TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES


CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.


CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.


ANNUITY PAYMENTS

Annuitization under a Protected Capital Strategies(SM) contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract). For income tax purposes, in order to get annuity payment tax treatment, all amounts under the contract must be applied to the annuity payout option; we do not "partially annuitize" nonqualified deferred annuity contracts.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.


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For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this Protected Capital Strategies(SM) contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to one or more of the annuity payout options under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this Protected Capital Strategies(SM) contract constitutes an annuity contract under current federal tax rules.


WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable. If you have a Series ADV contract, withdrawals made by your investment advisor are taxable to you.


1035 EXCHANGES

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

   o the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

   o the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to a different insurer to purchase a new nonqualified deferred annuity contract on a tax-deferred basis. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

Section 1035 exchanges are generally not available after the death of the owner.


SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.


DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see '"Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.


EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59-1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax.
Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

   o  on or after your death; or

   o  because you are disabled (special federal income tax defini tion); or

   o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.


INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 49. If you were treated as the owner, you would be taxed on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 49. Recently, the IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have


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the right only to choose among the portfolios, and must have no right to direct the particular investment decisions within the portfolios.

Also we do not believe that these rules apply to the assets of Separate Account No. 68, because contract owners have no interest in the performance of those assets.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 49, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No 49.


INDIVIDUAL RETIREMENT ARRANGEMENTS ("IRAS")


GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o  traditional IRAs, typically funded on a pre-tax basis; and

o  Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral, regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as "individual retirement annuities" under Section 408(b) of the Internal Revenue Code. We offer the Protected Capital Strategies(SM) contract in both traditional IRA and Roth IRA versions.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contracts. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel either version of the Protected Capital Strategies(SM) IRA contract (traditional IRA or Roth IRA) by following the directions under "Your right to cancel within a certain number of days" in "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA, or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.


TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES
(TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

o  "regular" contributions out of earned income or compensation; or

o  Tax-free "rollover" contributions; or

o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

The initial contribution to purchase this contract must be a rollover or direct transfer contribution.

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct


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custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the taxable year in which you reach age 70-1/2 or any taxable year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation, or compensation under $5,000, married individuals filing jointly can contribute up to $10,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,000 can be contributed annually to either spouse's traditional and Roth
IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70-1/2 or over can contribute up to the lesser of $5,000 or 100% of "earned income" to a traditional IRA for a nonworking spouse until the year in which the nonworking spouse reaches age 70-1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70-1/2 at any time during the taxable year for which the contribution is being made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored-tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "Individual Retirement Arrangements
(IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the nonworking spouse's traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year. The dollar limit is $6,000 for people eligible to make age 50-70-1/2 "catch-up" contributions. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" below.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a tax year. Make sure you designate the year for which you are making the contribution.


ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

o  qualified plans;

o  governmental employer 457(b) plans;

o  403(b) plans; and

o  other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70-1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.


ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant.

There are two ways to do rollovers:

o Do it yourself:
  You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

o Direct rollover:
  You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:


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o "required minimum distributions" after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o  hardship withdrawals; or

o  corrective distributions that fit specified technical tax rules; or

o  loans that are treated as distributions; or

o  death benefit payments to a beneficiary who is not your surviving spouse; or

o qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another, because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan, such as a traditional IRA, and subsequently take a premature distribution.


ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of payments" later in this Prospectus under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.


ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.


SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.


EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

o regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

o  regular contributions to a traditional IRA made after you reach age 70-1/2;
   or


o rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70-1/2.

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See Publication 590 for further details.

RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.


WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total


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account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

o the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or

o the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and direct transfer contributions to traditional IRAs" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457 plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457 plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.


REQUIRED MINIMUM DISTRIBUTIONS


BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS.

Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, various guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Currently we believe that these provisions would not apply to Protected Capital Strategies(SM) contracts because of the type of benefits provided under the contracts. However, if you take annual withdrawals instead of annuitizing, please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70-1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70-1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April
1). Distributions must start no later than your "Required Beginning Date," which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."


ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

If you choose an account-based method, the RMD amount for your Protected Capital Strategies(SM) traditional IRA contract is calculated with respect to your entire interest in the contract, including your allocations to one or more variable investment options and one or more of the Segments in the Protected Investment Option.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary, or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.


DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan, and an account-based annual withdrawal from another IRA.


WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not



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enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

If you are at an age where you are required to take lifetime required minimum distributions from traditional IRAs you should consider the effect of allocations to the Protected Investment Option under a Protected Capital Strategies(SM) traditional IRA contract. You should consider whether you have a sufficient amount allocated to the Variable Investment Options under this contract and/or sufficient liquidity under other traditional IRAs that you maintain in order to satisfy your RMD for this contract without affecting amounts allocated to the Protected Investment Option under this contract.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.


WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70-1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER, NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed above under "Individual beneficiary." PLEASE NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.


SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.


PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.


BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional


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IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.


EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o  on or after your death; or

o  because you are disabled (special federal income tax definition); or

o to pay for certain extraordinary medical expenses (special federal income tax definition); or

o to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

o to pay certain first-time home buyer expenses (special federal income tax definition -- there is a $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o to pay certain higher education expenses (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.


ROTH INDIVIDUAL RETIREMENT ANNUITIES
("ROTH IRAS")

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."

The Protected Capital Strategies(SM) Roth IRA contracts are designed to qualify as Roth individual retirement annuities under Sections 408A(b) and 408(b) of the Internal Revenue Code.


CONTRIBUTIONS TO ROTH IRAS

Individuals may make four different types of contributions to a Roth IRA:

o  regular after-tax contributions out of earnings; or

o taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion" rollover contributions); or

o tax-free rollover contributions from other Roth individual retirement arrangements (or designated Roth accounts under defined contribution plans); or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

The initial contribution to purchase this contract must be a rollover or direct transfer contribution.


REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion above under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach 70-1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590, "Individual Retirement Arrangements (IRAs)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.


ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS


WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS? The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over, or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee, or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:


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o  another Roth IRA;

o a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

o a "designated Roth contribution account" under a 401(k) plan or a 403(b) plan (direct or 60-day); or

o from non-Roth accounts under another eligible retirement plan as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.


CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are under age 59-1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

There are special rules for conversion rollovers to Roth IRAs in 2010. Pre-2010 limitations on conversion rollovers to Roth IRAs of pre-tax amounts distributed from qualified plans, 403(b) plans and governmental employer 457(b) plans (as well as traditional IRA to Roth IRA conversions) based on income levels and filing status are removed beginning in 2010. For conversion rollovers or traditional IRA conversions in 2010 only, the resulting federal income tax can be paid in two installments in 2011 and 2012.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Proposed and Temporary Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.


RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization, and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original


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SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution you must use our forms.


WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.


DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender and termination of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

o  Rollovers from a Roth IRA to another Roth IRA;

o  Direct transfers from a Roth IRA to another Roth IRA;

o  Qualified distributions from a Roth IRA; and

o  return of excess contributions or amounts recharacterized to a traditional
   IRA.


QUALIFIED DISTRIBUTIONS FROM ROTH IRAS

Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o  you are age 59-1/2 or older; or

o  you die; or

o  you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)  Regular contributions

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

     (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

     (b)  Nontaxable portion.

(3)  Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amounts distributed, distributions and contributions are aggregated or grouped and added together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain -- within any custodian or issuer -- are added together.

(2) All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)  All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.


REQUIRED MINIMUM DISTRIBUTIONS

Lifetime minimum distribution requirements do not apply.


REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.


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PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.


BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.


EXCESS CONTRIBUTIONS

Generally the same as traditional IRA, except that regular contributions made after age 70-1/2 are not "excess contributions."

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.


EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.


FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o we might have to withhold and/or report on amounts we pay under a free look or cancellation.

o we are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.


FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on '"periodic"' and '"non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.


FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.


IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.


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10. More information


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ABOUT SEPARATE ACCOUNT NO. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of Separate Account No. 49's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in Class IA/A or Class IB/B shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account No. 49, or to add other separate accounts;

(2)  to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);

(5) to deregister Separate Account No. 49 under the Investment Company Act of 1940;

(6)  to restrict or eliminate any voting rights as to Separate Account No. 49;
     and

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.


ABOUT SEPARATE ACCOUNT NO. 68

We hold assets in a "non-unitized" separate account we have established under the New York Insurance Law to support our obligations under the Protected Investment Option. The Separate Account provides an additional measure of assurance that we will make full payment of amounts due under the Protected Investment Option. Under New York Insurance law, the portion of the separate account's assets equal to the reserves and other contract liabilities relating to the contracts are not chargeable with liabilities from any other business we may conduct. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. We guarantee all benefits relating to your value in the Protected Investment Option, regardless of whether assets supporting the Protected Investment Option are held in a separate account or our general account.

Our current plans are to invest separate account assets in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues. Futures, options and interest rate swaps may be held in the separate account for hedging purposes.

Although the above generally describes our plans for investing the assets supporting our obligations under the Protected Investment Option, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.


ABOUT THE TRUST

The Trust is registered under the Investment Company Act of 1940. It is classified as an "open-end management investment company," more commonly called a mutual fund. The Trust issues different shares relating to each of its portfolios.

The Trust does not impose sales charges or "loads" for buying and selling its shares. All dividends and other distributions on the Trust's shares are reinvested in full. The Board of Trustees or Board of Directors, as applicable, of the Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about the Trust, its portfolio investment objectives, policies, restric-


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tions, risks, expenses, its Rule 12b-1 Plan relating to its Class IB shares, and other aspects of its operations, appears in the prospectuses for the Trust, which generally accompany this Prospectus, or in its SAIs, which are available upon request.


ABOUT THE GENERAL ACCOUNT

Our general obligations under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. An owner should look to the financial strength of AXA Equitable for its claims-paying ability. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. Interest in the Protected Investment Option under the contracts are issued by AXA Equitable and are registered under the Securities Act of 1933. The contract is a "covered security" under the federal securities laws.


ABOUT OTHER METHODS OF PAYMENT


WIRE TRANSMITTALS AND ELECTRONIC TRANSACTIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.


DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

         - on a non-business day;
         - after 4:00 p.m. Eastern Time on a business day; or
         - after an early close of regular trading on the NYSE on a business day.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o If we have entered into an agreement with your broker-dealer for automated processing of contributions upon receipt of customer order, your contribution will be considered received at the time your broker-dealer receives your contribution and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of


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   receiving the contribution. Such arrangements may apply to initial contributions, subsequent contributions, or both, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.


CONTRIBUTIONS, TRANSFERS, WITHDRAWALS AND SURRENDERS

o Contributions allocated to the variable investment options or the Segment Type Holding Accounts are invested at the unit value next determined after the receipt of the contribution.

o Transfers to or from the variable investment options or the Segment Type Holding Accounts will be made at the unit value next determined after the receipt of the transfer request.

o Requests for withdrawals or surrenders from the investment options will be made at the unit value next determined on the business day that we receive the information that we require.


ABOUT YOUR VOTING RIGHTS

As the owner of shares of the Trusts we have the right to vote on certain matters involving the portfolios, such as:

o  the election of trustees;

o  the formal approval of independent auditors selected for each Trust; or

o any other matters described in the Prospectus for the Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that contract owners vote.

The Trust sells its shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust also sells its shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of the Trust intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.


SEPARATE ACCOUNT NO. 49 VOTING RIGHTS

If actions relating to Separate Account No. 49 require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.


CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.


STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.


ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon Separate Account No. 49, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.


TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS, AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive written notification of any change at our processing office. In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.


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You cannot assign or transfer ownership of a traditional IRA or Roth IRA contract except by surrender to us.

You cannot assign your contract as collateral or security for a loan. Loans are also not available under your contract. For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your traditional IRA or Roth IRA contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge if one applies.


ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.


DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account 49. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold.

Compensation paid to AXA Advisors is based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation") and
will generally not exceed    % of total contributions. AXA Advisors, in turn,
may pay a portion of the contribution-based compensation received from AXA Equitable on the sale of a contract to the AXA Advisors financial professional and/or Selling broker-dealer making the sale. In some instances, a financial professional or Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing
annual compensation of up to    % of the account value of the contract sold
("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers.

Contribution-based compensation paid by AXA Equitable to AXA Distributors on sales of AXA Equitable contracts by its Selling broker-dealers will generally
not exceed    % of the total contributions made under the contracts. AXA
Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of a contract in combination with
annual asset-based compensation of up to     % of contract account value. If a
Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers. AXA Distributors also receives compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable.

The Distributors may pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation in recognition of certain expenses that may be incurred by them or on their behalf. The Distributors may also pay certain broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or Protected Capital Strategies(SM) on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or purchase payments attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of Selling


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broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of the Distributors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

The Distributors receive 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. The Distributors or their affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective portfolios.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or cash compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." Certain components of the compensation of financial professionals who are managers are based on the sale of affiliated variable products. Managers earn higher compensation (and credits toward awards and bonuses) if those they manage sell more affiliated variable products. AXA Advisors may provide other forms of compensation to its financial professionals, including health and retirement benefits. For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of FINRA, AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any contribution-based and asset-based compensation paid by AXA Equitable to the Distributors will not result in any separate charge to you under your contract. All payments made will be in compliance with all applicable FINRA rules and other laws and regulations.


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11. Incorporation of certain documents by reference


--------------------------------------------------------------------------------

AXA Equitable's Annual Report on Form 10-K for the period ended December
         (the "Annual Report") and for the periods ended March         , June
         and September          and are considered to be part of this
Prospectus because they are incorporated by reference.

AXA Equitable files reports and other information with the SEC, as required by law. You may read and copy this information at the SEC's public reference facilities at Room 1580, 100 F Street, NE, Washington, DC 20549, or by accessing the SEC's website at www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Under the Securities Act of 1933, AXA Equitable has filed with the SEC a registration statement relating to the Protected Investment Option (the "Registration Statement"). This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement.

After the date of this Prospectus and before we terminate the offering of the securities under the Registration Statement, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"), will be considered to become part of this Prospectus because they are incorporated by reference.

Any statement contained in a document that is or becomes part of this Prospectus, will be considered changed or replaced for purposes of this Prospectus if a statement contained in this Prospectus changes or is replaced. Any statement that is considered to be a part of this Prospectus because of its incorporation will be considered changed or replaced for the purpose of this Prospectus if a statement contained in any other subsequently filed document that is considered to be part of this Prospectus changes or replaces that statement. After that, only the statement that is changed or replaced will be considered to be part of this Prospectus.

We file the Registration Statement and our Exchange Act documents and reports, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, electronically according to EDGAR under CIK No. 0000727920. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon written or oral request, we will provide, free of charge, to each person to whom this Prospectus is delivered, a copy of any or all of the documents considered to be part of this Prospectus because they are incorporated herein. In accordance with SEC rules, we will provide copies of any exhibits specifically incorporated by reference into the text of the Exchange Act reports (but not any other exhibits). Requests for documents should be directed to AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, New York 10104. Attention: Corporate Secretary (telephone: (212) 554-1234). You can access our website at www.axa-equitable.com.


58  Incorporation of certain documents by reference

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Appendix I: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Protected Capital Strategies(SM) contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.


STATES WHERE CERTAIN PROTECTED CAPITAL STRATEGIES(SM) FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:

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STATE        FEATURES AND BENEFITS                              AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA   See "Contract features and benefits"--"Your        If you reside in the state of California and you are age
             right to cancel within a certain number of days"   60 or older at the time the contract is issued, you may
                                                                return your variable annuity contract within 30 days
                                                                from the date that you receive it and receive a refund
                                                                as described below.

                                                                If you allocate your entire initial contribution to the
                                                                EQ/Money Market option, the amount of your refund will
                                                                be equal to your contribution, unless you make a
                                                                transfer, in which case the amount of your refund will
                                                                be equal to your account value on the date we receive
                                                                your request to cancel at our processing office. This
                                                                amount could be less than your initial contribution. If
                                                                you allocate any portion of your initial contribution
                                                                to the variable investment options (other than the
                                                                EQ/Money Market option), your refund will be equal to
                                                                your account value on the date we receive your request
                                                                to cancel at our processing office.

                                                                "RETURN OF CONTRIBUTION" FREE LOOK TREATMENT AVAILABLE
                                                                THROUGH CERTAIN SELLING BROKERS-DEALERS

                                                                Certain selling broker-dealers offer an allocation
                                                                method designed to preserve your right to a return of
                                                                your contributions during the free look period. At the
                                                                time of application, you will instruct your financial
                                                                professional as to how your initial contribution and any
                                                                subsequent contributions should be treated for the
                                                                purpose of maintaining your free look right under the
                                                                contract. Please consult your financial professional to
                                                                learn more about the availability of "return of
                                                                contribution" free look treatment.

                                                                If you choose "return of contribution" free look
                                                                treatment of your contract, we will allocate your entire
                                                                contribution and any subse- quent contributions made
                                                                during the 40 day period following the Contract Date, to
                                                                the EQ/Money Market investment option. In the event you
                                                                choose to exercise your free look right under the con-
                                                                tract, you will receive a refund equal to your
                                                                contributions.

                                                                If you choose the "return of contribution" free look
                                                                treatment and your contract is still in effect on the
                                                                40th day (or next business day) following the Contract
                                                                Date, we will automatically reallocate your account
                                                                value to the investment options chosen on your applica-
                                                                tion.


                                                                Any transfers made prior to the expiration of the 30 day
                                                                free look will terminate your right to "return of
                                                                contribution" treatment in the event you choose to
                                                                exercise your free look right under the contract. Any
                                                                transfer made prior to the 40th day following the
                                                                Contract Date will cancel the automatic reallocation on
                                                                the 40th day (or next business day) following the
                                                                Contract Date described above. If you do not want AXA
                                                                Equitable to perform this scheduled one-time
                                                                reallocation, you must call one of our customer service
                                                                representatives at 1 (800) 789-7771 before the 40th day
                                                                following the Contract Date to cancel.
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                                  Appendix I: State contract availability and/or
                                 variations of certain features and benefits A-1

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STATE         FEATURES AND BENEFITS                              AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------------------------
FLORIDA       See "How you can purchase and contribute to        In the third paragraph of this section item (i) now
              your contract" in "Contract features and ben-      reads: "(i) contributions under a Protected Capital
              efits"                                             Strategies(SM) contract would then total more than
                                                                 $1,500,000:" and item (ii) regarding the $2,500,000
                                                                 limitation on contributions is deleted. The remainder of
                                                                 this section is unchanged.

              See "Selecting an annuity payout option" under     The following sentence replaces the first sentence of
              "Your annuity payout options" in "Accessing your   the second paragraph in this section
              money"
                                                                 You can choose the date annuity payments are to begin,
                                                                 but it may not be earlier than twelve months from the
                                                                 contract date.
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IDAHO         See "Your right to cancel within a certain number  If you reside in the state of Idaho, you may return your
              of days" in "Contract features and benefits"       contract within 20 days from the date that you receive
                                                                 it and receive a refund of your initial contribution.
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ILLINOIS      See "Selecting an annuity payout option" under     The following sentence replaces the first sentence of
              "Your annuity payout options" in "Accessing your   the second paragraph in this section.
              money"
                                                                 You can choose the date annuity payments are to begin
                                                                 but it may not be earlier than twelve months from your
                                                                 contract date.
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IOWA                                                             The Gold Index and the Oil Index are not available.
---------------------------------------------------------------------------------------------------------------------------------
MARYLAND      See "Your annuity payout options" in "Accessing    The table of guaranteed annuity payments cannot be
              your money"                                        changed after contract issue.
---------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS See "Disability, terminal illness or confinement   This section is deleted in its entirety.
              to nursing home" under "Withdrawal charge" in
              "Charges and expenses" (For Series B contracts
              only)
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MINNESOTA     See "Your right to cancel within a certain number  If you reside in the state of Minnesota at the time the
              of days" in "Contract features and benefits"       contract is issued, you may return your contract within
                                                                 10 days from the date that you receive a refund equal to
                                                                 the sum of (a) the difference between the contributions
                                                                 made and the amounts allocated to any investment option
                                                                 and (b) the account value in any investment option on
                                                                 the date your contract is received by our processing
                                                                 office or your financial professional. Such amount will
                                                                 be paid within 10 days after we receive notice of
                                                                 cancellation and the contract.
---------------------------------------------------------------------------------------------------------------------------------
NEW HAMPSHIRE See "Charges and Expenses -- Disability, termi-    Waiver (iii) regarding the definition of a nursing home
              nal illness, or confinement to a nursing home"     is deleted, and replaced with the following:
              (For Series B contracts only)
                                                                 You are confined to a nursing home for more than 90 days
                                                                 (or such other period, as required in your state) as
                                                                 verified by a licensed physician. A nursing home for
                                                                 this purpose means one that is (a) a provider of skilled
                                                                 nursing care service, or qualified to receive approval
                                                                 of Medicare benefits, or (b) operated pursuant to law as
                                                                 a skilled nursing home by the state or territory in
                                                                 which it is located (it must be within the United
                                                                 States, Puerto Rico, U.S Virgin Islands, or Guam) and
                                                                 meets all of the following

                                                                 o its main function is to provide skilled, intermediate,
                                                                   or custodial nursing care;
                                                                 o it provides continuous room and board;
                                                                 o it is supervised by a registered nurse or licensed
                                                                   practical nurse;
                                                                 o it keeps daily medical records of each patient
                                                                 o it controls and records all medications dispenses; and
                                                                 o its primary service is other than to provide housing
                                                                   for residents.
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A-2 Appendix I: State contract availability and/or variations of certain features and benefits

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STATE          FEATURES AND BENEFITS                                 AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------------------------
NORTH DAKOTA   See "Your right to cancel within a certain number     To exercise your cancellation right, you must return
               of days" in "Contract features and benefits"          the certificate directly to our processing office
                                                                     within 20 days after you receive it.
---------------------------------------------------------------------------------------------------------------------------------
PENNSYLVANIA   Contributions                                         Your contract refers to contributions as premiums.

               See "Disability, terminal illness or confinement to   The Withdrawal Charge Waiver does not apply during
               nursing home" in "Charges and expenses" (For          the first 12 months of the contract with respect to
               Series B contracts only)                              the Social Security Disability Waiver, the Six Month
                                                                     Life Expectancy Waiver, or if the owner is confined
                                                                     to a nursing home during such period.

               Required disclosure for Pennsylvania customers        Any person who knowingly and with intent to defraud
                                                                     any insurance company or other person files an
                                                                     application for insurance or statement of claim
                                                                     containing any materially false information or
                                                                     conceals for the purpose of misleading, information
                                                                     concerning any fact material thereto commits a
                                                                     fraudulent insurance act, which is a crime and
                                                                     subjects such person to criminal and civil
                                                                     penalties.
---------------------------------------------------------------------------------------------------------------------------------
PUERTO RICO    Beneficiary continuation option (IRA)                 Not Available

               IRA and Roth IRA                                      Available for direct rollovers from U.S. source
                                                                     401(a) plans and direct transfers from the same type
                                                                     of U.S. source IRAs.

               See "Purchase considerations for a charitable         We do not offer Protected Capital Strategies(SM)
               remainder trusts" under "Owner and annuitant          contracts to charitable remainder trusts in Puerto
               requirements" in "Contract features and ben-          Rico.
               efits"

               See "Taxation of nonqualified annuities" in "Tax      There are special rules for nonqualified contracts
               information"                                          issued in Puerto Rico.

                                                                     Income from NQ contracts we issue is U.S. source. A
                                                                     Puerto Rico resident is subject to U.S. taxation on
                                                                     such U.S. source income. Only Puerto Rico source
                                                                     income of Puerto Rico residents is excludable from
                                                                     U.S. taxation. Income from NQ contracts is also
                                                                     subject to Puerto Rico tax. The calculation of the
                                                                     taxable portion of amounts distributed from a
                                                                     contract may differ in the two jurisdictions.
                                                                     Therefore, you might have to file both U.S. and
                                                                     Puerto Rico tax returns, showing different amounts
                                                                     of income from the contract for each tax return.
                                                                     Puerto Rico generally provides a credit against
                                                                     Puerto Rico tax for U.S. tax paid. Depending on your
                                                                     personal situation and the timing of the different
                                                                     tax liabilities, you may not be able to take full
                                                                     advantage of this credit.
---------------------------------------------------------------------------------------------------------------------------------
RHODE ISLAND   See "Your right to cancel within a certain number     If you reside in the state of Rhode Island at the
               of days" in "Contract features and benefits"          time the contract is issued, you may return your
                                                                     contract within 20 days from the date that you
                                                                     receive it and receive a refund of your
                                                                     contribution.
---------------------------------------------------------------------------------------------------------------------------------
TEXAS          See "How you can purchase and contribute to           The $2,500,000 limitation on the sum of all
               your contract" in "Contract features and ben-         contributions under all AXA Equitable annuity
               efits"                                                accumulation contracts with the same owner or
                                                                     annuitant does not apply.

               See "Disability, terminal illness or confinement to   There is no 12 month waiting period following a
               nursing home" in "Charges and expenses" (For          contribution for the Six Month Life Expectancy
               Series B contracts only)                              Waiver. The withdrawal charge can be waived even if
                                                                     the condition begins within 12 months of the
                                                                     remittance of the contribution.
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                                  Appendix I: State contract availability and/or
                                 variations of certain features and benefits A-3

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---------------------------------------------------------------------------------------------------------------------------------
STATE        FEATURES AND BENEFITS                                  AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------------------------
WASHINGTON   See "Income Manager(R) payout options" under           The Income Manager(R) payout options are not
             "Your annuity payout options" in "Accessing your       available. All references to the Income Manager(R)
             money"                                                 payout options throughout this Prospectus should be
                                                                    disregarded.

             See "10% free withdrawal amount" under                 The 10% free withdrawal amount applies to full
             "Withdrawal charge" in "Charges and expenses"          surrenders.

             See "Disability, terminal illness, or confinement to   The owner (or older joint owner, if applicable) has
             nursing home" in "Charges and expenses" (For           qualified to receive Social Security disability
             Series B contracts only)                               benefits as certified by the Social Security
                                                                    Administration or a statement from an independent
                                                                    U.S. licensed physician stating that the owner (or
                                                                    older joint owner, if applicable) meets the
                                                                    definition of total disability for at least 6
                                                                    continuous months prior to the notice of claim. Such
                                                                    disability must be re-certified every 12 months.
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A-4 Appendix I: State contract availability and/or variations of certain features and benefits

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Appendix II: Segment Interim Value

--------------------------------------------------------------------------------
We calculate the Segment Interim Value for each Segment on each business day between the Segment Start Date and Segment Maturity Date. The calculation is based on a formula that is designed to estimate the fair value on the particular interim date of our obligation to credit the Segment Maturity Value to your contract on the Segment Maturity Date. The formula we use refers to investments in fixed instruments and derivatives (put and call options). We may hold such investments in relation to Segments but are not required to do so;
you have no interest in the performance of any of our investments relating to Segments. The formula also includes an adjustment relating to the Performance Cap Calculation, which was performed assuming that the Segment would continue until the Segment Maturity Date. This Appendix II sets forth the actual calculation formula, an overview of the purposes and impacts of the calculation, and detailed descriptions of the specific inputs into the calculation. Finally, Appendix II includes examples of calculations of Segment Interim Values under various hypothetical situations.

CALCULATION FORMULA

Your Segment Interim Value is equal to the lesser of (A) or (B).

(A) equals the sum of the following three items:

   (1) Fair Value of Fixed Instruments; plus

   (2) Fair Value of Derivatives; plus

   (3) Cap Calculation Factor.

(B) equals the Segment Investment multiplied by (1 + Pro Rata Share of the Performance Cap Rate).

OVERVIEW OF THE PURPOSES AND IMPACTS OF THE CALCULATION

The Segment Interim Value formula includes an element designed to compensate us for the risk that we may have to pay out account value related to a Segment before the Segment Maturity Date. We assume that risk so that we can provide a withdrawal option from a Segment prior to the Segment Maturity Date. That risk is covered by the calculation item (1) above, Fair Value of Fixed Instruments. We accomplish this estimate by calculating the present value of the Segment Investment using a risk-free swap rate widely used in derivative markets.

The calculation is also based in part on the adjustments to Index performance included in the Segment Maturity Value provided by the Segment Buffer (which protects you from a drop in the relevant Index up to the designated Segment Buffer) in return for the Performance Cap Rate (which limits your participation in possible gains in the relevant Index in excess of the Performance Cap Rate). This part of the calculation is accomplished by the calculation item (2) above, Fair Value of Derivatives. The Fair Value of Derivatives item uses put and call options that are designated for each Segment to estimate the market value, at the time the Segment Interim Value is calculated, of the risk of loss and the possibility of gain at the end of the Segment. Including this estimate in the Segment Interim Value provides a treatment of account value in the Segment that is designed to be consistent with the determination of Segment Maturity Value.

The Fair Value of Derivatives item uses the following three different options, which are designated for each Segment and are described in more detail later in this Appendix II:

   At-the-Money Call Option and Out-of-the-Money Call Option. The market value, at the time the Segment Interim Value is determined, of the possibility of gain at the end of a the Segment as limited by the Performance Cap Rate is estimated by calculating the net of the At-the-Money Call Option and the Out-of-the-Money Call Option.

   Out-of-the-Money Put Option. The market value, at the time the Segment Interim Value is determined, of the risk of loss at the end of the Segment is estimated by the Out-of-the-Money Put Option. It is important to note that this value will almost always reduce the principal you receive, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

In setting the Performance Cap Rate, we take into account that we incur expenses in connection with a contract, including insurance and administrative expenses. The Segment Interim Value formula includes item (3) above, the Cap Calculation Factor, which is designed to reflect the fact that we will not incur those expenses for the entire duration of the Segment if you withdraw your investment prior to the Segment Maturity Date. Therefore, the Cap Calculation Factor is always positive and declines during the course of the Segment.

The formula provides that the Segment Interim Value is never greater than (B) above, which is the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed. This limitation is imposed to discourage owners from withdrawing from a Segment before the Segment Maturity Date where there may have been significant increases in the relevant Index early in the Segment Duration. The Segments are designed on the understanding that an owner will obtain the full Segment Maturity Value only on the Segment Maturity Date.


                                          Appendix II: Segment Interim Value B-1

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DETAILED DESCRIPTIONS OF SPECIFIC INPUTS TO THE CALCULATION

(A)(1) FAIR VALUE OF FIXED INSTRUMENTS. The Fixed Instrument Fair Value in a Segment is based on the swap rate associated with the Segment's remaining time to maturity. Swap rates are the risk-free rates widely used in derivative markets. The Fixed Instrument Fair Value is defined as its present value, as expressed in the following formula:

(Segment Investment)/(1 + fixed rate)(time to maturity)

The time to maturity is expressed as a fraction, in which the numerator is the number of days remaining in the Segment Duration and the denominator is the average number of days in each year of the Segment Duration for that Segment.

(A)(2) FAIR VALUE OF DERIVATIVES. We utilize a fair market value methodology to determine the Fair Value of Derivatives.

For each Segment, we designate three options, each of which is tied to the performance of the Index underlying the Segment in which you are invested: (1) the At-the-Money Call Option, (2) the Out-of-the-Money Call Option and (3) the Out-of-the-Money Put Option. In a put option on an index, the seller will pay the buyer, at the maturity of the option, the difference between the strike price - which was set at issue - and the underlying index closing price, in the event that the closing price is below the strike price. In a call option on an index, the seller will pay the buyer, at the maturity of the option, the difference between the underlying index closing price and the strike price, in the event that the closing price is above the strike price. More information about the three designated options is set forth below:

(1) At-the-Money Call Option: This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Seg ment Maturity Date, at the price of the Index on the Segment Start Date. At any time during the Segment Duration, the fair value of the At-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment on the Segment Maturity Date equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date, multiplied by the Segment Investment.

(2) Out-of-the-Money Call Option: This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date increased by a percentage equal to the Performance Cap Rate. At any time during the Segment Duration, the fair value of the Out-of-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date in excess of the Performance Cap Rate, multiplied by the Segment Investment.

(3) Out-of-the-Money Put Option: This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date decreased by a percentage equal to the Segment Buffer. At any time during the Segment Duration, the fair value of the Out-of-the-Money Put Option represents the market value of the potential to receive an amount equal to the excess of the negative return of the Index between the Segment Start Date and the Segment Maturity Date beyond the Segment Buffer, multiplied by the Segment Investment.

The Fair Value of Derivatives is equal to (1) minus (2) minus (3), as defined above.

We determine the fair value of each of the three designated options using the Black Scholes model for valuing a European option on the Index, assuming a continuous dividend yield or net convenience value, with inputs that are consistent with current market prices. Each option has a notional value on the Segment Start Date equal to the Segment Investment on that date. The notional value is the price of the underlying Index at the inception of the contract. In the event that a number of options, or a fractional number of options was purchased, the notional value would be the number of options multiplied by the price of the Index at inception.

For Securities Indices, we use the following inputs to the Black Scholes model:


     (1) Implied Volatility of the Index -- This input varies with (i) how much time remains until the Segment Maturity Date of the Segment, which is determined by using an expiration date for the designated option that corresponds to that time remaining and (ii) the relationship between the strike price of that option and the level of the Index at the time of the calculation.


          This relationship is referred to as the "moneyness" of the option described above, and is calculated as the ratio of current price to the strike price. Direct market data for these inputs for any given early distribution are generally not available, because options on the Index that actually trade in the market have specific maturity dates and moneyness values that are unlikely to correspond precisely to the Segment Maturity Date and moneyness of the designated option that we use for purposes of the calculation.


          Accordingly, we use the following method to estimate the implied volatility of the Index. We receive daily quotes of implied volatility from banks using the same Black Scholes model described above and based on the market prices for certain options. Specifically, implied volatility quotes are obtained for options with the closest maturities above and below the actual time remaining in the Segment at the time of the calculation and, for each maturity, for those options having the closest moneyness value above and below the actual moneyness of the designated option, given the level of the Index at the time of the calculation. In calculating the Segment Interim Value, we will derive a volatility input for your Segment's time to maturity and strike price by linearly interpolating between the implied volatility quotes that are based on the actual adjacent maturities and moneyness values described above, as follows:


B-2 Appendix II: Segment Interim Value

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          (a) We first determine the implied volatility of an option that has the same moneyness as the designated option but with the closest avail(a) able time to maturity shorter than your Segment's remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of options having the times to maturity that are above and below the moneyness value of the hypothetical option.

          (b) We then determine the implied volatility of an option that has the same moneyness as the designated option but with the closest available time to maturity longer than your Segment's remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of options having the times to maturity that are above and below the moneyness value of the designated option.

          (c) The volatility input for your Segment's time to maturity will then be determined by linearly interpolating between the volatilities derived in steps (a) and (b).

     (2) Swap Rate -- Key duration Swap rates are retrieved from a recognized financial reporting vendor. Swap rates are retrieved for maturities adjacent to the actual time remaining in the Segment at the time of the early distribution. We use linear interpolation to derive the exact remaining duration rate needed as the input.

     (3) Index Dividend Yield -- On a daily basis, we obtain the projected annual dividend yield across the entire Index. This value is a widely used assumption and is readily available from recognized financial reporting vendors.

For Commodities Indices, we also use the first two inputs listed above (Implied Volatility of the Index and Swap Rate), but for the third input, instead of using the Index Dividend Yield, we use the Net Convenience Value of storing the commodity:

     (3) Net Convenience Value - On a daily basis, we obtain the net convenience value for the commodity underlying the Index. This value is a widely used assumption and is readily available from recognized financial reporting vendors.

Generally, a put option has an inverse relationship with its underlying Index, while a call option has a direct relationship. In addition to the inputs discussed above, the Fair Value of Derivatives is also affected by the time to the Segment Maturity Date.

(A)(3) CAP CALCULATION FACTOR. In setting the Performance Cap Rate, we take into account that we incur expenses in connection with a contract, including insurance and administrative expenses. In particular, if there were no such expenses, the Performance Cap Rate might have been greater. If you withdraw account value prior to the Segment Maturity Date, we will not incur expenses for the entire duration of the Segment. If you withdraw your investment prior to the Segment Maturity Date, we provide a positive adjustment as part of the calculation of Segment Interim Value, which we call the Cap Calculation Factor. The Cap Calculation Factor is a portion of the estimate annual expenses that we used in calculating the Performance Cap Rate, which is approximately 1.80% of the Segment Investment for Series B contracts and approximately 1.20% of the Segment Investment for Series ADV contracts. The calculation includes not only anticipated expenses, but an element of profit as well. The Cap Calculation Factor is a percentage of the estimated expenses corresponding to the portion of the Segment Duration that has not elapsed. For example, if we estimated expenses for a one year Segment at $10, then at the end of 146 days (with 219 days remaining in the Segment), the Cap Calculation Factor would be $6, because $10 x 219/365 (60%) = $6. The Cap Calculation Factor is not used at the time we calculate your Segment Maturity Value. Instead, for any Segment held to its Segment Maturity Date, the values are provided by the contractual guarantees based on Index performance as adjusted by the Performance Cap Rate and the Segment Buffer. A Segment is not a variable investment option with an underlying portfolio, and therefore the percentages we use in setting the performance caps do not reflect a daily charge against assets held on your behalf in a separate account.

(B) PRO RATA SHARE OF PERFORMANCE CAP RATE. In setting the Performance Cap Rate, we assume that you are going to hold the Segment for the entire Segment Duration. If you hold a Segment until its Segment Maturity Date, the Segment Return will be calculated subject to the Performance Cap Rate. Prior to the Segment Maturity Date, your Segment Interim Value will be limited by the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed. For example, if the Performance Cap Rate for a one-year Segment is 10%, then at the end of 146 days, the Pro Rata Share of the Performance Cap Rate would be 4%, because 10% x 146/365 = 4%; as a result, the Interim Value at the end of the 146 days could not exceed 104% of the Segment Investment.


EXAMPLES

On the following pages are hypothetical examples of how the Segment Interim Value would be calculated for three different Segments. On the first page, Segments 1, 2 and 3 all have the same Index and Segment Start Date, but have different Segment Durations. The Segments are each shown on the same date, approximately 8-1/2 months after the Segment Start Date. On the second page, Segments 2 and 3 are valued again, but this time on later dates, with approximately 3-1/2 months remaining until their respective Segment Maturity Dates.


                                          Appendix II: Segment Interim Value B-3

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EXAMPLE OF SEGMENT INTERIM VALUE

------------------------------------------------------------------------------------------------------------------------------------
 ITEM                                           SEGMENT 1                       SEGMENT 2                       SEGMENT 3
------------------------------------------------------------------------------------------------------------------------------------
Segment Start Date                    January 15, Calendar Year Y     January 15, Calendar Year Y     January 15, Calendar Year Y
Segment Duration                                1 year                          3 years                         5 years
Segment Maturity Date                  January 14, Calendar Year       January 15, Calendar Year       January 15, Calendar Year
                                                  Y+1                            Y + 3                           Y + 5
Valuation Date                         October 1, Calendar Year Y      October 1, Calendar Year Y      October 1, Calendar Year Y
Segment Investment                              $1,000                          $1,000                          $1,000
Segment Buffer                                   -10%                            -20%                            -30%
Performance Cap Rate                              11%                             19%                             35%
Time to Maturity                                0.288                           2.290                           4.290
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)

------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument     999.24                          971.31                          905.58
Fair Value of Hypothetical Derivatives         (302.76)                        (234.48)                        (158.69)
Cap Calculation Factor                           5.19                           41.22                           77.23
Sum of Above                                    701.68                          778.05                          824.12
Segment Investment Multiplied by prorated
Performance Cap Rate                          1,078.36                        1,134.95                        1,248.36
Segment Interim Value                           701.68                          778.05                          824.12
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument     999.24                          971.31                          905.58
Fair Value of Hypothetical Derivatives          (43.81)                        (61.28)                          (19.70)
Cap Calculation Factor                            5.19                           41.22                           77.23
Sum of Above                                    960.63                          951.24                          963.11
Segment Investment Multiplied by prorated
Performance Cap Rate                          1,078.36                        1,134.95                        1,248.36
Segment Interim Value                           960.63                          951.24                          963.11
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument     999.24                          971.31                          905.58
Fair Value of Hypothetical Derivatives          53.36                           15.41                           49.73
Cap Calculation Factor                           5.19                           41.22                           77.23
Sum of Above                                  1,057.80                         1,027.94                        1,032.54
Segment Investment Multiplied by prorated
Performance Cap Rate                          1,078.36                         1,134.95                        1,248.36
Segment Interim Value                         1,057.80                         1,027.94                        1,032.54
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)

------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed
Instrument                                      999.24                           971.31                          905.58
Fair Value of Hypothetical Derivatives          105.69                            91.01                          129.03
Cap Calculation Factor                           5.19                             41.22                           77.23
Sum of Above                                  1,110.13                         1,103.54                        1,111.84
Segment Investment Multiplied by prorated
Performance Cap Rate                          1,078.36                         1,134.95                        1,248.36
Segment Interim Value                         1,078.36                         1,103.54                        1,111.84
------------------------------------------------------------------------------------------------------------------------------------

The input values to the Black Scholes model that have been utilized to generate the hypothetical examples above are as follows:

(1) Implied volatility of 25% for the at-the-money call option and 27% for the out-of-the-money call and out-of-the-money put options

(2) Swap rate corresponding to remainder of segment term is 0.26% (1-year), 1.28% (3-year) and 2.34% (5-year) annually

(3)  Index dividend yield is 1.95% annually.


B-4 Appendix II: Segment Interim Value

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EXAMPLE OF SEGMENT INTERIM VALUE

------------------------------------------------------------------------------------------------------------------------------------
 ITEM                                           SEGMENT 2                             SEGMENT 3
------------------------------------------------------------------------------------------------------------------------------------
Segment Start Date                        January 15, Calendar Year Y         January 15, Calendar Year Y
Segment Duration                                    3 years                             5 years
Segment Maturity Date                   January 15, Calendar Year Y + 3     January 15, Calendar Year Y + 5
Valuation Date                           October 1, Calendar Year Y + 2      October 1, Calendar Year Y + 4
Segment Investment                                   $1,000                              $1,000
Segment Buffer                                        -20%                                -30%
Performance Cap Rate                                   19%                                 35%
Time to Maturity                                     0.288                               0.288
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)

------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument     999.25                                 999.25
Fair Value of Hypothetical Derivatives         (203.56)                               (109.27)
Cap Calculation Factor                           5.18                                   5.18
Sum of Above                                    800.87                                 895.16
Segment Investment Multiplied by prorated
Performance Cap Rate                          1,515.29                               2,649.32
Segment Interim Value                           800.87                                 895.16
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument     999.25                                 999.25
Fair Value of Hypothetical Derivatives          (2.00)                                 12.45
Cap Calculation Factor                           5.18                                   5.18
Sum of Above                                  1,002.43                               1,016.88
Segment Investment Multiplied by prorated
Performance Cap Rate                          1,515.29                               2,649.32
Segment Interim Value                         1,002.43                               1,016.88
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument     999.25                                 999.25
Fair Value of Hypothetical Derivatives          85.84                                  109.65
Cap Calculation Factor                           5.18                                   5.18
Sum of Above                                  1,090.27                               1,114.07
Segment Investment Multiplied by prorated
Performance Cap Rate                          1,515.29                               2,649.32
Segment Interim Value                         1,090.27                               1,114.07
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)

------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument     999.25                                 999.25
Fair Value of Hypothetical Derivatives          177.13                                 290.69
Cap Calculation Factor                           5.18                                   5.18
Sum of Above                                  1,181.56                               1,295.12
Segment Investment Multiplied by prorated
Performance Cap Rate                          1,515.29                               2,649.32
Segment Interim Value                         1,181.56                               1,295.12
------------------------------------------------------------------------------------------------------------------------------------



                                          Appendix II: Segment Interim Value B-5

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EXAMPLE OF PARTIAL WITHDRAWAL

------------------------------------------------------------------------------------------------------------------------------------
 ITEM                                           SEGMENT 1                       SEGMENT 2                       SEGMENT 3
------------------------------------------------------------------------------------------------------------------------------------
Segment Start Date                     January 15, Calendar Year Y     January 15, Calendar Year Y     January 15, Calendar Year Y
Segment Duration                                1 year                          3 years                         5 years
Segment Maturity Date                   January 14, Calendar Year       January 15, Calendar Year       January 15, Calendar Year
                                                  Y+1                            Y + 3                           Y + 5
Valuation Date                          October 1, Calendar Year Y      October 1, Calendar Year Y      October 1, Calendar Year Y
Segment Investment                              $1,000                          $1,000                          $1,000
Segment Buffer                                   -10%                            -20%                            -30%
Performance Cap Rate                              11%                             19%                             35%
Time to Maturity                                0.288                           2.290                           4.290
Amount Withdrawn                                $100                            $100                             $100
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)

------------------------------------------------------------------------------------------------------------------------------------
Segment Interim Value                            701.68                         778.05                          824.12
Percent Withdrawn                                14.25%                         12.85%                          12.13%
Segment Investment After Partial Withdrawal     $857.48                        $871.47                         $878.66
Segment Interim Value After Partial Withdrawal  $601.68                        $678.05                         $724.12
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

------------------------------------------------------------------------------------------------------------------------------------
Segment Interim Value                            960.63                         951.24                          963.11
Percent Withdrawn                                10.41%                         10.51%                          10.38%
Segment Investment After Partial Withdrawal     $895.90                        $894.87                         $896.17
Segment Interim Value After Partial Withdrawal  $860.63                        $851.24                         $863.11
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

------------------------------------------------------------------------------------------------------------------------------------
Segment Interim Value                           1,057.80                       1,027.94                        1,032.54
Percent Withdrawn                                9.45%                          9.73%                           9.68%
Segment Investment After Partial Withdrawal     $905.46                        $902.72                         $903.15
Segment Interim Value After Partial Withdrawal  $957.80                        $927.94                         $932.54
------------------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)

------------------------------------------------------------------------------------------------------------------------------------
Segment Interim Value                           1,078.36                        1,103.54                       1,111.84
Percent Withdrawn                                 9.27%                           9.06%                          8.99%
Segment Investment After Partial Withdrawal     $907.27                         $909.38                        $910.06
Segment Interim Value After Partial Withdrawal  $978.36                        $1,003.54                      $1,011.84
------------------------------------------------------------------------------------------------------------------------------------

Definitions:
Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value Segment Investment After Partial Withdrawal is equal to the original Segment Investment ($1,000) multiplied by [1 - Percent Withdrawn]
Segment Interim Value After Partial Withdrawal is equal to the calculated Segement Interim Value based on the Segment Investment After Partial Withdrawal. It will also be equal to the Segment Interim Value multiplied by [1
- Percent Withdrawn]


B-6 Appendix II: Segment Interim Value

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Appendix III: Index Publishers


--------------------------------------------------------------------------------

The Protected Investment Option of the Protected Capital Strategies(SM) contract tracks certain Securities Indices that are published by third parties. AXA Equitable uses these Securities Indices under license from the Indices' respective publishers. The following information about the Indices is included in this Prospectus in accordance with AXA Equitable's license agreements with the publishers of the Indices:

Standard & Poor's requires that the following disclaimer be included in this
Prospectus:

The Protected Capital Strategies(SM) contract is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P") or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Protected Capital Strategies(SM) contract or any member of the public regarding the advisability of investing in securities generally or in the Protected Capital Strategies(SM) contract particularly or the ability of the S&P 500 Price Return Index (the "Index") to track general stock market performance. S&P's and its third party licensor's only relationship to AXA Equitable is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to AXA Equitable or the Protected Capital Strategies(SM) contract. S&P and its third party licensors have no obligation to take the needs of AXA Equitable or the owners of the Protected Capital Strategies(SM) contract into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Protected Capital Strategies(SM) contract or the timing of the issuance or sale of the Protected Capital Strategies(SM) contract or in the determination or calculation of the equation by which the Protected Capital Strategies contract is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Protected Capital Strategies contract.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN.WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The name "S&P 500 Price Return Index" is a trademark of Standard & Poor's and has been licensed for use by AXA Equitable.

Frank Russell Company requires that the following disclosure be included in this Prospectus:

The Protected Capital Strategies(SM) contract is not sponsored, endorsed, sold or promoted by Frank Russell Company ("Russell"). Russell makes no representation or warranty, express or implied, to the owners of the Protected Capital Strategies(SM) contract or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the Russell 2000 Price Return Index to track general stock market performance or a segment of the same. Russell's publication of the Russell 2000 Price Return Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Price Return Index is based. Russell's only relationship to AXA Equitable is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Price Return Index which is determined, composed and calculated by Russell without regard to AXA Equitable or the Protected Capital Strategies(SM) contract. Russell is not responsible for and has not reviewed the Protected Capital Strategies(SM) contract nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the the Protected Capital Strategies(SM) contract. Russell has no obligation or liability in connection with the administration, marketing or trading of the Protected Capital Strategies(SM) contract.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY AXA EQUITABLE, INVESTORS, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI Inc. requires that the following disclosure be included in this
Prospectus:

                                              Appendix III: Index Publishers C-1

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THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY [LICENSEE]. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT. ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.


C-2 Appendix III: Index Publishers

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Appendix IV: Segment Maturity Date and Segment Start Date examples


--------------------------------------------------------------------------------

The Segment Maturity Date for Segments maturing in a given month will generally be the 14th day of the month, and the Segment Start Date for new Segments starting in that same month will generally be the 15th day of the month. However, as described earlier in this Prospectus, the Segment Maturity Date and Segment Start Date may sometimes occur on later dates, if the 14th or 15th is not a Segment Business Day.

Set forth below are some examples of how the Segment Maturity Date and Segment Start Date may be moved in a given month. These are only representative examples. There are possible combinations of weekends and Scheduled Holidays that could result in the Segment Maturity Date and Segment Start Date being moved to later dates.

The first table below assumes that the 14th and/or 15th of the month falls on a weekend, and the following Monday and Tuesday are both Segment Business Days:


--------------------------------------------------------------------------------
                           THEN THE SEGMENT        AND THE SEGMENT
     IF THE 14TH IS A:     MATURITY DATE IS:        START DATE IS:
--------------------------------------------------------------------------------
          Friday            Friday the 14th        Monday the 17th
--------------------------------------------------------------------------------
          Saturday          Monday the 16th        Tuesday the 17th
--------------------------------------------------------------------------------
          Sunday            Monday the 15th        Tuesday the 16th
--------------------------------------------------------------------------------

The second table below assumes that the 14th or 15th of the month falls on a Scheduled Holiday:


--------------------------------------------------------------------------------
    IF A SCHEDULED HOLIDAY      THEN THE SEGMENT        AND THE SEGMENT
         FALLS ON:             MATURITY DATE IS:        START DATE IS:
--------------------------------------------------------------------------------
          Monday the 14th       Tuesday the 15th      Wednesday the 16th
--------------------------------------------------------------------------------
         Friday the 15th        Monday the 18th        Tuesday the 19th
--------------------------------------------------------------------------------

                            Appendix IV: Segment Maturity Date and Segment Start
                                                               Date examples D-1

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Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            Page
Who is AXA Equitable?                                                        2
Unit Values                                                                  2
Custodian and independent registered public accounting firm                  2
Distribution of the contracts                                                2
Financial statements                                                         2


HOW TO OBTAIN A PROTECTED CAPITAL STRATEGIES STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NO. 49

Send this request form to:
     Protected Capital Strategies
     P.O. Box 1547
     Secaucus, NJ 07096-1547

-----------------------------------------------------------------------------
Please send me a Protected Capital Strategies(SM) Statement of Additional
Information dated     , 2010.


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